This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on March 6, 2024.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Chagee Holdings Limited
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	5810 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
15/F, IFS Building 2, Hongxing Road,
Jinjiang District, Chengdu, Sichuan,
People’s Republic of China, 610000
+86 028 6900 7666
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong +852 2521-4122
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject To Completion,
Preliminary Prospectus Dated            , 2024
            American Depositary Shares
Chagee Holdings Limited
Representing           Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Chagee Holdings Limited. We are offering a total of       ADSs, each representing       of our Class A ordinary shares, par value US$0.0001 per share. The underwriters may also purchase up to       Class A ordinary shares within 30 days to cover over-allotments, if any.
Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$      and US$      per ADS. We intend to apply to list the ADSs representing our Class A ordinary shares on the [Nasdaq Global Market/New York Stock Exchange] under the symbol “CHA.”
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, will beneficially own all of our issued Class B ordinary shares and will be able to exercise     % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the [Nasdaq/NYSE] rules. See “Principal Shareholders.”
Chagee Holdings Limited is a Cayman Islands holding company with no business operations of its own. It conducts all of its operations through its subsidiaries located in China and elsewhere. Investors in the ADSs are not purchasing equity securities of these subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company. This structure involves unique risks to investors. As used in this prospectus, “we,” “us,” “our company,” “our,” or “Chagee” refers to Chagee Holdings Limited and its subsidiaries.
We face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For more details, see “Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us” on pages 39 and 40 of this prospectus.

Cash is transferred among our company, CHAGEE INVESTMENT PTE.LTD., or Chagee Investment, and its PRC subsidiaries, in the following manner: (i) funds are transferred to Chagee Investment from our company as needed through CHAGEE HOLDINGS PTE. LTD., or Chagee Holdings Singapore, in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Chagee Investment to our company through Chagee Holdings Singapore. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including our company, or any investors as of the date of this prospectus. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In the future, our company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. In the year ended December 31, 2022 and the nine months ended September 30, 2023, we did not transfer any cash proceeds to any of our PRC subsidiaries, except for the cash transfers within our group in connection with the Restructuring. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us through Chagee Holdings Singapore and Chagee Investment to Beijing Chagee Catering Management Co., Ltd., or Beijing Chagee, via capital contribution and shareholder loans, as the case may be. Beijing Chagee then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC regulations and rules relating to such cash transfers through our group and the associated risks, see “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on pages 43 and 44 of this prospectus, and “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on pages 44 and 45 of this prospectus.
Trading in our securities on U.S. markets, including the [Nasdaq/NYSE], may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor which is headquartered in mainland China. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ending December 31, 2024. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. For more details, see “Risk Factors — Risks Relating to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the [Nasdaq/NYSE], may determine to delist our securities. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within   days from the date of this prospectus.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on            , 2024.

Citigroup	Morgan Stanley
(in alphabetical order)
The date of this prospectus is            , 2024.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares.
Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
Until            , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. This prospectus contains certain information from an industry report commissioned by us and prepared by Shanghai iResearch Co., Ltd., or iResearch, a third-party industry research firm.
Our Mission
With every cup of our tea, we aspire to foster a global connection of people and cultures.
Our Vision
To modernize the tea-drinking experience through technology and innovation.
Our Core Values
“Customer First” is the foundational philosophy of how we make decisions and run our business.
“Caring for Partners” is the core value that defines how we interact with consumers, franchise partners, suppliers, and one another.
“Quality, Health, and Convenience” is the guiding principle of how we make our products.
Our Company
Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Its creation, in 2017, was inspired by how international coffee chains have made coffee drinking both a worldwide lifestyle and a social concept since the 1970s. This success has made us believe that tea drinking needs to be transformed too — and led us to use the power of technology and brand to make tea drinking a modern-day experience that connects people and cultures around the world.
Today, six years after our inception and with our relentless passion for technology and pursuit of innovation, we stand out as China’s largest, fastest-growing, and most popular premium freshly-made tea drinks brand, according to iResearch:
•
As of December 31, 2023, our network comprised 3,511 teahouses, including 3,416 located in China. This scale represents the largest number of stores in China among all premium freshly-made tea drinks brands in China.

•
In 2023, our total GMV reached RMB10.8 billion. As measured by GMV generated within China, we recorded the fastest growth from 2022 to 2023 among all freshly-made tea drinks brands with over 1,000 stores in China.

•
We have ranked the 1st on China’s social influence index among all freshly-made tea drinks brands in China since October 2023, according to the Social Touch Search Engine.

Notes:
(1)
Calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in China in each calendar month during 2023 by (ii) the sum of the total number of monthly fully operational teahouses in China in each calendar month during 2023.

(2)
Calculated by dividing (i) the sum of the number of cups sold by the monthly fully operational teahouses in China in each calendar month during 2023 by (ii) the sum of the total number of monthly fully operational teahouses in China in each calendar month during 2023.

(3)
Calculated by the growth rate of GMV generated by “same stores” in 2023 compared to GMV generated by these “same stores” in 2022. We define “same stores” to be teahouses that operated for a minimum of 180 days in both 2022 and 2023.

Universally Appealing Core Menu
At Chagee, we persistently explore and create tea drink recipes that embody purity and a timeless appeal to the diverse palates of a broad spectrum of consumers. This strategic focus anchors the development of our simple core menu.
We use advanced extraction technology to accentuate the pure taste of tea and enhance its depth of flavor through meticulous blending. This technique results in a differentiated, delicious taste of freshness and healthiness that has the ability to transcend time and cultures, captivating consumers worldwide. In 2022 and 2023, approximately 79% and 87% of Chagee’s GMV generated within China were attributed to our signature tea latte products, with approximately 44% and 57% of GMV generated within China derived from our top three best-selling tea lattes.
Focusing on a simple core menu also makes it easier for us to ensure product quality, consistency, and convenience through more concentrated, streamlined, and efficient supply chain management as well as highly automated tea preparation processes. This ultimately leads to improved operational efficiency and service quality of our expansive teahouse network.
Modernity Powered by Technology
We are committed to operational efficiency and excellence, which is underpinned by our cutting-edge “tea tech” initiatives. Using digital and automation technologies, we empower every crucial aspect of our operations, from product development to supply chain management, and from consumer engagement to storefront operations.
We collaborate creatively with our supply chain partners to co-develop automated tea-making machines, heralding the modernization of the century-old tea industry. The application of customized equipment allows our in-store crew to make every cup of Chagee drink with consistent quality and taste. Across our teahouses in China and overseas, this level of automation allows us to ensure consistent quality control, enhance store productivity, reduce consumer wait times, and ultimately, elevate the overall tea-drinking experience.
Our strength in digitalization allows us to achieve what we define to be the “Five Things Online” — drinks preparation, consumer and partner relationships, supply chain, store lifecycle management, and payments. Essentially, this approach enables us and our franchise partners to run teahouses online, with centralized operations, automated replenishment, and fully integrated management of both franchised and company-owned teahouses. The resulting data insights are organically and intelligently fed into digitalized operations, creating a positive feedback loop that fosters more efficient and closer-knit collaborations with our franchise partners.
The seamless integration of these technologies enables our franchise partners to make better tea drinks for consumers and operate their teahouses smartly and more efficiently. It also allows us and our franchise partners to focus more on consumer services to deliver a compelling experience.
Effectively Managed Teahouse Network
As of December 31, 2023, our Chagee brand encompasses a vast, growing network of 3,511 teahouses, including 3,416 teahouses covering 31 provinces, municipalities, and autonomous regions across China and 95 teahouses overseas with 3,472 of our 3,511 Chagee teahouses being franchised teahouses.
We take pride in our strong ability to manage and scale a franchise network both across China and in a growing number of overseas markets. This ability is rooted in our “managed franchise model” that focuses on effective, centralized management of our franchise network in accordance with our uniform standards in product quality, supply chain management, and consumer service excellence.
Our ability to effectively manage our growing teahouse network is manifest in our strong operating results:
•
Number of teahouses.   The number of our teahouses increased by 223.0% from 1,087 as of December 31, 2022 to 3,511 as of December 31, 2023.

•
GMV.   Our total GMV increased by 734.3% from RMB1,293.7 million in 2022 to RMB10,792.8 million in 2023.

•
Net revenues and net income.   In the nine months ended September 30, 2023, our net revenues amounted to RMB2,593.1 million (US$355.4 million), representing an 839.5% year-over-year increase from RMB276.0 million during the same period in 2022. We generated net income of RMB492.3 million (US$67.5 million) in the nine months ended September 30, 2023.

As we rapidly scale our operations, our teahouses continue to deliver strong performance. Our average number of cups sold per teahouse per month in China increased by 167.1% from 8,981 in 2022 to 23,989 in 2023. The average monthly GMV of our teahouses in China increased by 171.9% from RMB177.5 thousand in 2022 to RMB482.7 thousand in 2023.
Market Opportunities
The tea drinks industry in China represents a vast market with tremendous growth potential. According to iResearch, China’s freshly-made tea drinks market, as measured by GMV, is growing rapidly to enormous scale, at a CAGR of 21.8% from RMB102.2 billion in 2019 to RMB224.9 billion in 2023, and is expected to reach RMB428.7 billion by 2028. In particular, the premium freshly-made tea drinks segment, defined by an average selling price of RMB17.0 (approximately US$2.5) and above per cup, as a proportion of the overall freshly-made tea drinks market increased from 10.9% in 2019 to 21.3% in 2023. This faster growth is mainly driven by consumer demands for higher-quality products, diversified consumption scenarios, and a rising awareness of health benefits. The total GMV of the premium freshly-made tea drinks segment is expected to reach RMB165.2 billion in 2028, accounting for 31.4% of the total freshly-made tea drinks market.
Globally, the growth momentum is also tremendous. The global tea drinks market, as the second largest non-alcoholic beverage category worldwide, commanded a GMV of US$425.1 billion in 2023 and is projected to reach US$594.4 billion by 2028, according to iResearch. Freshly-made tea drinks continue to gain popularity across overseas markets. Driven by rising per capita income, an expanding base of tea consumers, and the potential to attract more coffee drinkers by virtue of tea’s affordability and health benefits, the global market for freshly-made tea drinks is expected to reach US$119.5 billion by 2028, representing a CAGR of 20.5% from 2023 to 2028.
As consumer demands for quality and health attributes continue to rise, coupled with an increasing focus on brand image and culture, freshly-made tea drinks brands are increasingly improving the healthiness and brand values of their products. Digital transformation plays an increasing role in these efforts, as it not only enhances operational efficiency for brands but also addresses consumer demands for more convenient and efficient products and services. Additionally, as the franchise model continues to play a crucial role in business expansion, a robust managed franchise model has emerged as a more effective model for tea drinks brands looking to expand rapidly.
Summary of Risk Factors
An investment in the ADSs involves significant risks. Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China and elsewhere, but instead are purchasing equity securities of a Cayman Islands holding company. Chagee Holdings Limited is a Cayman Islands holding company that conducts all of its operations through its subsidiaries located in China and elsewhere. Such structure involves unique risks to investors in the ADSs.
As a China-based company incorporated in the Cayman Islands, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Full-fledged discussion of these summary risk factors can be found in the section headed “Risk Factors” under the same subheadings.
Risks Relating to Our Business and Industry
•
Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates. (page 20)

•
If we are unable to successfully manage our growth, our business and prospects may be materially and adversely affected. (pages 20 and 21)

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We operate in the highly competitive and rapidly evolving freshly-made tea drinks market in China and overseas. (page 21)

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We may not be successful in expanding our teahouse network. (pages 21 and 22)

•
Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business. (pages 22 and 23)

•
Evolving consumers preferences and tastes may adversely affect our business. (page 23)

•
If we are unable to offer our products at prices that are appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected. (pages 23 and 24)

•
If we fail to acquire new consumers or retain existing consumers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. (page 24)

•
We may not be successful in expanding our membership and our ability to take advantage of our membership program may be limited. (page 24)

•
We may not be successful in operating the company-owned and franchised teahouses managed by us within our teahouse network effectively. (pages 24 and 25)

Risks Relating to Doing Business in China
•
The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us. (pages 39 and 40)

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. (page 40)

•
The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our issuance of securities overseas. Failure to file or report with CSRC for this offering or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. (pages 40, 41 and 42)

•
It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management named in the prospectus based on foreign laws. (pages 42 and 43)

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. (pages 43 and 44)

•
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets. (page 44)

•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (pages 44 and 45)

Risks Relating to the ADSs and This Offering
•
An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly. (page 50)

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. (pages 50 and 51)

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Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of ADSs to decline. (page 51)

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Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment. (page 51)

•
Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution. (pages 51 and 52)

Recent Regulatory Developments
PRC Cybersecurity Review
On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. Additionally, where the relevant activity affects or may affect national security, a “critical information infrastructure operator (“CIIO”)” that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review.
As announced by the CAC, the China Cybersecurity Review Technology and Certification Center (the “CCRC”) is entrusted by the Cybersecurity Review Office and under its guidance, to undertake specific work of the cybersecurity review such as receipt of materials and formal review of such materials and setup a hotline or the consultation regarding cybersecurity review. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.
PRC CSRC Filing and Reporting Requirements
On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect on March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we are required to comply with the relevant requirements under the Overseas Listing Filing Rules in connection with this offering.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC the applicable filing materials within three business days after occurrence of such change.
We plan to make the required filing with the CSRC in connection with this offering in accordance with the Overseas Listing Filing Rules. However, we cannot assure you that we will be able to comply with such filing requirements and complete such filing with the CSRC in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.
In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules which are relatively new, we cannot assure you that we will be able to complete such filings in a timely manner and fully comply with such rules in connection with this offering or our continued listing overseas and our overseas securities offerings in the future. As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard. For details of the associated risks, see “Risk Factors — Risks Relating to Doing Business in China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our issuance of securities overseas. Failure to file or report with CSRC for this offering or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.” As the regulatory environments continue to evolve, we will continue to closely monitor developments in the PRC regarding requirements of the CSRC, the CAC, or other PRC regulatory authorities in connection with overseas listings and securities offerings.
Implications of the Holding Foreign Companies Accountable Act
Trading in our securities on U.S. markets, including the [Nasdaq/NYSE], may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor which is headquartered in mainland China. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future.
The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. For more details, see “Risk Factors — Risks Relating to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result,U.S. national securities exchanges, such as the [Nasdaq/NYSE], may determine to delist our securities. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations and This Offering
We are required to obtain certain licenses, permits and approvals from, and complete certain registrations and filings with relevant governmental authorities in China in order to operate our business and conduct this offering.
With respect to our business operations, we believe that our PRC subsidiaries have obtained all material requisite licenses and permits from the PRC regulatory authorities that are necessary for their business operations in China, except as disclosed in “Risk Factors — Risk Relating to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.”
With respect to this offering and our proposed overseas listing, we have applied for and completed a cybersecurity review pursuant to the Cybersecurity Review Measures, and we plan to make the required filing with the CSRC in accordance with the Overseas Listing Filing Rules. See “— PRC Cybersecurity Review” and “— PRC CSRC Filing and Reporting Requirements” above for details.
We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this prospectus, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. If we inadvertently concluded that any permission or approval was not required, we could be subject to administrative penalties as provided in relevant PRC laws and regulations, as if such permission or approval were not obtained. In addition, there remains substantial uncertainty as to what consequences would be in the event of change in laws, regulations, or interpretations, which largely depends on the specific rule-making. While we continue to keep abreast of regulatory developments in China, our business may be disrupted and our results of operations may suffer if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements. See “Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us.”
Our PRC legal counsel has advised us that, save as disclosed above, we are not required to obtain any other permission or approval from regulatory authorities in China to operate our business or conduct this offering as of the date of this prospectus.
Our History and Corporate Structure
We commenced our operations in China in 2017. In December 2020, Beijing Chagee Catering Management Co., Ltd., or Beijing Chagee, was established, and we currently conduct all of our businesses in China through Beijing Chagee and its subsidiaries.
We incorporated Chagee Holdings Limited, an exempted company with limited liability in the Cayman Islands, as our ultimate holding company in May 2023 in anticipation of this offering and future capital raising from international investors.
In June 2023, we established CHAGEE HOLDINGS PTE. LTD., or Chagee Holdings Singapore, and CHAGEE INVESTMENT PTE. LTD., or Chagee Investment, under the laws of Singapore as intermediary holding companies. Chagee Holdings Singapore owns 100% of the equity interest in Chagee Investment, and Chagee Investment acquired 100% of the equity interest in Beijing Chagee through a series of transactions completed in October 2023.
Through a series of transactions completed in December 2023, which we refer to collectively as the “Restructuring” throughout this prospectus, the then-shareholders of Beijing Chagee (or their designed affiliates) received ordinary shares, Series A and B preferred shares of Chagee Holdings Limited, as applicable, substantially in proportion to their respective equity interests in Beijing Chagee immediately prior to the Restructuring and with substantially the same terms.
In July 2023, we established CHAGEE GROUP (SEA) PTE.LTD. under the laws of Singapore, through which we operate our business in Southeast Asia. In November 2023, we established Chagee Holdings (UK) Limited under the laws of the United Kingdom, through which we intend to explore expansion opportunities in other overseas markets.
In connection with our Series B+ financing, we issued a total of 20,374,577 Series B+ preferred shares in July and December 2023 to certain investors for an aggregate consideration of the US$ equivalent of RMB330 million. See “Description of Share Capital — History of Securities Issuances.”
The following diagram illustrates our corporate structure, including all of our significant subsidiaries within and outside of the PRC, immediately upon the completion of this offering.
Holding Company Structure
We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries located in China and elsewhere. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. See “Regulation — Regulations Relating to Dividend Distributions” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group.
Cash Flows through Our Organization
Cash is transferred among our company, Chagee Investment, and its PRC subsidiaries, in the following manner: (i) funds are transferred to Chagee Investment from our company as needed through Chagee Holdings Singapore, in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Chagee Investment to our company through Chagee Holdings Singapore. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including our company, or any investors as of the date of this prospectus. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In the future, our company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. In the year ended December 31, 2022 and the nine months ended September 30, 2023, we did not transfer any cash proceeds to any of our PRC subsidiaries, except for the cash transfers within our group in connection with the Restructuring. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us through Chagee Holdings Singapore and Chagee Investment to Beijing Chagee Catering Management Co., Ltd., or Beijing Chagee, via capital contribution and shareholder loans, as the case may be. Beijing Chagee then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Use of Proceeds,” “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
Our Corporate Information
Our principal executive offices are located at 15/F, IFS Building 2, Hongxing Road, Jinjiang District, Chengdu, Sichuan Province, People’s Republic of China, 610000. Our telephone number at this address is +86 028 6900 7666. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.bwcj.com. The information contained on our website is not a part of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.
We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. See “Risk Factors — Risks Relating to the ADSs and This Offering — We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an ‘emerging growth company.’”
Implications of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.
In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [Nasdaq/NYSE] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [Nasdaq/NYSE] corporate governance listing standards.
Implications of Being a Controlled Company
Immediately following the completion of this offering, Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, will beneficially own    % of our total issued and outstanding ordinary shares, representing    % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or    % of our total issued and outstanding ordinary shares, representing      % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the [Nasdaq/NYSE] Stock Market Rules because Mr. Junjie Zhang will hold more than 50% of the voting power for the election of directors upon the completion of this offering. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Conventions which Apply to This Prospectus
Unless we indicate otherwise, all information in this prospectus reflects the following:
•
“active members” refer to registered members who placed an order for our products at least once in a given period;

•
“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;

•
“average monthly GMV per teahouse” refers to the average monthly GMV generated by monthly fully operational teahouses. Specifically:

•
for a given calendar month, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses during that specific calendar month by (ii) the total number of monthly fully operational teahouses; and

•
for a given year or a quarter within that specific year, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in each calendar month during that specific year or quarter, as the case may be, by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific year or quarter.

•
“average number of cups sold per teahouse per month”, for a given calendar month, refers to the average number of cups sold by the monthly fully operational teahouses during that specific month. For a given year or a quarter within that specific year, the average number of cups sold per teahouse per month is calculated by dividing (i) the sum of the number of cups sold by the monthly fully operational teahouses in each calendar month during that specific year or quarter, as the case may be, by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific year or quarter;

•
“CAGR”, also known as compounded annual growth rate, refers to the mean annual growth rate of an investment over a specified period of time longer than one year;

•
“Central China” refers to Shandong, Shanxi, Henan, Shaanxi, Hubei and Hunan under our classification;

•
“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan;

•
“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0001 per share;

•
“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0001 per share;

•
“Chagee,” “we,” “us,” “our company,” and “our” refer to Chagee Holdings Limited, a Cayman Islands exempted company and its subsidiaries;

•
“Eastern China” refers to Zhejiang, Anhui, Jiangsu, Jiangxi and Shanghai under our classification;

•
“GMV” refers to gross merchandise value, a key operating metric that our management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on our mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms;

•
“Public Company Share Incentive Plan” refers to our share-based awards scheme adopted in February 2024;

•
“monthly fully operational teahouses” refer to teahouses that have operated on each calendar day throughout a given calendar month;

•
“registered members” refer to member accounts registered with our mobile mini program;

•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•
“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•
“Southern China” refers to Guangdong, Hainan and Fujian under our classification;

•
“Southwestern China” refers to Yunnan, Guangxi, Guizhou, Sichuan and Chongqing under our classification;

•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•
“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.
This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by iResearch, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING
Offering price range
We currently estimate that the initial public offering price will be between US$       and US$       per ADS.
ADSs offered by us
           ADSs (or            ADSs if the underwriters exercise their over-allotment option in full).
The ADSs
Each ADS represents            Class A ordinary shares, par value US$0.0001 per share. The depositary will hold the Class A ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in the ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares
We will issue          Class A ordinary shares represented by the ADSs in this offering (or          Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share.
All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See “Description of Share Capital.”

Ordinary shares issued and outstanding immediately after this offering
        Class A ordinary shares, par value US$0.0001 per share (or         Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and          Class B ordinary shares, par value US$0.0001 per share.
Over-allotment option
We have granted the underwriters the right to purchase up to an additional          Class A ordinary shares from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
Listing
We intend to apply to list the ADSs representing our Class A ordinary shares on the [Nasdaq Global Market, or Nasdaq/New York Stock Exchange, or NYSE], under the symbol “CHA”.
Use of proceeds
Based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, we expect to receive total estimated net proceeds from this offering of approximately US$           million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full. We intend to use the net proceeds from the offering for (i) expanding the network of teahouses in China and overseas, (ii) developing and innovating new products, (iii) building overseas supply chain network, (iv) investment in technology to support business development and operations, and (v) for general corporate and working capital purposes. See “Use of Proceeds.”
Lock-up
We, [our directors, executive officers and existing shareholders] have agreed with the underwriters, without the prior written consent of the representatives, not to offer, pledge, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on       , 2024.
Depositary
Taxation
For Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to      additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

Unless otherwise indicated, the number of ordinary shares that will be issued and outstanding immediately after this offering:
The number of ordinary shares that will be issued and outstanding immediately after this offering:
•
is based upon 174,565,509 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus;

•
assumes no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

•
excludes       Class A ordinary shares issuable upon the exercise of      share options granted and are outstanding under our Public Company Share Incentive Plan as of the date of this prospectus; and

•
excludes       additional Class A ordinary shares reserved for future issuances pursuant to equity awards to be granted under our Public Company Share Incentive Plan as of the date of this prospectus.

See “Management — Equity Incentive Plan” for more information about the Public Company Share Incentive Plan.

OUR SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
The following summary consolidated statements of operations and (loss)/income and summary consolidated cash flow data for the year ended December 31, 2022 and summary consolidated balance sheet data as of December 31, 2022 have been derived from our consolidated financial statements included elsewhere in this prospectus.
The following summary consolidated statements of operations and (loss)/income data and summary consolidated cash flow data for the nine months ended September 30, 2022 and 2023 and summary consolidated balance sheet data as of September 30, 2023 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for a fair statement of our financial position and results of operations for the periods presented.
Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our summary consolidated statements of operations for the periods presented.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Net revenues from franchised teahouses	410,261	56,231	83.4	224,121	81.2	2,429,398	332,977	93.7
Net revenues from company-owned teahouses	81,392	11,156	16.6	51,899	18.8	163,725	22,440	6.3
Total net revenues	491,653	67,387	100.0	276,020	100.0	2,593,123	355,417	100.0
Cost of materials	(291,230)	(39,916)	(59.2)	(167,777)	(60.8)	(1,390,539)	(190,589)	(53.6)
Company-owned teahouse operating costs	(54,901)	(7,525)	(11.2)	(37,222)	(13.5)	(67,797)	(9,293)	(2.6)
Storage and delivery costs	(12,453)	(1,707)	(2.5)	(7,651)	(2.8)	(55,182)	(7,563)	(2.1)
Other operating costs	(75,775)	(10,386)	(15.4)	(53,180)	(19.3)	(162,059)	(22,212)	(6.2)
Sales and marketing expenses	(73,605)	(10,088)	(15.0)	(51,399)	(18.5)	(144,477)	(19,802)	(5.6)
General and administrative expenses	(99,530)	(13,642)	(20.3)	(71,909)	(26.1)	(175,258)	(24,021)	(6.8)
Total operating expenses	(607,494)	(83,264)	(123.6)	(389,138)	(141.0)	(1,995,312)	(273,480)	(76.9)
(Loss)/income from operations	(115,841)	(15,877)	(23.6)	(113,118)	(41.0)	597,811	81,937	23.1
Financial income, net	1,915	262	0.4	1,696	0.6	4,158	570	0.1
Others, net	1,546	212	0.3	1,797	0.7	24,050	3,296	0.9
(Loss)/income before income tax	(112,380)	(15,403)	(22.9)	(109,625)	(39.7)	626,019	85,803	24.1
Income tax benefit/(expense)	21,664	2,969	4.4	22,054	8.0	(133,727)	(18,329)	(5.1)
Net (loss)/income	(90,716)	(12,434)	(18.5)	(87,571)	(31.7)	492,292	67,474	19.0

The following table presents our summary consolidated balance sheet data as of December 31, 2022 and September 30, 2023.
	As of December 31,		As of September 30,
	2022		2023
	RMB	US$	RMB	US$
			(unaudited)
	(in thousands)
Cash and cash equivalents	200,746	27,515	1,278,312	175,207
Short-term investments	—	—	136,480	18,706
Accounts receivable, net	18,908	2,592	59,136	8,105
Inventories	33,185	4,548	65,538	8,983
Prepayments and other current assets	18,755	2,571	69,639	9,545
Amounts due from related parties	4,091	561	195,017	26,729
Total current assets	275,685	37,787	1,804,122	247,275
Total non-current assets	118,278	16,210	188,375	25,818
Total assets	393,963	53,997	1,992,497	273,093
Total current liabilities	297,653	40,797	1,098,572	150,571
Total non-current liabilities	51,284	7,029	138,601	18,997
Total liabilities	348,937	47,826	1,237,173	169,568
Total mezzanine equity	352,373	48,297	623,159	85,410
Total shareholders’ (deficit)/equity	(307,347)	(42,126)	132,165	18,115
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	393,963	53,997	1,992,497	273,093
The following table presents our summary consolidated cash flow data for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023.
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2022		2022	2023
	RMB	US$	RMB	RMB	US$
			(unaudited)
	(in thousands)
Net cash provided by/(used in) operating activities	43,034	5,899	(26,425)	1,230,525	168,657
Net cash used in investing activities	(10,982)	(1,505)	(10,734)	(363,954)	(49,884)
Net cash provided by/(used in) financing activities	(33)	(5)	—	208,069	28,518
Effect of exchange rate changes on cash and cash equivalents	—	—	—	2,926	401
Net increase/(decrease) in cash and cash equivalents	32,019	4,389	(37,159)	1,077,566	147,692
Cash and cash equivalents at the beginning of the year/period	168,727	23,126	168,727	200,746	27,515
Cash and cash equivalents at the end of the year/period	200,746	27,515	131,568	1,278,312	175,207

Non-GAAP Financial Measure
We consider adjusted net (loss)/income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.
This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
Our non-GAAP financial measure reflects adjustment for share-based compensation expense. We believe that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although we exclude share-based compensation expense from our non-GAAP measure, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses and may increase in future periods.
Adjusted Net (Loss)/Income
We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation expense.
The following table reconciles our adjusted net (loss)/income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income.
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2022		2022	2023
	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(90,716)	(12,434)	(87,571)	492,292	67,474
Add: Share based compensation	3,944	541	2,893	7,917	1,085
Adjusted net (loss)/income	(86,772)	(11,893)	(84,678)	500,209	68,559
Key Operating Data
The following table sets forth our key operating data.
	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Number of Teahouses	493	596	756	1,087	1,303	1,913	2,637	3,511
By operating model
Company-owned teahouses	21	26	28	30	28	33	34	39
Franchised teahouses	472	570	728	1,057	1,275	1,880	2,603	3,472
By geographical region
Southwestern China	438	494	555	661	726	859	972	1,108
Eastern China	9	30	76	222	309	557	800	1,054

	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Central China	2	18	41	87	113	215	345	554
Southern China	7	12	27	54	77	164	295	438
Other provinces in China(1)	—	—	—	—	8	45	142	262
Overseas	37	42	57	63	70	73	83	95
Total GMV (RMB in million)	194	222	372	506	1,052	1,673	3,213	4,854
Average monthly GMV per teahouse in China (RMB in thousand)(2)	140	134	193	220	333	365	510	574
Southwestern China	141	130	180	186	258	258	354	380
Eastern China	100	235	344	406	541	542	647	694
Central China	32	215	198	160	280	307	448	478
Southern China	103	166	235	256	399	502	740	820
Other provinces in China(1)	—	—	—	—	—	562	784	801
Same store GMV growth (%)(3)	—	—	—	—	52.6	73.9	75.0	103.8
Southwestern China	—	—	—	—	58.4	72.0	68.5	87.8
Eastern China	—	—	—	—	196.8	278.8	113.0	115.6
Central China	—	—	—	—	—	180.1	151.5	294.9
Southern China	—	—	—	—	181.1	198.9	194.6	235.0
Overseas	—	—	—	—	7.5	18.5	26.6	52.9

Notes:
(1)
Refers to other regions in China except Southwestern China, Eastern China, Central China and Southern China.

(2)
For any quarter within a given year, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in each calendar month during that specific quarter by (ii) the sum of the total number of the monthly fully operational teahouses in each calendar month during that specific quarter.

(3)
For any quarter within a given year, the term ‘‘same store GMV growth” refers to the growth rate of GMV generated by ‘‘same stores” during that specific quarter compared to GMV generated by these ‘‘same stores” during the corresponding quarter in the preceding year. We define ‘‘same stores” to be teahouses that operated for a minimum of 45 days in both that specific quarter and its corresponding quarter in the preceding year.

RISK FACTORS
You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.
Risks Relating to Our Business and Industry
Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.
We commenced our operations in 2017 and have since achieved rapid growth, with 3,511 teahouses in China and overseas as of December 31, 2023. However, our limited operating history may not serve as an adequate basis for evaluating our prospect and operating results, and our historical growth may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for a number of reasons and some of them are beyond our control, including decreasing consumer spending, increasing competition, declining growth of China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our teahouse network and diversify product offerings to further increase our consumer base and enrich our consumers’ experience. However, the execution of our expansion plan is subject to uncertainty and our business may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of the ADSs could decline.
If we are unable to successfully manage our growth, our business and prospects may be materially and adversely affected.
As we continue to grow rapidly, we will continue to encounter challenges in implementing our managerial, operating and financial strategies to keep up with our growth. The major challenges in managing our business growth include, among other things:
•
effectively identifying and securing locations for new teahouses and managing the daily operations of our teahouses. See “— We may not be successful in operating the company-owned and franchised teahouses managed by us within our teahouse network effectively” and “— We may not be successful in expanding our teahouse network” for more details;

•
ensuring the effectiveness of our franchise model;

•
controlling costs in a competitive environment;

•
continuing to introduce new products and timely upgrades to existing products to cater to evolving consumers’ tastes;

•
maintaining the quality and attractiveness of the products we offer;

•
providing an enjoyable consumer experience;

•
promoting, maintaining and capitalizing on our brand awareness;

•
retaining existing consumers and attracting new consumers through our membership program;

•
effectively managing our supply chain and ensuring that our third-party suppliers continue to meet our quality and other standards and satisfy our future operations’ needs;

•
maintaining and upgrading our technologies, tea-making machines and tools in a cost-effective manner;

•
attracting, training and retaining a growing workforce to support our operations;

•
implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and

•
ensuring full compliance with relevant laws and regulations.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. We cannot assure you that we will be able to execute managerial, operating and financial strategies to keep up with our growth. If we are not able to manage our growth or execute our strategies effectively, our growth may slow down and our business and prospects may be materially and adversely affected.
We operate in the highly competitive and rapidly evolving freshly-made tea drinks market in China and overseas.
We operate in the rapidly evolving freshly-made tea drinks market, and there is no guarantee that it will develop as we anticipate. Our future results of operations and demand for our products will depend on many factors beyond our control, such as governmental regulations and policies, investments, and evolving consumer tastes and preferences. A decline in the popularity of freshly-made tea drinks or our failure to adapt to changing trends in the freshly-made tea drinks industry could adversely affect our business prospects, financial condition, results of operations, and demand for our products.
Our industry is highly competitive, with many freshly-made tea drinks stores vying for consumers, including well-established competitors with greater financial, marketing and other resources. We may be at a disadvantage compared to our competitors, and their competitive measures could hinder our growth and adversely affect our sales and results of operations. Our recipes are not proprietary, and we are unable to prevent competitors from copying our products and selling similar products. Furthermore, the entry of new, well-funded competitors is always a possibility.
As we increase our product offerings, we will also compete against other food and beverage operators with convenient locations. Increased competition may reduce our market share and profitability, requiring us to increase our sales and marketing efforts and capital commitment in the future. Failure to compete effectively could lead to loss of market share and consumers, and materially and adversely affect our business, financial condition, and results of operations. Although we have accumulated a large and growing consumer base, there is no assurance that we will be able to maintain it against current or future competitors. For more information on the competitive landscape of the freshly-made tea drinks industry, please see “Industry Overview.”
We may not be successful in expanding our teahouse network.
Our extensive and well-managed teahouse network has been a critical factor in our growth and strong results. As of December 31, 2023, our network included 3,416 teahouses in 31 provinces, municipalities, and autonomous regions across China, as well as 95 teahouses overseas. Of these, 3,472 were franchised teahouses. To further increase our market share, we plan to expand our geographic coverage and deepen our market penetration. This includes encouraging existing quality franchise partners to open more teahouses and seeking cooperation with new franchise partners. However, we may face challenges in achieving our planned expansion of the teahouse network. The number and timing of the teahouses opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:
•
identify suitable locations for opening new teahouses and secure leases on commercially reasonable terms;

•
engage and retain qualified franchise partners;

•
obtain adequate funding and efficiently control costs and expenses for development and opening costs with respect to our company-owned teahouses;

•
obtain, or request our franchise partners to obtain, the required licenses, permits and approvals;

•
effectively manage our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our current and future operations’ needs for all teahouses throughout our network;

•
efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for our teahouses; and

•
recruit, train and retain skilled employees.

Any factors listed above, either individually or in aggregate, may delay or fail our plan to increase the number of teahouses in desirable locations at manageable cost levels. In addition, we or our franchise partners, as the case may be, may not be able to successfully operate the existing teahouses and may choose to close certain teahouses from time to time, which would adversely affect our business, financial condition or results of operations.
Furthermore, the opening of a new teahouse in or near a market where we already have a presence could potentially harm the sales of our existing teahouses. Moreover, it may be challenging to build our consumer base for a new teahouse in the same market where we already have multiple existing teahouses. Nevertheless, we plan to open new teahouses in and around areas of existing teahouses to leverage operational efficiencies and effectively serve our consumers. As we continue to expand our operations, there is a possibility that cannibalization among our teahouses may become significant and could adversely impact our sales growth, which may, in turn, negatively affect our business, financial condition, or results of operations.
Our operating results and growth strategies are closely tied to the success of our franchise partners and we have limited control with respect to their operations. Additionally, our franchise partners’ interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.
We primarily operate our business through an extensive franchise network. As of December 31, 2023, 3,472 out of 3,511 Chagee teahouses within our network were franchised ones. As we generate the vast majority of our net revenues through these franchised teahouses, their financial success and cooperation are critical to our overall success. We are subject to a number of risks relating to our franchise network, which may be out of our control:
•
Control over our franchise partners.   With respect to the franchised teahouses not operated by us, we have limited control over how our franchise partners’ businesses are run. Despite our strict operational guidelines and standards, external factors beyond our control may lead to a decline in the quality of our franchised teahouses. As a result, our franchise partners may struggle to operate their teahouses in a manner that aligns with our expectations for quality, service, and cleanliness. They may also encounter challenges in implementing marketing programs and major initiatives, such as store remodels, equipment upgrades, or technology investments, which may require significant financial resources. While such operational challenges may not necessarily breach the terms of our franchise contracts, they could still diminish consumer experiences, impact our brand reputation and lead to negative consequences for our business.

•
Net revenues from our franchised teahouses.   We receive various types of fees from our franchise partners depending on the terms of different franchise models, including initial franchise fees, monthly performance-based royalties, fees related to store supplies and procurements, and other service fees from our franchise partners. Any inability of our franchised teahouses to grow their sales and profit could have a negative impact on our net revenues and profitability.

•
Legal and regulatory compliance.   We normally require our franchise partners to secure relevant governmental approvals and permits for the operation of the related franchised teahouses in our standard franchise contracts and require that our franchise partners provide us with applicable approvals and permits, including, among others, business license, food operation license and fire prevention safety inspection certificates. However, some of our franchise partners may fail to obtain or renew such approvals or permits in a timely manner, or at all. Any failure to obtain or renew such approvals or permits or to comply with the laws and regulations will negatively affect the operation of our franchised teahouses, which will in turn have a material adverse effect on our results of operations. See also “— Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.”

•
Financial stability and business sustainability.   Our franchise partners may not be able to secure adequate financing to open or finance the operation of their franchised teahouses. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchise partners could experience financial distress or even bankruptcy. If a significant number of our franchise partners become financially distressed, it could harm our operating results due to reduced net revenues and the impact on our profitability could be greater than the percentage decrease in our net revenues. In addition, franchise partners may encounter a number of operational challenges, including store leasing and hiring of personnel, that may affect the sustainability of their business, further impacting our business operations.
•
Alignment of interests.   Although we bear ultimate responsibility for the success of our entire teahouse network and must prioritize long-term improvements, our franchise partners may have different business strategies and objectives that occasionally conflict with our interests. Disagreements may arise regarding our strategies and objectives or our respective rights and obligations under the franchise contracts and the terms and conditions of our partnership. As a result, disputes may arise and legal action may be taken against us, which could divert the attention, time, and financial resources of our management and franchise partners away from our teahouses. Even if we ultimately prevail in any such disputes, the resulting distraction and cost could still harm our business.

•
Brand integrity.   Any actions or omissions by our franchise partners that violate laws can be attributed to us and result in negative publicity, which can harm our brand image and decrease consumer demand for our products. Franchise partners’ online activity via social media can also negatively impact public perception of our brand, leading to reduced sales for our franchise partners and decreased net revenues for us.

Furthermore, our relationship with franchise partners and the potential sale of a franchise are governed by laws in the PRC and other countries where we operate. Legal action could be taken against us by franchise partners or government agencies based on these franchiser-franchisee relationships, resulting in fines, penalties, or damages awarded to franchise partners.
Evolving consumer preferences and tastes may adversely affect our business.
Our success relies on our ability to consistently improve our existing recipes and introduce new products that cater to evolving consumer preferences and tastes. While we believe that our tea drinks have broad appeal across consumers from different backgrounds, there is a risk that consumers may lose interest in our offerings. In particular, we generate a significant portion of our net revenues from our signature tea latte products. If consumers shift their preferences and no longer purchase these popular tea drinks, it could materially adversely impact our business, financial condition, and results of operations.
Moreover, even if we continue to innovate, there is a risk that consumers may not accept our new products due to factors such as price increases or other considerations. This could have an adverse effect on our operational and financial results. Additionally, the introduction of new products that reduce the demand for our existing offerings may result in a decline in sales. Managing the cost of materials, particularly for newly launched products, also presents challenges that could impact our profitability.
Furthermore, changes in consumer preferences, particularly related to dietary concerns such as calories and sugar consumption, may affect our sales. While we offer various options, including items with no added sugar and reduced calories, negative reports on the health effects of sugar or other compounds in our products, regardless of their accuracy, or negative publicity or litigation related to certain health risks, could significantly reduce demand for our products and materially harm our business and financial results.
If we are unable to offer our products at prices that are appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected.
A critical differentiator of our business is our ability to offer value to consumers, including offering quality products at prices that are appealing to consumers, which is pivotal to the success of our business. We vigorously execute our pricing strategy in our daily business operations, but we may still face various challenges in maintaining the current price rates. For example, we may not always have sufficient bargaining power in negotiating terms with our suppliers and procure raw materials and ingredients at favorable prices. As a result, we may have to price our products at higher-than-expected prices to achieve profitability. Even if we are able to price our products as we expected, our profit margin may be lower than our anticipation due to various factors, such as raw materials losses and order forecasting inaccuracy at individual stores. Further, increases in raw materials prices or production costs may also be shifted to us by our suppliers and result in our pressure to increase prices. Any increase in product prices may cause our sales volume to decline, and more importantly, undermine our positioning as a premium freshly-made tea drinks brand, making us less attractive to consumers and less competitive in the marketplace. Accordingly, the occurrence of any of the above would adversely affect our overall profitability, business, financial condition and results of operations.
In addition, the prices of the products we sell can be influenced by general economic conditions. For example, general inflation in the prices of the products we sell could cause us to mark up prices and thereby may negatively affect our product sales. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store operating costs and further reduce our sales or increase our cost of sales, selling and distribution expenses, or general and administrative expenses. Our pricing strategy and competitive pressure may inhibit our ability to reflect these increased costs in the prices of our products without losing competitive position, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations. In addition, our competitors may be able to offer similar products at lower prices, resulting in our tea drinks less attractive to consumers and less competitive in the marketplace. Any price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability. Accordingly, we may face periods of intense competition in the future, which could have a material adverse effect on our profitability and results of operations.
We are subject to additional risks in maintaining our products at appealing or competitive prices in the overseas markets. Substantially all of our products are manufactured in China and shipped to overseas markets. Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. Any imposition of tariffs, anti-dumping duties, or other non-tariff barriers in one or more markets could result in additional costs to us and negatively affect our ability to price our products at appealing or competitive rates and/or a material reduction in our supplies of relevant products in those markets, which could have a material adverse effect on our business, results of operations and financial condition.
If we fail to acquire new consumers or retain existing consumers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
Our ability to cost-effectively attract new consumers and retain existing consumers is crucial to driving revenue growth and achieving higher profitability. We have continued to invest in branding, sales and marketing to acquire and retain consumers. For the year ended December 31, 2022 and the nine months ended September 30, 2023, we incurred RMB73.6 million (US$10.1 million) and RMB144.5 million (US$19.8 million) in sales and marketing expenses, respectively, accounted for 15.0% and 5.6% of our net revenues of the respective periods. We expect to continue to invest significantly to acquire new consumers and retain existing ones. However, there is no assurance that our sales and marketing activities will generate more traffic to our teahouses as anticipated. In addition, technology advancement may require us to adopt innovative marketing methods to keep pace with industry trends and consumer preferences. Failure to adjust our existing marketing approaches, or to introduce new marketing approaches, in a cost-effective manner could negatively impact our results of operations.
In addition, if our existing consumers no longer find our products appealing or are unsatisfied with our services, or if our competitors offer more attractive products, prices, discounts or better consumer services, our existing consumers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing consumers or to acquire new consumers in a cost-effective manner, our probability could be adversely affected.
We may not be successful in expanding our membership and our ability to take advantage of our membership program may be limited.
We have developed a membership program that offer various rewards to our members. We have limited experience operating our membership program and we cannot accurately predict the rate or range of consumers who will join our membership program. Our membership program may not be effective in retaining or increasing purchases by existing consumers and may adversely affect purchases by consumers who are not members. In addition, we may not be able to use our membership program to deepen our understanding of our target consumers. As a result, our business may be materially and adversely affected.
We may not be successful in operating the company-owned and franchised teahouses managed by us within our teahouse network effectively.
As of December 31, 2023, we had 3,511 teahouses within our network, out of which 168 were managed by us, including 39 company-owned teahouses and 129 franchised teahouses directly managed by us. The operating results of the teahouses managed by us have been and will continue to be subject to a number of factors, including but not limited to:
•
our ability to maintain and enhance the quality of our products and services;

•
our ability to retain existing consumers and attract new consumers;

•
our ability to continuously increase consumer spending and to implement new initiatives to drive sales;

•
our ability to timely respond to changes in market opportunities and consumer preferences;

•
our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;

•
our ability to hire, train and retain talented employees;

•
our ability to secure sufficient capital investment and commitment of financial resources for our company-owned teahouses;

•
our ability to manage costs of our operations, such as cost of materials, labor costs and other operating costs, and sales and marketing expenses;

•
our ability to ensure full compliance with relevant laws and regulations and maintain adequate and effective control, supervision and risk management of the teahouses managed by us; and

•
our ability to monitor and control the overall operation of teahouses.

Any of these factors listed above may render us unsuccessful in profitably operating the teahouses managed by us and could adversely impact our business, financial condition and/or results of operations.
We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations.
The cost, availability, and quality of our principal raw materials, such as tea leaves and other condiments (including dairy products and syrup), are critical to our operations. We typically enter into purchase agreements with suppliers of raw materials for a term of one year, incorporating fixed purchase price caps, although contract prices may be renegotiated for reductions if there are significant market price fluctuations. However, if the cost of raw materials increases after the expiration of existing agreements, our business and results of operations could be adversely affected.
Furthermore, as tea leaves and most of our condiments have a relatively short shelf life, frequent and timely supply of these products is essential to our operations. In particular, shortages of one or more of our menu items could force our teahouses to remove items from their menus, which may cause consumers to purchase similar products from our competitors. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a stable supply of raw materials in a timely manner and on acceptable commercial terms, our ability to offer products of the quantity and quality that meet consumer demands, or to offer these products at competitive prices, may be inhibited. The cancellation of our supply arrangements by our suppliers or any disruption, delay, or inability of these suppliers to deliver our supplies timely may materially impact our results of operations if we fail to secure alternative distribution channels promptly.
Moreover, effective implementation of quality control measures on the sourcing, storage, and use of our raw materials is essential as it directly affects the quality of our products. Failure to do so could lead to a loss of existing consumers and a failure to attract new ones, thereby materially and adversely affecting our results of operations.
Growth of our business depends on the recognition of our brand, and any failure to maintain, protect and enhance our brands, including any negative publicity, would limit our ability to expand or retain our consumer base, which would materially and adversely affect our business, financial condition and results of operations.
We believe that recognition of our brand among consumers has helped us manage our consumer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:
•
maintain the quality and attractiveness of the products we offer;

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develop and launch new products that satisfy our consumers’ needs;

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provide a superior consumer experience;

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increase brand awareness through marketing and brand promotion activities;

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maintain good relationship and retain favorable terms with our franchise partners, suppliers, service providers and other business partners;

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ensure compliance with relevant laws and regulations;

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compete effectively against existing and future competitors; and

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preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, the freshly-made tea drinks market or the food and beverage sector in general.

A public perception that we, or other industry participants do not provide satisfactory products or services to consumers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain consumers, and our business, financial condition and results of operations may be materially and adversely affected.
Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business.
Instances or reports, whether true or not, of unclean supply or food-safety issues, such as food or beverage- borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, employee hygiene and cleanliness failures or improper employee conduct, have in the past severely injured the reputations of companies in the food and beverage sectors. Any report linking us to such instances could severely hurt our sales and could possibly lead to product liability claims, litigation and/or temporary teahouse closures. We are also continuing to incorporate more products in our lineup that require freezing or refrigeration, which increases the risk of food safety related incidents if correct temperatures are not maintained due to mechanical malfunction or human error.
We also face risk by relying on third-party suppliers to provide and transport ingredients and finished products to our teahouses. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control and it may be difficult to detect contamination or other defect in these products.
In addition, instances of food or beverage-safety issues, even those involving solely the teahouses of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the food and beverage industry in general, adversely affect our sales on a regional or global basis. A decrease in consumer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our teahouses, product recalls or food or beverage-safety claims or litigation, could materially harm our business and results of operations.
We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.
Publicity surrounding our business creates the possibility of heightened attention from the public, regulators, and the media. Heightened regulatory and public concerns over consumer protection and safety issues may subject us to additional legal and social responsibilities and increased scrutiny, leading to negative publicity. With a large number of consumer orders and continuous business expansion, the risk of negative publicity is significant, particularly with respect to our franchised teahouses operated by our franchise partners as we have limited control over them. Negative reports regarding our business, financial condition, and results of operations could severely affect our brand image and product sales, potentially leading to product liability claims, litigation, or damages. Furthermore, improper behaviors or statements from our spokespersons, endorsers, celebrities we cooperate with, and employees may result in substantial harm to our brand, reputation, and operations. While we cannot guarantee that we will not become the target of regulatory or public scrutiny in the future, we aim to mitigate any negative impacts on our reputation, brand image, and business prospects.
Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.
In accordance with the relevant laws and regulations in jurisdictions in which we operate, we and our franchise partners are required to maintain various approvals, licenses and permits to operate the Chagee teahouses, including food operation license, fire safety inspection, and as-built acceptance check on fire prevention or fire safety filing. In addition, we are required to maintain our commercial franchiser registration and fulfill the necessary filings to operate our franchise model in China.
For our company-owned teahouses, we are responsible for obtaining all requisite approvals, licenses and permits for teahouse operations. Based on anonymous consultation with local fire prevention authorities by our PRC legal counsel, the requirements of as-built acceptance check on fire prevention or fire safety filing for beverage stores varies among cities. As of the date of this prospectus, some of our company-owned teahouses have not completed the required as-built acceptance fire safety filing. The teahouses that fail to complete such as-built acceptance check on fire prevention may be ordered by the relevant government authorities to close down and may be subject to a fine up to RMB300,000 per teahouse. The teahouses that fail to complete as-built acceptance fire safety filing may be ordered to rectify and be subject to a fine up to RMB5,000 per teahouse.
We are in the process of rectifying the above non-compliance incidents with respect to our company-owned teahouses. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For example, even if our teahouses complete the required fire safety inspection, as-built acceptance check on fire prevention and fire safety filing, the relevant government authorities may decide to inspect our teahouses from time to time, and if we are found to fail such inspection, we may be ordered by the relevant government authorities to close down our teahouses or cease the business operations and be subject to fines.
For our franchised teahouses, our franchise partners are contractually responsible for obtaining requisite licenses, permits and approvals, and shall bear the associated costs and liabilities related to compliance with these requirements. However, there is no guarantee that our franchise partners have obtained and will maintain the required license in accordance with such contractual requirements, and any significant fines or administrative penalties imposed on the franchise partners or the related franchised teahouses could have an adverse impact on their business operations and financial performance, which in turn may adversely affect our results of operations and financial condition.
If we or any of our franchise partners fails to obtain the required licenses, permits and approvals, or complete requisite registrations and filings, we or the franchise partner may be subject to fines, confiscation of the income derived from the related teahouses, the suspension of operations of the related teahouses and adverse publicity arising from such non-compliance with government regulations. If we or any of our franchise partners fails to obtain the necessary approvals, licenses and permits for new teahouses, our teahouse opening and expansion plan may be delayed. In addition, there can be no assurance that we or any of our franchise partners will be able to obtain or complete, maintain, renew and/or convert all of the approvals, licenses, permits, registrations and filings required for the existing business operations upon their expiration in a timely manner or at all, which may materially impact our operations.
We rely on third-party suppliers and service providers to provide products and services to us and to our consumers, and the loss of any of these suppliers or service providers and any significant interruption in the operations of our third-party suppliers and service providers may negatively impact our business.
Our business relies on our third-party suppliers, service providers, and other business partners. Any interruption in their operations, failure to accommodate our fast-growing business scale, termination or suspension of our supply arrangements, changes in cooperation terms, deterioration of cooperative relationships, or disputes with these suppliers may have a significant negative impact on our results of operations. For instance, a significant interruption in the operations of our tea leaf suppliers could cause a shortage of tea leaves at our teahouses, a significant interruption in our leased warehouses could cause a shortage of inventory, and a significant interruption in the operations of our internet service provider could impact our online operations.
Furthermore, our current agreements with our suppliers generally do not prevent them from working with our competitors. This could lead to our competitors providing greater incentives to our suppliers to prioritize their orders in case of short supply, potentially leaving us with inadequate supplies. If we are unable to find replacement suppliers on commercially reasonable terms or in a timely manner, our business operations and financial results could be materially and adversely affected. It is important to note that any disruption in our supply chain may affect the availability of our products and could harm our reputation, which in turn could lead to a loss of consumers and decreased net revenues.
We rely on third-party warehousing and logistics service providers to transport and store raw materials for us in a timely and cost-efficient manner. Any delay in shipment, or incidents of food spoilage, and increases in warehousing and logistics costs, may have an adverse impact on our results of operations.
We rely on third-party warehousing and logistics service providers to ship and store raw materials in a timely and cost-effective manner, because the raw materials of our tea drinks, including tea leaves, syrup and dairy products, typically have relatively short shelf lives and/or require stringent storage and transportation conditions. We typically enter into renewable agreements, which typically have terms of one to three years, with our third-party warehousing and logistics service providers, most of whom are large, nationally operated businesses. However, we cannot assure you that our third-party warehousing and logistics service providers will continue to provide warehousing and logistics services that satisfy our operations’ needs on commercially acceptable terms. Their ability to ship and store raw materials and pre-made products in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, natural disasters or other causes. Any delay in shipment, incidents of food spoilage, or increases in the costs of the warehousing and delivery services, may have an adversely effect on our results of operation.
Our experience in expansion into overseas markets has been limited and may present increased risks due to lower awareness of our brand, our unfamiliarity with those markets and other factors.
We have expanded our presence beyond China with teahouses operating in certain overseas markets, and may enter other overseas markets in the future. As we have only recently started operating in overseas markets, we have lower brand awareness and less operating experience in these markets. This means that our return on investment may be lower in these overseas markets compared to China. Moreover, the overseas markets in which we operate have different competitive conditions, regulatory environments, consumer tastes, and discretionary spending patterns with the Chinese market. As a result, new teahouses opened outside China may not be as successful, and it may take longer for sales to ramp up and reach expected levels, or sales may never reach expected levels, which could affect overall growth and profitability. Building brand awareness in overseas markets may require greater investments in advertising and promotional activities than initially planned or than required for opening a new teahouse in China. This increased investment could negatively impact our profitability in those overseas markets. Additionally, due to lower consumer familiarity with our brand, differences in consumer tastes or spending patterns, or other reasons, there is a risk that sales at teahouses opened outside China may not meet expected levels.
Our international operations are also subject to additional inherent risks of conducting business abroad, such as:
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difficulty to find qualified franchise partners, suppliers and other business partners for overseas operation;

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inability to anticipate foreign consumers’ preferences and tastes;

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limited brand recognition (compared with our home market in China);

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changes or uncertainties in economic, legal, regulatory, social and political conditions in these overseas markets, including adverse conditions applicable to Chinese brands;

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interpretation and application of laws and regulations, including tax, tariffs, labor, merchandise and privacy laws and regulations;

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restrictive actions of foreign or Chinese governmental authorities affecting trade and foreign investment, especially during periods of heightened tension between the PRC and such foreign governmental authorities, including protective measures such as export and customs duties and tariffs, government intervention favoring local competitors and restrictions on the level of foreign ownership;

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import or other business licensing requirements;

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the enforceability of intellectual property and contract rights;

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limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new PRC and international regulations;

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foreign currency exchange rate fluctuations, or requirements to transact in specific currencies;

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difficulties in staffing, developing and managing foreign operations and supply chain logistics, including ensuring the consistency of product quality and service, due to governmental actions affecting supply chain logistics, distance, language and cultural differences, as well as challenges in recruiting and retaining high-quality employees in local markets;

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local laws that make it more expensive and complex to negotiate with, retain or terminate employees;

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competition with local competitors; and

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lack of desirable real estate locations available for lease at reasonable rates.

Any of the above factors could keep us from meeting teahouse opening targets and, in turn, negatively impact our financial performance.
We may evaluate and explore potential new business opportunities, enter new markets and complete strategic investments or acquisitions, but these efforts may fail and adversely affect our operating results and financial performance.
We are seeking and will continue to explore opportunities to grow our business, such as launching new brands, developing new products and store formats or exploring new business initiatives. However, we may not be successful in exploring the new business opportunities for a variety of reasons, such as lack of market acceptance, operational inefficiencies and failure of branding strategies. In addition, from time to time, we may enter into strategic partnerships or make strategic investments and acquisitions in order to complement our business and strengthen our market leadership position. We may experience difficulties in many of the following areas, including but not limited to, integrating our newly invested or acquired businesses, implementing our strategies or realizing anticipated levels of revenue, profitability, productivity or other benefits. Accordingly, we cannot assure that our initiatives to explore new business opportunities, enter new markets, and make investments or acquisitions will benefit our business operations, generate sufficient revenues to offset related costs or produce the anticipated benefits by other methods.
We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our franchise partners, employees, consumers, suppliers or other third parties. We may be unable to receive sufficient compensation for the losses caused by them.
Our reputation and operation may be harmed by illegal or unsatisfactory actions taken or unsatisfactory performance by our franchise partners, employees, consumers, suppliers or other third parties that are outside of our control. For example, we may be exposed to fraud, bribery and other misconducts committed by our franchise partners, employees, consumers, suppliers or any other third parties, which could subject us to financial losses and sanctions imposed by governmental authorities. Additionally, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations and contamination during the delivery to consumers, or software and internet disruptions to our third-party service providers could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause consumer complaints.

In the event that we become subject to claims caused by actions taken or unsatisfactory performance by our franchise partners, employees, consumers, suppliers or other third parties, we may attempt to seek compensation from these relevant parties. However, such compensation may be limited. If no claim can be asserted against a franchise partner, employee, consumer, supplier or third party, or amounts that we claim cannot be fully recovered from the relevant party, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.
We have historically been a target of unauthorized use and imitation of our brand names, trademarks, copyrights and other intellectual properties.
As our brands enjoy consumer recognition and premium positioning in China, we have encountered numerous instances of unauthorized use and imitation of brand names, trademarks, domain names, copyrights and other intellectual properties by third parties from time to time. Although we are and have been actively taking actions to combat against such conducts, there can be no assurance that such actions will be successful in prevention of and deterring them. A significant presence of counterfeit products and teahouses similar to our brand names and likeliness in the market could have a negative impact on the value and image of our brands and adversely affect our business and results of operations.
We have significant working capital requirements and have experienced working capital deficits in the past. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.
As a result of changes in our funding position and operating assets and liabilities, we had a net working capital (defined as total current assets deducted by total current liabilities) deficit of RMB22.0 million (US$3.0 million) and surplus of RMB705.6 million (US$96.7 million), respectively, as of December 31, 2022 and September 30, 2023. There is no assurance that we will continue to generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, or we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions, as and when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
Expanding our teahouse network, building a well-known brand and accumulating a large and continuously growing consumer base is costly and time-consuming. Significant and continuous investments in sales and marketing are also required for further establishing brand awareness among the mass population in China to attract new consumers and retain existing ones. Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macro-economic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.
If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our inventory consists of raw materials with relatively short shelf life and/or that require stringent storage and transportation conditions, including dairy products and tea leaves, which necessitates effective inventory management. To make purchase decisions and manage our inventory, we rely on demand forecasts for various types of raw materials. However, demand for our products can change significantly between the time inventory is ordered and the date by which we expect to sell it. This can be influenced by factors such as seasonality, new product launches, pricing and discounts, product defects, changes in consumer spending patterns and tastes, among others. Additionally, we may not be successful in establishing stable and favorable supplier relationships or accurately forecasting demand as we develop and market new products. Some types of inventories may require significant lead time and prepayment, and may not be returnable.
As we plan to expand our product offerings, we anticipate adding a wider range of raw materials to our inventory, which could pose additional challenges in managing our inventory and logistics effectively. We cannot guarantee that our inventory levels will meet consumer demands, and there is a risk of inventory obsolescence, decline in inventory value, and significant inventory write-offs if we fail to manage our inventory effectively. Moreover, failing to consume inventory within its shelf life may impact our sales and consumer satisfaction.
Underestimating demand for our products or supplier failures to supply quality raw materials in a timely manner may lead to inventory shortages, resulting in diminished brand loyalty, lost sales, and harm to our business and reputation. These factors may materially and adversely affect our results of operations and financial condition.
We may experience significant liability claims or complaints from consumers, or adverse publicity involving our products, our services or our teahouses.
We face an inherent risk of liability claims or complaints from our consumers. Most of the consumer complaints we received in the past were related to the taste of our product offerings, long waiting time, hygiene standards of our teahouses, and the service quality of our staff. Operating in the food and beverage industry, we also face an inherent risk of food contamination and related consumer complaints, regulatory investigations or liability claims. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all consumer complaints.
Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Consumers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to food quality, safety, public health concerns, illness, injury or government, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.
The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolongedeconomic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.
The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending, which can be affected by a number of macro-economic factors beyond our control, including changes in international, national, regional and local economic conditions, employment levels, disposable income of consumers, consumer confidence in future economic conditions, fluctuations in the financial market, among others. Our results of operations are affected by the macro-economic conditions in the markets where we operate our teahouses. Any deterioration of the PRC and global economies, decrease in disposable consumer income and fear of a recession may lead to a reduction of consumer demand and average spending per consumer at our teahouses, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.
Unexpected termination of leases, failure to renew the lease of existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.
Substantially all of our teahouses, including franchised teahouses, are situated on leased premises. Consequently, we and our franchise partners may be exposed to risks of unexpected early lease termination at the request of the lessors or other reasons out of our control, which may result in store closures if we and our franchise partners are not able to identify suitable alternative premises on acceptable terms to relocate in a timely manner.
The terms of the leases for our teahouses generally range from two to three years. We cannot assure you that we or our franchise partners would always be able to renew these lease agreements at all or without incurring substantial additional costs or increases in the rental costs. If a lease agreement is renewed at a substantially higher rent or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we or our franchise partners are unable to renew the leases for our teahouses, we or our franchise partners will have to close or relocate the teahouses, which could subject us or our franchise partners to additional costs, including costs associated with leasehold improvements removal and loss of existing consumers, and could have a material and adverse effect on our business and results of operations. Moreover, the relocated teahouse may not perform as well as the existing teahouse.
Most of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.
Under the relevant PRC laws and regulations, we may be required to register and file with the relevant governmental authority executed leases. Although failure to do so will not affect the validity of these lease agreements, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease. As of December 31, 2023, the lease agreements for 100 of our leased properties in China, including leased properties for our teahouses, had not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.
Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.
As of the date of this prospectus, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and incur relocation costs. Moreover, if our lease agreements are challenged by third parties, it could cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.
We may undertake strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.
Our business has benefited from our collaborations with our strategic partners, including our third-party suppliers, overseas business partners, and our business partners in the areas such as mobile ordering, payment, co-branding and joint marketing. We cannot assure you that such alliances or partnerships will continue to contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience.
From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which may turn out to be not successful and adversely affect our operation and financial results.
To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. Therefore, we cannot assure you that our investments or acquisitions will benefit our business strategy, generate sufficient net revenues to offset the associated investment or acquisition costs, or otherwise result in the intended benefits.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. There have been instances where third parties registered websites and social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Even with our own franchise partners, whose activities are monitored and regulated through our franchise contracts, we face risk that they may refer to or make statements about our Chagee brand that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish our reputation. This may result in dilution of, or harm to, our intellectual property or the value of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.
Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talents. If we fail to hire, train, retain or motivate our staff, our business may suffer.
Our future success is significantly dependent upon the continuous service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management joins a competitor or forms a competing business, we may lose consumers, know-how and key professionals and staff members.
Our growth also requires us to hire, train, and retain a wide range of talents who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, create creative new products, and develop technological capabilities. We will need to continue to attract, train and retain talents at all levels, such as skillful tea barista, as we expand our business and operations. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.
Our business generates and processes data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.
Our business generates and processes personal, transactional and other data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:
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protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors; and

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complying with applicable laws, rules and regulations across jurisdictions in which we and our franchise partners operate relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of consumer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. In addition, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Regulations — Regulations on Cyber Security, Data and Personal Information Protection.” Complying with these obligations could lead to substantial costs. Any failure to comply with applicable regulations, whether by us, our employees, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have an adverse impact on our business operations.
Our failure to adopt new technologies to meet the evolving consumer needs and industry standards, or to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
Keeping abreast of new technologies and maintaining the proper functioning of our technology infrastructure are critical to our business. We rely on our technology to improve consumer engagement and our operational efficiency, among others. The risks we face in relation to the adoption of new technologies and the disruption of our technology infrastructure include:
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we may fail to adopt new technologies to meet the evolving consumer needs, or emerging industry standards. To remain competitive, we must continue to stay abreast of the constantly evolving consumer demands and industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to introduce and apply technologies useful in our business to improve our consumer experience and operating efficiency, including advanced tea brewing technologies. There can be no assurance that we will able to adopt and apply new technologies effectively to respond to changing market conditions or consumer preferences in a cost-efficient and timely manner.

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we may encounter problems when upgrading our technology infrastructure including our mobile mini program, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new products or services may only become evident when such products or services are made available to our entire consumer base. Therefore, our technology infrastructure, including our mobile mini program, may not function properly if we fail to detect or solve technical errors in a timely manner; and

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our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

These and other events may lead to the unavailability of our mobile mini program, interruption of our supply chain and delivery, leakage or permanent loss of consumer data, interruptions or decreases in connection speed, or other events which would affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our consumers may be damaged and our consumers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.
We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.
PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may be subject to claims by consumers misled by information on our website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may divert management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.
Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.
Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of consumer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.
We may be subject to these types of attacks in the future. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and consumer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.
We use software licensed from third parties. Our ability to provide consumers with a high-quality online experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.
We use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our mobile apps or reduced performance would affect the attractiveness of the services offered on our platform. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using the open-source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality provided by our platforms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.
We, our directors, shareholders, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claiming in relation to food safety, commercial, labor, employment, antitrust or securities matters, and may not always be successful in defending ourselves against such claims or proceedings.
We face potential liability, expenses for legal claims and harm due to our business nature. For example, consumers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. See “Regulation — Regulations on Consumer Protection.” Sales of defective products may expose us to liabilities associated with consumer protection laws. Sellers are responsible for compensation on consumers’ loss even if the contamination of food is not caused by the sellers. Therefore, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety-related rules and regulations. Though we can ask the responsible parties for indemnity after that, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not but in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.
Our business is subject to seasonal fluctuations and unexpected interruptions.
We experience seasonality in our business. We generally experience fewer purchase orders during seasons when the weather is cold. Additionally, the market price of raw materials, and consequently, our cost associated with the procurement of raw materials may fluctuate throughout the year, affecting our results of operations and financial conditions. As such, our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.
Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations. We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.
Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.
In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund (collectively, the “Employee Benefits”). An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue and a late fee of up to 0.2% per day.
Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits.
As of the date of this prospectus, we have not made full contributions to Employee Benefits for our employees. In addition, we engaged certain third-party human resource agencies to pay the Employee Benefits for a small number of our employees. We have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding social insurance contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. We might be subject to additional contribution, late payment fee and/or penalties imposed by the relevant PRC authorities if the third-party human resource agencies failed to pay the Employee Benefits for the relevant employees in full amount and/or in a timely manner, or if the validity of such arrangements are challenged by competent PRC authorities. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.
Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.
We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including basic pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. If we are subject to severe penalties or incur significant legal fees in connection with labor-related laws and regulations, our business, financial condition and results of operations may be adversely affected.
Specifically, in the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, we engage dispatched workers from third-party employment agencies as teahouse staff. Pursuant to the Labor Contract Law and its amendments, dispatched workers may only be engaged for temporary, ancillary or substitute positions. We cannot assure you that the relevant governmental authorities will determine that our dispatched workers are engaged for temporary, ancillary or substitute positions. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, further provides that the number of dispatched workers an employer may use must not exceed 10% of its total labor force. As of December 31, 2023, the number of dispatched workers of some of our PRC subsidiaries and consolidated entities, as a percentage of their respective total employee count, has exceeded such threshold. While we expect to implement a plan to reduce the percentage of dispatched workers to below 10%, we cannot assure you that we will be able to find replacement for dispatched workers on a timely basis or without incurring significant additional labor and administrative costs. As a result, we could be ordered by the relevant labor administrative authorities to rectify within a specified period of time, and could be subject to fines if the rectification is not completed in time to the authorities’ satisfaction. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. Additionally, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.
We have granted, and may continue to grant share options and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.
We adopted the Public Company Share Incentive Plan, or the Plan, in February 2024 for the purpose of granting equity awards to employees and other individuals to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 28,061,349 Class A ordinary shares prior to this offering. As of the date of this prospectus, we have not granted any options under the Plan. Effective from and after the completion of this offering, such share limit will be increased automatically on January 1 of a calendar year, if and when the Class A ordinary shares reserved as of December 31 of the immediately preceding calendar year account for less than 1% of the total then-issued and outstanding Class A ordinary shares on an as-converted basis on the same date, as a result of which increase the share limit immediately after each such increase shall equal 5% of the then issued and outstanding Class A ordinary shares on an as-converted basis on December 31 of the immediately preceding calendar year. See “Management — Equity Incentive Plan — Public Company Share Incentive Plan” for details. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of equity awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant equity awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal controls or to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.
Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to us (1) not having sufficient written period-end closing policies and procedures for the preparation of our consolidated financial statements and (2) not having sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in U.S. GAAP to (i) properly address complex accounting transactions, and (ii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP. The material weaknesses, if not remediated, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
We are in the process of implementing a number of measures to address the material weaknesses that have been identified. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” However, we cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.
Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
We have limited insurance coverage for our operations.
The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although we have commercial general liability insurance that covers liabilities and damages arising from our operations, those insurances may not be able to cover all risks. Any uninsured risks and liabilities such as damages to or loss of properties may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition. In addition, food and beverage sectors in China have historically been the target of litigation and other proceedings that are costly distracting to the management attention. A judgment or other liability in excess of our insurance coverage for any such claims or any related adverse publicity could adversely affect our business and results of operations.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations.
We are vulnerable to natural disasters, health epidemics (such as the COVID-19 pandemic), and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general.
Risks Relating to Doing Business in China
The PRC government exerts substantial influence over the manner in which we conduct our business operations. Our business is subject to complex and evolving policies, laws and regulations, the application, interpretation and enforcement of which may be changed from time to time. Failure to comply with these laws and regulations may materially and adversely affect us.
Most of our operating entities are incorporated under and governed by the laws of the PRC. In 1979, the PRC regulatory authority began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference.
Our PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may be determined on an ad hoc basis depending on the facts and circumstances. These unexpected changes may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, unexpected regulatory changes may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PRC regulatory authorities have significant oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The laws and regulations applicable to us are generally complex and constantly evolving. The PRC regulatory authorities have published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties. We may also face government inquiries, investigations or other actions under the complex and changing regulatory environment. As a result, we may experience difficulties and incur higher costs in rendering our existing services and delivering new services, which could in turn increase our costs and expenses, divert management time and attention, expose us to liabilities and impede our growth. All of these may materially harm our group’s business, financial condition, results of operations and prospects, as well as the value of our ADSs.
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
A critical part of our business operations is located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, legal, economic and social conditions in China generally, and by continuous economic growth in China as a whole. The PRC economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy. In recent years, the PRC government has implemented economic reform measures may be adaptively adjusted from industry to industry or across different regions of the country. If the business environment in China changes, our business and its growth prospects may be adversely affected. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. PRC government regulates the economy through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.
The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our issuance of securities overseas. Failure to file or report with CSRC for this offering or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required under the M&A Rules to submit an application to the CSRC for its approval of this offering and the listing and trading of the ADSs on [Nasdaq/NYSE] because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel.
Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the Cybersecurity Review Measures, which were published on December 28, 2021 and came into effect on February 15, 2022, providing that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, providing that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.
On February 17, 2023, the CSRC published the Overseas Listing Filing Rules, which came into effect on March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we are required to comply with the relevant requirements under the Overseas Listing Filing Rules in connection with this offering.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC the applicable filing materials within three business days after occurrence of such change.
We plan to make the required filing with the CSRC in connection with this offering. However, we cannot assure you that we will be able to comply with such filing requirements in a timely manner. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.
In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective as of March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with this offering or our continued listing overseas and our overseas securities offerings in the future. As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Where any entity or individual fails to fulfill the confidentiality obligations under the relevant PRC laws during the overseas issuance and listing of PRC-based companies, such entity or individual may be subject to legal sanctions, such as warnings, fines, and criminal liabilities. See “Regulations — Regulations relating to M&A Rules and Overseas Listings.”
Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering or future financing activities, we may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of this offering or future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.
It may be challenging to effect service of legal process, enforce foreign judgments or bring actions in China against us or our management named in the prospectus based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, our senior executive officers and directors reside within China are PRC nationals. As a result, it may be challenging for our shareholders to effect service of process upon us or those persons inside China.
The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United

States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.
The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in our ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur on a timely basis. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.
If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the domestic PRC or Hong Kong or a PRC onshore or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the domestic PRC or Hong Kong due to limitations under applicable PRC laws and regulations on the ability of us or our subsidiaries to transfer cash outside of the PRC.
The payment of dividends or other distributions on equity from our PRC subsidiaries is subject to procedures put forward by the State Administration of Foreign Exchange of the PRC (“SAFE”) for cross-border transactions. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. For example, pursuant to the Arrangement between the People’s Republic of China and the Republic of Singapore for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Singapore resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the

Singapore resident enterprise receives from a mainland PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any transfer of funds by us to our PRC entities, either as a loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries must be (i) registered with the local State Administration for Market Regulation with the information report submitted to the Ministry of Commerce of the PRC (“MOFCOM”) through the enterprise registration system, and (ii) registered with the local banks authorized by SAFE. Any foreign loan procured by our PRC entities is required to be registered or filed with SAFE or its local branches and any medium or long-term loan to be provided by us to our PRC entities must be registered with the National Development and Reform Commission of the PRC (“NDRC”). We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC entities. If we fail to receive such approvals or complete such registration or filing, we may subject to legal sanctions, such as regulatory talk, public warning, rectification order, and our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant procedures. With respect to loans to the PRC entities by us, (i) if the relevant PRC entities adopt the traditional foreign exchange administration mechanism (the “Current Foreign Debt Mechanism”), the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC entities; and (ii) if the relevant PRC entities adopt the Notice No. 9 Foreign Debt Mechanism, the upper limit of the outstanding amount of the loans shall be 200% of the net asset of the relevant PRC entities, which is increased to 250% of the net asset by the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the PBOC and SAFE in March 2020.
According to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promulgated by the People’s Bank of China on January 12, 2017 (the “PBOC Notice No. 9”) after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of

PBOC Notice No. 9. As of the date of this prospectus, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries as foreign-invested enterprises. Currently, our foreign-invested entities have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.
The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises (the “SAFE Circular 19”) effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) effective on June 9, 2016, allows foreign-invested enterprises (the “FIEs”) to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. Even though the Notice on Further Promoting Cross-border Trade and Investment Facilitation, issued by the SAFE on October 23, 2019, allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, and the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, further allows to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts, since these are relatively new, uncertainties still exist in relation to its interpretation and implementation.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five- year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. The net depreciation of the Renminbi against the U.S. dollar was approximately 8%, with a peak depreciation of approximately 9% for the year ended December 31, 2022. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Regulation — Regulations on Foreign Exchange — Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”
If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by the NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with the MOFCOM, NDRC or their local branches.

Furthermore, the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross- border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Circular 7”). Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.
We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are and will be subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations Relating to Stock Incentive Plans.”
The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Regulation — Regulations Relating to Stock Incentive Plans.”
We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that neither our company nor any of our subsidiaries established outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and there are still unresolved aspects regarding the understanding of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company (or any of our subsidiaries outside of China) is a PRC resident enterprise for enterprise income tax purposes, we (or such subsidiaries) may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In such case we would also be subject to PRC enterprise income tax reporting obligations.
If we are classified as a PRC resident enterprise, we would be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax will reduce the returns on your investment in the ADSs or ordinary shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”). STA Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets by way of the offshore transfer of a foreign intermediate holding company. In addition, STA Circular 7 provides certain criteria on assessing reasonable commercial purposes and contains safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The State Taxation Administration of the PRC (“SAT”) Circular 7 also brings challenges to both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets.
On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source (the “STA Circular 37”), which came into effect on December 1, 2017 and was most recently amended on June 15, 2018. STA Circular 37 further clarifies the practice and procedure of the withholding of non- resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain future transactions where PRC taxable assets are involved, such as offshore restructuring, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or tax liabilities if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Circular 7 or STA Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings required under STA Circular 7 or STA Circular 37. As a result, we may be required to expend valuable resources to comply with STA Circular 7 or STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the [Nasdaq/NYSE], may determine to delist our securities. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
Our independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.
In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the HFCAA in December 2020. Trading in our securities on U.S. markets, including the [Nasdaq/NYSE], may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the 2021 Determinations, stating that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. The PCAOB subsequently vacated its previous 2021 Determinations. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ending December 31, 2024.
However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. A delisting of our ADSs would materially and adversely affect the value of the securities and may impact your ability to sell your ADSs.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations generally are challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.
As a global business, we face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.
Risks Relating to the ADSs and This Offering
An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.
We [have submitted] an application to list the ADSs on the [Nasdaq/NYSE]. Prior to completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of the ADSs.
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our net revenues, earnings and cash flows;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new offerings and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our products and services or our industry;

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announcements of new regulations, rules or policies relevant for our business;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of ADSs to decline.
Sales of substantial amounts of ADSs in the public market after completion of this offering, or the perception that these sales could occur, could adversely affect the market price of ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. In connection with this offering, we, [our directors, executive officers, all of our existing shareholders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the lock-up agent, subject to certain exceptions. However, at the request of the parties subject to the lock-up restriction, the lock-up agent may exercise its discretion to release the lock-up restriction prior to the expiration of the lock-up period. The related facility agreements have margin call provisions regarding our shares. If any lender enforces its security interests in such pledged shares upon an event of default or any borrower needs to use the pledged shares to repay the loan at maturity, such lender may not sell or otherwise dispose of any of the pledged shares unless the transferee becomes bound to the terms of the lock-up agreement. However, even though the transferee is subject to lock-up restrictions, there may be a perception that the transferee will sell the shares after the lock-up period. Any sale or perceived sale of the shares into the market may cause the price of ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.
Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and

substantial dilution of approximately US$ per      ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the initial public offering price of US$ per      ADS, and our pro forma net tangible book value per ADS as of      , 2023, after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon completion of this offering.
Techniques employed by short sellers may drive down the market price of the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [Nasdaq/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class-action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to direct the voting of the underlying ordinary shares represented by your ADSs.
Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.
When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADSs for the purpose of withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.
You may not receive dividends or other distributions on our ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.
The depositary of our ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
You may experience dilution of your holdings due to the inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.
Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.
You may be subject to limitations on the transfer of your ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law and our operations are based in emerging markets.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
Additionally, as a company incorporated under Cayman Islands law with operations are based in emerging markets, there may be challenges in enforcing US judgments or court orders. These challenges may include differences in legal systems and limited legal enforcement mechanisms, and local regulations that make it difficult to collect on judgments.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
Forum selection provisions in our post-offering amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
Our post-offering amended and restated memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering amended and restated memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering amended and restated memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs. See “Description of Share Capital.”
Our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
We [have adopted the fourth] amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.
We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies until we cease to qualify as an emerging growth company.
For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS stock price may be more volatile.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [Nasdaq/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [Nasdaq/NYSE] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [Nasdaq/NYSE] corporate governance listing standards.
As a Cayman Islands exempted company listed on the [Nasdaq/NYSE], we are subject to corporate governance listing standards of [Nasdaq/NYSE]. However, [Nasdaq/NYSE] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq/NYSE] corporate governance listing standards. [We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the [Nasdaq/NYSE] that listed companies must have a majority of independent directors and that the audit committee consists of at least three members]. To the extent that we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under [Nasdaq/NYSE] corporate governance listing standards applicable to U.S. domestic issuers.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (except for certain rents and royalties treated as derived in the active conduct of a trade or business for purposes of the PFIC rules). Cash and cash-equivalents are passive assets for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.
Based on (i) the current and expected composition of our income and assets, (ii) our characterization of certain categories of our income and assets as active income and assets for purposes of the PFIC rules and (iii) our estimates of the values of our assets, including the estimated value of our goodwill and certain other intangibles, which is based in large part on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition and characterization, for PFIC purposes, of our income and assets and the estimated value of our assets from time to time. Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably after this offering. In addition, the U.S. Internal Revenue Service may not agree with our characterizations of certain categories of our income and assets as active income and assets for PFIC purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.
If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
Under certain attribution rules certain of our non-U.S. subsidiaries are expected to be treated as “controlled foreign corporations” for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own our ADSs or ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”
Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through ownership attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, the determination of CFC status is complex and includes certain “downward attribution” rules, pursuant to which certain of our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiaries and therefore certain of our non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation. Prospective investors that may become Ten Percent Shareholders and that will own, directly or indirectly, our ADSs or ordinary shares should consult their tax adviser with respect to the potential adverse tax consequences of investing in us.
We will be a “controlled company” within the meaning of the rules of the [Nasdaq/NYSE] and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
Upon completion of this offering, we will be a “controlled company” as defined under the rules of the [Nasdaq/NYSE] since Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, will beneficially own more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently we intend to rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Immediately after the completion of this offering, our ordinary shares will consist of      Class A ordinary shares and      Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten (10) votes per share. We will sell Class A ordinary shares represented by our ADSs in this offering. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.
Immediately following the completion of this offering, Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, will beneficially own       Class B ordinary shares representing          of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs. This is due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Capitalization” and “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, they will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
Furthermore, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
our mission and growth strategies;

•
our future business development, results of operations and financial condition;

•
relevant government policies and regulations relating to our business and industry;

•
our inability to successfully identify and secure appropriate sites and timely develop and expand our operations;

•
our inability to protect our brand and reputation;

•
our failure to prevent food safety related incidents;

•
our inability to protect against security breaches of confidential and proprietary information;

•
competition from other modern teahouses and relevant industry players;

•
changes in consumer preferences and tastes;

•
our inability to maintain our anticipated revenue growth and profitability of our teahouses;

•
our ability to adequately protect our intellectual property;

•
our expectation regarding the use of proceeds from this offering;

•
general economic and business condition in China and globally;

•
assumptions underlying or related to any of the foregoing; and

•
other risk factors discussed under “Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statement as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We expect to receive total estimated net proceeds from this offering of approximately US$      million, or approximately US$      million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for the following purposes:
•
US$       for expanding our teahouse network in China and overseas;

•
US$       for developing and innovating new products;

•
US$       for building overseas supply chain network;

•
US$       for investment in technology to support business development and operations; and

•
US$       for general corporate and working capital purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY
We have not previously declared or paid any cash dividend or dividend in kind, and we have no plan to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our Class A ordinary shares.
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Regulation — Regulations Relating to Dividend Distributions.”
Our board of directors has the discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION
The table below sets forth our capitalization as of                  :
•
on an actual basis;

•
on a pro forma basis to give effect to the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis to give effect to (i) the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering, and (ii) the issuance and sale of      Class A ordinary shares in this offering, and the receipt of approximately US$    million in estimated net proceeds, considering an offering price of US$     per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of
	Actual		Pro Forma		Pro Forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Series A convertible redeemable preferred shares
Series A convertible redeemable preferred shares (US$0.0001 par value; shares authorized, issued and outstanding as of )
Series B convertible redeemable preferred shares
Series B convertible redeemable preferred shares (US$0.0001 par value; shares authorized, issued and outstanding as of )
Series B+ convertible redeemable preferred shares
Series B+ convertible redeemable preferred shares (US$0.0001 par value; shares authorized, issued and outstanding as of )
Total mezzanine equity
Shareholders’ (deficit)/ equity
Class A ordinary shares (US$0.0001 par value; shares authorized as of ; shares issued and outstanding as of )		5

As of
	Actual		Pro Forma		Pro Forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
(in thousands)
Class B ordinary shares (US$0.0001 par value; shares authorized as of ; shares issued and outstanding as of )
Additional paid-in capital(2)
Statutory reserve
Accumulated income
Accumulated other comprehensive income
Total shareholders’ (deficit)/equity of the Company
Non-controlling interests
Total shareholders’ (deficit)/equity(2)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$     per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization by US$     million.

DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.
Our net tangible book value as of                   was approximately US$      million, or US$      per Class A ordinary share and US$      per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per Class A ordinary share.
Without taking into account any other changes in such net tangible book value after                   other than to give effect to (i) the conversion of all of our preferred shares into Class A ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of Class A ordinary shares represented by      ADSs offered in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                   would have been approximately US$      million, or US$      per Class A ordinary share and US$      per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$      per Class A ordinary share, or US$      per ADS, to purchasers of ADSs in this offering.
The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Initial public offering price per Class A ordinary share	US$	US$
Net tangible book value per ordinary share as of	US$	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our issued and outstanding Series A preferred shares,
Series B preferred shares and Series B+ preferred shares
	US$	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our issued and outstanding Series A preferred shares,
Series B preferred shares and Series B+ preferred shares and this offering
	US$	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) our pro forma as-adjusted net tangible book value after giving effect to this offering by US$      , the pro forma as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS and the dilution in pro forma as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.
The following table summarizes, on a pro forma basis as of                   the differences between the existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering, the total consideration paid and the average price per Class A ordinary share paid at the initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.
			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders
New investors
Total
The pro forma information discussed above is illustrative only.
The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, we have not yet granted any options or other equity awards under our Public Company Share Incentive Plan. See the section of this prospectus captioned “Management — Equity Incentive Plan — Public Company Share Incentive Plan.” To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES
Cayman Islands
We were incorporated in the Cayman Islands in order to enjoy the following benefits:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
A material portion of our operations are conducted in China, and a material portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Cogency Global Inc. is our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC
We have been advised by King & Wood Mallesons, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for U.S. shareholders to establish sufficient nexus to the PRC as required under the PRC Civil Procedures Law by virtue only of holding the ADSs or Class A ordinary shares.

OUR HISTORY AND CORPORATE STRUCTURE
Our Corporate History
We commenced our operations in 2017. In December 2020, Beijing Chagee Catering Management Co., Ltd., or Beijing Chagee, was established, and we currently conduct all of our businesses in China through Beijing Chagee and its subsidiaries.
We incorporated Chagee Holdings Limited, an exempted company with limited liability in the Cayman Islands, as our ultimate holding company in May 2023 in anticipation of this offering and future capital raising from international investors.
In June 2023, we established CHAGEE HOLDINGS PTE. LTD., or Chagee Holdings Singapore, and CHAGEE INVESTMENT PTE. LTD., or Chagee Investment, under the laws of Singapore as intermediary holding companies. Chagee Holdings Singapore owns 100% of the equity interest in Chagee Investment, and Chagee Investment acquired 100% of the equity interest in Beijing Chagee through a series of transactions completed in October 2023.
Through a series of transactions completed in December 2023, which we refer to collectively as the “Restructuring,” the then-shareholders of Beijing Chagee (or their designed affiliates) received ordinary shares, Series A and B preferred shares of Chagee Holdings Limited, as applicable, in proportion to their respective equity interests in Beijing Chagee immediately prior to the Restructuring and with substantially the same terms.
In July 2023, we established CHAGEE GROUP (SEA) PTE.LTD. under the laws of Singapore, through which we operate our business in Southeast Asia. In November 2023, we established Chagee Holdings (UK) Limited under the laws of the United Kingdom, through which we intend to explore expansion opportunities in other overseas markets.
In connection with our Series B+ financing, we issued a total of 20,374,577 Series B+ preferred shares in July and December 2023 to certain investors for an aggregate consideration of the US$ equivalent of RMB330 million. See “Description of Share Capital — History of Securities Issuances.”
Our Corporate Structure
The following diagram illustrates our corporate structure, including all of our significant subsidiaries within and outside of the PRC, immediately upon the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following summary consolidated statements of operations and (loss)/income and summary consolidated cash flow data for the year ended December 31, 2022 and summary consolidated balance sheet data as of December 31, 2022 have been derived from our consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations and (loss)/income data and summary consolidated cash flow data for the nine months ended September 30, 2022 and 2023 and summary consolidated balance sheet data as of September 30, 2023 have been derived from our consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Overview
Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Its creation, in 2017, was inspired by how international coffee chains have made coffee drinking both a worldwide lifestyle and a social concept since the 1970s. This success has made us believe that tea drinking needs to be transformed too — and led us to use the power of technology and brand to make tea drinking a modern-day experience that connects people and cultures around the world.
Today, six years after our inception and with our relentless passion for technology and pursuit of innovation, we stand out as China’s largest, fastest-growing, and most popular premium freshly-made tea drinks brand, according to iResearch:
•
As of December 31, 2023, our network comprised 3,511 teahouses, including 3,416 located in China. This scale represents the largest number of stores in China among all premium freshly-made tea drinks brands in China.

•
In 2023, our total GMV reached RMB10.8 billion. As measured by GMV generated within China, we recorded the fastest growth from 2022 to 2023 among all freshly-made tea drinks brands with over 1,000 stores in China.

•
We have ranked the 1st on China’s social influence index among all freshly-made tea drinks brands in China since October 2023, according to the Social Touch Search Engine.

In the nine months ended September 30, 2023, our net revenues amounted to RMB2,593.1 million (US$355.4 million), representing an 839.5% year-over-year increase from RMB276.0 million during the same period in 2022. We generated net income of RMB492.3 million (US$67.5 million) in the nine months ended September 30, 2023.
Key Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors that impact the freshly-made tea drinks industry in China, including:
•
China’s overall economic growth, level of urbanization and level of per capita disposable income;

•
Growth in consumer expenditure, especially the expenditure on food and beverages; and

•
Consumers’ demand and preference for tea drinks, especially for freshly-made tea drinks.

Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Expansion of our teahouse network
The expansion of our teahouse network is a key driver of our revenue growth and operating efficiency. We have rapidly grown our teahouse network since we commenced our operations in 2017. As of December 31, 2023, we had 3,511 Chagee teahouses within our teahouse network, including 3,416 in China, covering 31 provinces, autonomous regions and municipalities and 95 overseas.
Our expanding presence will enhance our brand image, which we believe will help attract more consumers and franchise partners, reduce consumer acquisition costs, promote brand loyalty, and in turn increase sales. Our scale enables us to gain more bargaining power over suppliers, which we believe will further lower our costs and expenses as a percentage of our net revenues.
Consumer base expansion and consumer engagement
Our ability to attract new consumers and retain existing consumers in a cost-effective manner is crucial to driving revenue growth and achieving higher profitability. Leveraging our strong technology capabilities, we stay connected with our consumers. We have developed a mobile mini program which provides a seamless and fun consumer purchase experience, offering both pick-up and delivery options to consumers. We also introduced our Chagee membership program to better engage our extensive consumer base.
We have continued to invest in branding, sales and marketing to acquire and retain consumers. For the year ended December 31, 2022 and the nine months ended September 30, 2023, we incurred RMB73.6 million (US$10.1 million) and RMB144.5 million (US$19.8 million) in sales and marketing expenses, respectively, accounting for 15.0% and 5.6% of our net revenues of the respective periods. We also strive to provide an enjoyable consumer experience through our thoughtfully designed store space and the continuous upgrade of our products.
Efficient store operations
We have developed a comprehensive set of rigorous policies and procedures to effectively manage the rapid growth of our teahouse network. With a substantial majority of our teahouses operating under a franchise model, we have adopted a strong oversight approach to proactively manage our franchise network to ensure consistent product quality, consumer services and operating efficiency. We have also embraced digitalization to enhance our management and monitoring of our franchised teahouses. Digitalization has enabled us to gain real-time insights into teahouses’ performance and facilitated seamless communication and collaboration between our franchise partners and us.
Cost-effective supply chain management
High quality, efficient and integrated supply chain management provides a solid foundation for our operational efficiency and is an important factor in our financial performance. Historically, our costs have consisted primarily of cost of materials, company-owned teahouse operating costs, storage and delivery costs and other operating costs. Among these, the cost of materials related to the purchase of raw materials, packaging and equipment is the most significant component of our cost structure, representing 59.2% and 53.6% of our revenues in the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively. We have established long-term collaborative relationships with high-quality suppliers to continuously reduce procurement costs and improve the profitability of raw material and packaging sales. In addition, we are continuing to strengthen our supply chain management to improve operational efficiency. For example, we have established a two-tiered warehousing system with separate centralized and regional warehouses to achieve higher efficiency and lower costs in storage and delivery.

Key Operating Data
The following table sets forth our key operating data.
	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Number of Teahouses	493	596	756	1,087	1,303	1,913	2,637	3,511
By operating model
Company-owned teahouses	21	26	28	30	28	33	34	39
Franchised teahouses	472	570	728	1,057	1,275	1,880	2,603	3,472
By geographical region
Southwestern China	438	494	555	661	726	859	972	1,108
Eastern China	9	30	76	222	309	557	800	1,054
Central China	2	18	41	87	113	215	345	554
Southern China	7	12	27	54	77	164	295	438
Other provinces in China(1)	—	—	—	—	8	45	142	262
Overseas	37	42	57	63	70	73	83	95
Total GMV (RMB in million)	194	222	372	506	1,052	1,673	3,213	4,854
Average monthly GMV per teahouse in China (RMB in thousand)(2)	140	134	193	220	333	365	510	574
Southwestern China	141	130	180	186	258	258	354	380
Eastern China	100	235	344	406	541	542	647	694
Central China	32	215	198	160	280	307	448	478
Southern China	103	166	235	256	399	502	740	820
Other provinces in China(1)	—	—	—	—	—	562	784	801
Same store GMV growth (%)(3)	—	—	—	—	52.6	73.9	75.0	103.8
Southwestern China	—	—	—	—	58.4	72.0	68.5	87.8
Eastern China	—	—	—	—	196.8	278.8	113.0	115.6
Central China	—	—	—	—	—	180.1	151.5	294.9
Southern China	—	—	—	—	181.1	198.9	194.6	235.0
Overseas	—	—	—	—	7.5	18.5	26.6	52.9

Notes:
(1)
Refers to other regions in China except Southwestern China, Eastern China, Central China and Southern China.

(2)
For any quarter within a given year, the average monthly GMV per teahouse is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in each calendar month during that specific quarter by (ii) the sum of the total number of monthly fully operational teahouses in each calendar month during that specific quarter.

(3)
For any quarter within a given year, the term ‘‘same store GMV growth” refers to the growth rate of GMV generated by ‘‘same stores” during that specific quarter compared to GMV generated by these ‘‘same stores” during the corresponding quarter in the preceding year. We define ‘‘same stores” to be teahouses that operated for a minimum of 45 days in both that specific quarter and the corresponding quarter in the preceding year.

Key Components of Results of Operations
Net Revenues
We have a broad and growing network of franchised teahouses and company-owned teahouses across China and multiple overseas locations. We generate revenues mainly from amounts received from our franchised teahouses for sales of products and services under our franchise arrangements, and to a lesser extent, sales of freshly-made tea drinks directly to consumers by our company-owned teahouses.
The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Net revenues
Franchised teahouses
Sales of products	389,656	53,407	79.2	212,618	77.0	2,297,174	314,854	88.6
Raw materials and packaging	349,444	47,895	71.0	196,741	71.2	1,974,986	270,694	76.2
Teahouse equipment and others	40,212	5,512	8.2	15,877	5.8	322,188	44,160	12.4
Franchising and other services	20,605	2,824	4.2	11,503	4.2	132,224	18,123	5.1
Subtotal	410,261	56,231	83.4	224,121	81.2	2,429,398	332,977	93.7
Company-owned teahouses	81,392	11,156	16.6	51,899	18.8	163,725	22,440	6.3
Total	491,653	67,387	100.0	276,020	100.0	2,593,123	355,417	100.0
We generate most of our net revenues through our franchised teahouses. In the year ended December 31, 2022 and the nine months ended September 30, 2022 and 2023, 83.4%, 81.2% and 93.7% of our total net revenues were generated from our franchised teahouses, respectively.
Franchised teahouses.   We generate net revenues by providing products and services to our franchised teahouses under our franchise arrangements.
(i)
Sales of products.   We generate net revenues from sales of products by supplying raw materials, such as tea leaves and dairy, as well as packaging materials used to make our tea drinks, to our franchised teahouses. Additionally, net revenues from sales of products are generated by selling teahouse equipment such as automated tea brewers, milk frothers and ice makers, usually during store openings or to replace existing equipment.

(ii)
Franchising and other services.   Net revenues from franchising and other services are generated from service fees that we receive from our franchise partners pursuant to our franchise contracts, which primarily include (a) monthly royalties typically computed by applying a fixed percentage to the monthly income, or, in certain instances, to the monthly profit generated by a franchised teahouse, (b) fixed initial franchise fees and (c) annual brand license fees.

Company-owned teahouses.   We also generate net revenues by offering a variety of freshly-made tea drinks directly to consumers at our company-owned teahouses.

Total Operating Expenses
The following table sets forth a breakdown of our total operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Total Operating Expenses
Cost of materials	291,230	39,916	47.9	167,777	43.1	1,390,539	190,589	69.7
Company-owned teahouse operating costs	54,901	7,525	9.1	37,222	9.5	67,797	9,293	3.4
Storage and delivery costs	12,453	1,707	2.0	7,651	2.0	55,182	7,563	2.8
Other operating costs	75,775	10,386	12.5	53,180	13.7	162,059	22,212	8.1
Sales and marketing expenses	73,605	10,088	12.1	51,399	13.2	144,477	19,802	7.2
General and administrative expenses	99,530	13,642	16.4	71,909	18.5	175,258	24,021	8.8
Total	607,494	83,264	100.0	389,138	100.0	1,995,312	273,480	100.0
Cost of materials.   Our cost of materials consists of (i) costs associated with the procurements of raw materials (including tea leaves, dairy, syrup and jam, among others), and packaging (such as cups, straws and paper bags), both of which are used to prepare our tea drinks, and (ii) cost of teahouse equipment and others, primarily associated with the procurements of teahouse equipment such as automated tea brewers, milk frothers and ice makers. The following table sets forth a breakdown of our cost of materials by their nature, in absolute amounts and as percentages of total cost of materials, for the periods indicated.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Cost of Materials
Cost of raw materials and packaging	254,153	34,835	87.3	150,402	89.6	1,154,936	158,297	83.1
Cost of teahouse equipment and others	37,077	5,081	12.7	17,375	10.4	235,603	32,292	16.9
Total	291,230	39,916	100.0	167,777	100.0	1,390,539	190,589	100.0
Company-owned teahouse operating costs.   Our company-owned teahouse operating costs consist of (i) payroll expenses, representing salaries, benefits and bonuses for our employees responsible for operating our company-owned teahouses, (ii) store rental expenses, representing lease payments to lessors of our company-owned teahouses, and (iii) utilities and other store expenses relating to our company-owned teahouses.
Storage and delivery costs.   Our storage and delivery costs consist primarily of storage fees and logistics expenses for deliveries of store supplies from warehouses to teahouses.
Other operating costs.   Our other operating costs consist of (i) payroll expenses, representing salaries, benefits and bonuses for our employees responsible for overseeing, operating and training our franchise network, as well as managing the supply chain, and (ii) operating costs allocated to these employees, including utilities, rental and other office-related expenses.

Sales and marketing expenses.   Our sales and marketing expenses consist of (i) payroll expenses, representing salaries, benefits and bonuses for our sales and marketing employees, (ii) advertising expenses relating to our branding and marketing efforts, (iii) office and travelling expenses, including rental and utilities expenses, and (iv) other miscellaneous sales and marketing expenses. The following table sets forth the components of our sales and marketing expenses by amounts and percentages of total sales and marketing expenses for the periods indicated.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Sales and Marketing Expenses
Payroll expenses	25,945	3,556	35.2	18,854	36.7	55,938	7,667	38.7
Advertising expenses	39,899	5,469	54.2	27,339	53.2	71,774	9,837	49.7
Office and travelling expenses	3,055	419	4.2	1,842	3.6	8,775	1,203	6.1
Others	4,706	644	6.4	3,364	6.5	7,990	1,095	5.5
Total	73,605	10,088	100.0	51,399	100.0	144,477	19,802	100.0
General and administrative expenses. Our general and administrative expenses consist of (i) payroll expenses, representing salaries, benefits, bonuses and share-based compensation for our management and administrative staff, (ii) professional service fees, representing costs associated with IT and software services, management and business consulting services, and other professional service fees, (iii) office and travelling expenses, including rental and utilities expenses, and (iv) other miscellaneous administrative expenses. The following table sets forth the components of our general and administrative expenses by amounts and percentages of total general and administrative expenses for the periods indicated.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)
	(in thousands, except for percentages)
General and Administrative Expenses
Payroll expenses and share-based compensation	64,896	8,895	65.2	45,204	62.9	109,102	14,954	62.3
Professional service fees	13,123	1,799	13.2	9,435	13.1	33,401	4,578	19.1
Office and travelling expenses	6,848	939	6.9	5,277	7.3	11,216	1,537	6.3
Others	14,663	2,009	14.7	11,993	16.7	21,539	2,952	12.3
Total	99,530	13,642	100.0	71,909	100.0	175,258	24,021	100.0

Results of Operations
The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.
	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2022			2022		2023
	RMB	US$	%	RMB	%	RMB	US$	%
				(unaudited)
	(in thousands, except for percentages)
Net revenues from franchised teahouses	410,261	56,231	83.4	224,121	81.2	2,429,398	332,977	93.7
Net revenues from company-owned teahouses	81,392	11,156	16.6	51,899	18.8	163,725	22,440	6.3
Total net revenues	491,653	67,387	100.0	276,020	100.0	2,593,123	355,417	100.0
Cost of materials	(291,230)	(39,916)	(59.2)	(167,777)	(60.8)	(1,390,539)	(190,589)	(53.6)
Company-owned teahouse operating costs	(54,901)	(7,525)	(11.2)	(37,222)	(13.5)	(67,797)	(9,293)	(2.6)
Storage and delivery costs	(12,453)	(1,707)	(2.5)	(7,651)	(2.8)	(55,182)	(7,563)	(2.1)
Other operating costs	(75,775)	(10,386)	(15.4)	(53,180)	(19.3)	(162,059)	(22,212)	(6.2)
Sales and marketing expenses	(73,605)	(10,088)	(15.0)	(51,399)	(18.5)	(144,477)	(19,802)	(5.6)
General and administrative expenses	(99,530)	(13,642)	(20.3)	(71,909)	(26.1)	(175,258)	(24,021)	(6.8)
Total operating expenses	(607,494)	(83,264)	(123.6)	(389,138)	(141.0)	(1,995,312)	(273,480)	(76.9)
(Loss)/income from operations	(115,841)	(15,877)	(23.6)	(113,118)	(41.0)	597,811	81,937	23.1
Financial income, net	1,915	262	0.4	1,696	0.6	4,158	570	0.1
Others, net	1,546	212	0.3	1,797	0.7	24,050	3,296	0.9
(Loss)/income before income tax	(112,380)	(15,403)	(22.9)	(109,625)	(39.7)	626,019	85,803	24.1
Income tax benefit/(expense)	21,664	2,969	4.4	22,054	8.0	(133,727)	(18,329)	(5.1)
Net (loss)/income	(90,716)	(12,434)	(18.5)	(87,571)	(31.7)	492,292	67,474	19.0
Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2023
Net revenues
Our net revenues were RMB2,593.1 million (US$355.4 million) in the nine months ended September 30, 2023, representing an 839.5% increase from RMB276.0 million during the same period in 2022, primarily driven by the increase in net revenues generated from our franchised teahouses.
Franchised teahouses.   Net revenues from franchised teahouses increased by 984.0% to RMB2,429.4 million (US$333.0 million) in the nine months ended September 30, 2023 from RMB224.1 million during the same period in 2022. The increase was primarily driven by a rise in net revenues generated from sales of products to RMB2,297.2 million (US$314.9 million) in the nine months ended September 30, 2023 from RMB212.6 million during the same period in 2022, which was mainly fueled by the expansion of our franchised teahouse network. The number of our franchised teahouses increased to 2,603 as of September 30, 2023 from 728 as of September 30, 2022 as we continued to broaden our teahouse network in existing markets, while expanding our footprint into new markets. For the same reasons, our net revenues generated from franchising and other services also increased to RMB132.2 million (US$18.1 million) in the nine months ended September 30, 2023 from RMB11.5 million during the same period in 2022.

Company-owned teahouses.   Net revenues from company-owned teahouses increased by 215.5% to RMB163.7 million (US$22.4 million) in the nine months ended September 30, 2023 from RMB51.9 million during the same period in 2022. The increase was primarily due to increased sales across our company-owned teahouses, which was mainly fueled by the expansion of our company-owned teahouse network. The number of our company-owned teahouses increased to 34 as of September 30, 2023 from 28 as of September 30, 2022.
In addition, the growth in net revenues from our franchised and company-owned teahouses was also attributable to the improved performance of individual teahouses. In particular, the average monthly GMV per teahouse in China increased from RMB159.1 thousand for the nine months ended September 30, 2022 to RMB425.1 thousand for the nine months ended September 30, 2023.
Total operating expenses
Our total operating expenses were RMB1,995.3 million (US$273.5 million) in the nine months ended September 30, 2023, compared to RMB389.1 million during the same period in 2022, which generally aligned with our rapid business growth and revenue expansion. Nevertheless, the percentages of our overall total operating expenses and the key items thereunder (including cost of materials, store rental and other operating costs, sales and marketing expenses, and general and administrative expenses) over our total net revenues decreased to 76.9% in the nine months ended September 30, 2023 from 141.0% during the same period in 2022, primarily due to our enhanced economies of scale.
Cost of materials.   Our cost of materials was RMB1,390.5 million (US$190.6 million), or 53.6% of total net revenues, in the nine months ended September 30, 2023, compared to RMB167.8 million, or 60.8% of total net revenues, during the same period in 2022. The increase in our cost of materials to RMB1,154.9 million (US$158.3 million) in the nine months ended September 30, 2023 from RMB150.4 million during the same period in 2022, was mainly due to the increased procurement volumes to address the growing demands from our expansive teahouse network. The decrease in our cost of materials as a percentage of total net revenues resulted from the favorable supply contract terms negotiated, facilitated by our increased procurement scale.
Company-owned teahouse operating costs.   Our company-owned teahouse operating costs increased to RMB67.8 million (US$9.3 million) in the nine months ended September 30, 2023 from RMB37.2 million during the same period in 2022, primarily driven by the expansion of our company-owned teahouse network.
Storage and delivery costs.   Our storage and delivery costs increased to RMB55.2 million (US$7.6 million) in the nine months ended September 30, 2023 from RMB7.7 million during the same period in 2022, primarily due to increased procurement volumes to address the growing demands from our expansive teahouse network.
Other operating costs.   Our other operating costs were RMB162.1 million (US$22.2 million), or 6.2% of total net revenues, in the nine months ended September 30, 2023, compared to RMB53.2 million, or 19.3% of total net revenues, during the same period in 2022. The increase in our other operating costs was mainly driven by rises in (i) payroll expenses of RMB78.7 million (US$10.8 million) primarily due to the expansion of our employee headcount to support the expansion of our franchised teahouse network, and (ii) utilities expenses of RMB17.9 million (US$2.5 million), which was generally in line with our business expansion.
Sales and marketing expenses.   Our sales and marketing expenses were RMB144.5 million (US$19.8 million), or 5.6% of total net revenues, in the nine months ended September 30, 2023, compared to RMB51.4 million, or 18.5% of total net revenues, during the same period in 2022. The increase in our sales and marketing expenses was mainly driven by rises in (i) advertising expenses of RMB44.4 million (US$6.1 million) as we continued to bolster our brand awareness, and (ii) payroll expenses of RMB37.1 million (US$5.1 million) primarily due to the expansion of our sales and marketing employee headcount, as well as the optimized workforce structure.
General and administrative expenses.   Our general and administrative expenses were RMB175.3 million (US$24.0 million), or 6.8% of total net revenues, in the nine months ended September 30, 2023, compared to RMB71.9 million, or 26.1% of total net revenues, during the same period in 2022. The increase in our general and administrative expenses was mainly driven by the rise in (i) payroll expenses of RMB63.9 million (US$8.8 million) primarily due to the expansion of our administrative staff headcount to support our growing business, as well as the optimized workforce structure, and (ii) professional service fees of RMB24.0 million

(US$3.3 million) primarily due to increased fees for IT and software services as part of our ongoing efforts to digitize and optimize our operations.
Financial income, net
Our financial income, net increased to RMB4.2 million (US$0.6 million) in the nine months ended September 30, 2023 from RMB1.7 million during the same period in 2022, mainly driven by increased income from our wealth management products. During the nine months ended September 30, 2023, we increased our investment in wealth management products to effectively manage the heightened cash generated from our operating activities, which was in line with our rapid business expansion and revenue growth.
Others, net
Our others, net increased to RMB24.1 million (US$3.3 million) in the nine months ended September 30, 2023 from RMB1.8 million during the same period in 2022, primarily due to increased subsidies from local authorities associated with tax contributions in specific jurisdictions for operating our business and fulfilling specified tax payment obligations.
Income tax benefit/(expense)
Our income tax expense was RMB133.7 million (US$18.3 million) in the nine months ended September 30, 2023, as compared to income tax benefit of RMB22.1 million during the same period in 2022, primarily because we turned into a net income position in the nine months ended September 30, 2023.
Net (loss)/income
As a result of the foregoing, we recorded a net income of RMB492.3 million (US$67.5 million) in the nine months ended September 30, 2023, as compared to a net loss of RMB87.6 million during the same period in 2022.
Non-GAAP Financial Measure
We consider adjusted net (loss)/income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.
This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
Our non-GAAP financial measure reflects adjustment for share-based compensation expense. We believe that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although we exclude share-based compensation expense from our non-GAAP measure, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses and may increase in future periods.
Adjusted Net (Loss)/Income
We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation expense.

The following table reconciles our adjusted net (loss)/income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income.
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2022		2022	2023
	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(90,716)	(12,434)	(87,571)	492,292	67,474
Add: Share based compensation	3,944	541	2,893	7,917	1,085
Adjusted net (loss)/income	(86,772)	(11,893)	(84,678)	500,209	68,559
Discussion of Key Balance Sheet Items
Cash and cash equivalents
Our cash and cash equivalents consist primarily of bank deposits. The total amount of our cash and cash equivalents increased to RMB1,278.3 million (US$175.2 million) as of September 30, 2023 from RMB200.7 million (US$27.5 million) as of December 31, 2022, primarily due to the heightened cash generated from our operating activities, which was in line with our rapid business expansion and revenue growth. For details, see “— Cash Flows.”
Accounts receivable, net
Our accounts receivable, net primarily represents outstanding amounts due from our franchise partners, to which we provide products and services under our franchise arrangements. The total amount of our accounts receivable, net totalled RMB59.1 million (US$8.1 million) as of September 30, 2023, as compared to RMB18.9 million (US$2.6 million) as of December 31, 2022, which aligns with our franchise network expansion and overall business growth.
Inventories
Our inventories consist primarily of purchased goods held for resale to our franchised teahouses for the in-store preparation of our tea drinks, including raw materials, packaging, teahouse equipment and other supplies, as well as such store supplies delivered to and held at our company-owned teahouses. The total amount of our inventories increased to RMB65.5 million (US$9.0 million) as of September 30, 2023 from RMB33.2 million (US$4.5 million) as of December 31, 2022, primarily driven by growing consumer demands.
Right-of-use assets, net
Our right-of-use assets, net consist primarily of leased premises for our company-owned teahouses and office space. The total amount of our right-of-use assets, net increased to RMB79.8 million (US$10.9 million) as of September 30, 2023 from RMB66.7 million (US$9.1 million) as of December 31, 2022, primarily due to the addition of our office space and company-owned teahouses.
Accounts payable
Our accounts payable primarily represents amounts payable to raw materials and teahouse equipment suppliers, and other product and service providers. The total amount of our accounts payable increased to RMB400.7 million (US$54.9 million) as of September 30, 2023 from RMB64.3 million (US$8.8 million) as of December 31, 2022, which was generally in line with our rising procurement volume to address growing consumer demands.
Accrued expenses and other liabilities
Our accrued expenses and other liabilities consist primarily of (i) accrued employee payroll and share-based compensation, and (ii) amounts deposited by franchise partners pursuant to our franchise contracts, which will be returned to the franchise partners upon the fulfillment of the franchise contracts. The total amount of our accrued expenses and other liabilities increased to RMB286.6 million (US$39.3 million) as of September 30, 2023 from RMB125.2 million (US$17.2 million) as of December 31, 2022, primarily due to our accrued employee and payroll, which was generally in line with the expansion of our employee headcount.
Liquidity and Capital Resources
Our primary need for liquidity is to fund our rapid teahouse network expansion, working capital requirements, capital expenditures, lease obligations and for general corporate needs. Prior to this offering, our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of September 30, 2023, we had a total of RMB1,278.3 million (US$175.2 million) in cash and cash equivalents, of which 89.3% were denominated in Renminbi and held by our subsidiaries in China. The remaining cash and cash equivalents were denominated in US dollars and held by Chagee Holdings Limited and its offshore subsidiaries. Our cash and cash equivalents consist primarily of bank deposits. Based on our current operating plan, we believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months following the date of this prospectus.
We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors — Risks Relating to Our Business and Industry — We have significant working capital requirements and have experienced working capital deficits in the past. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”
As a holding company with no business operations of our own, we conduct our operations primarily through our subsidiaries in China and other countries. In utilizing the net proceeds we expect to receive from this offering, we may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our teahouse network. However, most of these uses are subject to PRC regulations. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”
A large portion of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with relevant government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Cash Flows
The following table sets forth our selected consolidated statements of cash flows for the periods indicated.
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2022		2022	2023
	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Net cash provided by/(used in) operating activities	43,034	5,899	(26,425)	1,230,525	168,657
Net cash used in investing activities	(10,982)	(1,505)	(10,734)	(363,954)	(49,884)
Net cash provided by/(used in) financing activities	(33)	(5)	—	208,069	28,518
Effect of exchange rate changes on cash and cash equivalents	—	—	—	2,926	401
Net increase/(decrease) in cash and cash equivalents	32,019	4,389	(37,159)	1,077,566	147,692
Cash and cash equivalents at the beginning of the year/period	168,727	23,126	168,727	200,746	27,515
Cash and cash equivalents at the end of the year/period	200,746	27,515	131,568	1,278,312	175,207
Operating activities
Net cash provided by operating activities was RMB1,230.5 million (US$168.7 million) in the nine months ended September 30, 2023, which consisted primarily of net income of RMB492.3 million (US$67.5 million), adjusted for certain non-cash items and changes in working capital. Adjustments for such non-cash items primarily include deferred taxes provision of RMB39.7 million (US$5.4 million) mainly attributed to the increase in contract liabilities and accrued expenses, which was generally in line with our business expansion. Changes in working capital primarily include (a) an increase in accounts payable of RMB336.4 million (US$46.1 million) mainly due to our increased procurement volume to support our rapid business expansion, (b) an increase in taxes payable of RMB190.7 million (US$26.1 million) mainly attributable to our increased income and sales, (c) an increase in contract liabilities of RMB186.5 million (US$25.6 million) generally in line with our business expansion, and (d) an increase in accrued expenses and other liabilities of RMB160.1 million (US$21.9 million) mainly attributed to the expansion of our employee headcount.
Net cash provided by operating activities was RMB43.0 million (US$5.9 million) for the year ended December 31, 2022, which consisted primarily of net loss of RMB90.7 million (US$12.4 million), adjusted for certain non-cash items and changes in working capital. Adjustments for such non-cash items primarily include deferred taxes provision of RMB21.7 million (US$3.0 million) mainly attributed to the increase in accumulated losses. Changes in working capital primarily include (a) an increase in accrued expenses and other liabilities of RMB82.1 million (US$11.3 million) mainly attributed to the expansion of our employee headcount, (b) an increase in contract liabilities of RMB40.3 million (US$5.5 million) generally in line with our business expansion, and (c) an increase in accounts payable of RMB31.9 million (US$4.4 million) mainly due to our increased procurement volume to support our rapid business expansion.
Investing activities
Net cash used in investing activities was RMB364.0 million (US$49.9 million) in the nine months ended September 30, 2023, which was primarily attributed to the purchase of short-term investments of RMB236.5 million (US$32.4 million) due to our improved cash position, bridge loan to shareholders of RMB195.0 million (US$26.7 million) partially offset by the maturities of short-term investments of RMB100.0 million (US$13.7 million).

Net cash used in investing activities was RMB11.0 million (US$1.5 million) for the year ended December 31, 2022, which was primarily attributed to the purchase of equipment and the renovation of our company-owned teahouses of RMB10.7 million (US$1.5 million) to support our rapid business expansion.
Financing activities
Net cash provided by financing activities was RMB208.1 million (US$28.5 million) in the nine months ended September 30, 2023, which was primarily attributed to the net proceeds from issuance of our Series B+ preferred shares of RMB208.4 million (US$28.6 million).
Net cash used in financing activities was RMB0.03 million (US$5.0 thousand) for the year ended December 31, 2022, which was attributed to payments to non-controlling shareholders.
Material Cash Requirements
Our material cash requirements as of September 30, 2023 and any subsequent interim period include primarily our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and proceeds from this offering. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.
Capital expenditures
Our capital expenditures were RMB10.7 million (US$1.5 million) for the year ended December 31, 2022 and RMB18.2 million (US$2.5 million) in the nine months ended September 30, 2023, respectively. Historically, our capital expenditures were mainly for teahouse equipment purchases and the renovation of our company-owned teahouses.
Contractual obligations
Our contractual obligations as of September 30, 2023 included capital commitments of RMB9.3 million (US$1.3 million).
Internal Control over Financial Reporting
Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to us (1) not having sufficient written period-end closing policies and procedures for the preparation of our consolidated financial statements and (2) not having sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in U.S. GAAP to (i) properly address complex accounting transactions, and (ii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
To remedy our material weaknesses identified in relation to the year ended December 31, 2022, we have already started to implement a number of measures to address the material weaknesses and deficiencies that have been identified. These measures include: (i) establishing and implementing written period-end financial closing policies and procedures, including review of journal entries, accounting estimates, elimination of intercompany transactions and appropriate classification of expenses; (ii) hiring additional accounting and financial reporting personnel with U.S. GAAP accounting and SEC reporting experience, (iii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, and (iv) developing, communicating and implementing a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure that consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”
Holding Company Structure
We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries located in China and elsewhere. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our subsidiaries in China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. See “Regulation — Regulations Relating to Dividend Distributions” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group.
Critical Accounting Estimates
An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have materially impact to the consolidated financial statements.
We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions. We continuously evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financials condition. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see note 2 to our consolidated financial statements included elsewhere in this prospectus.
Estimate franchise period
We granted franchise rights, which represent primarily the right to access our brand name and trademarks, to franchise partners upon upfront initial payments for the first year and are renewable annually by the franchise partners at no cost, if the franchise partners do not have any breach of contract in the first year or default on any payment, control of services is transferred over time. We estimated the franchise period for the amortization of net revenues from services provided to franchised teahouses.
The franchise period is subjected to annual assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the historical behaviors of the franchise partners on an annual basis, and also assessed the changes on legal terms in franchise contracts, if any. We make a quantitative assessment to determine the franchise period, by using the historical franchise closing information and the forecast of their future behavior according to historical records. If such assessment identifies the change of the franchise period, we may prospectively apply the change of estimate. In year 2022 and nine months ended September 30, 2023, no such changes identified.
Mezzanine equity
We completed a number of rounds of financing since 2020. Among all the preferred rights associated with such preferred shares, the agreements we entered into for preferred shares provide the investors with the right to redeem if a qualified-IPO has not been consummated by December 2027.
Given these preferred shares are redeemable upon an event not solely within the control of us, we recognized such preferred shares as mezzanine equity at the fair value at the time of closing.
In determining the fair value of mezzanine equity, we used the back-solve method to determine the fair value of the business enterprise value (“BEV”), and then allocated the BEV to each element of our capital structure using an option pricing method.
The determination of the fair value of our mezzanine equity requires complex and subjective judgments to be made, which will not be necessary once Class A ordinary shares begin trading, as the preferred rights other than registration rights will automatically terminate upon the completion of a qualified-IPO.
Share-based Compensation
We grant share options to eligible employees and consultants that accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Cash settled share-based awards that are only subject to service conditions are accounted for as a liability and measured at fair value at each reporting period until the awards are settled. Equity settled share-based awards that are subject to both service conditions and the occurrence of an IPO as performance condition are measured at the grant date fair value and recognized when the vest becomes probable.
The fair value of share options is estimated on the grant date using the binomial option-pricing model. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

The estimated fair value of each equity settled option grant is estimated with the following assumptions:
	For the year ended December 31, 2022	For the nine months ended September 30, 2023
	RMB	RMB
Risk-free interest rate (per annum)	2.75%	2.80%
Expected volatility	35.51%	36.82%
Expected dividend yield	0.00%	0.00%
Expected post-vesting forfeiture rate	0.00%	0.97%
Fair value of the underlying shares on the date of option grants	7.07	9.78
The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser.
Fair value of ordinary shares
Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.
The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:
•
our operating and financial performance;

•
current business conditions;

•
our stage of development;

•
the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•
the likelihood of occurrence of liquidity event, redemption event and mandatory conversion event; and

•
the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our BEV and then allocated the business entity value to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using probability-weighted expected return method and option pricing method.
With the assistance of an independent valuation firm, we evaluated the use of two generally accepted valuation approaches: market and income approaches to estimate the ordinary shares of our company. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The major assumptions used in calculating the fair value of our ordinary shares using income approach include:
•
Discount Rates.   The discount rates were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•
Comparable Companies.   In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies.

•
Discount for Lack of Marketability, or DLOM.   The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the equity value.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Inflation
To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022 and the nine months ended September 30, 2023 were increases of 2.0% and 0.4%, respectively. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.
Quantitative and Qualitative Disclosures about Market Risk
Foreign exchange risk
Our operating transactions are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies. The value of the Renminbi is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than Renminbi by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to affect the remittances. We are exposed to risks related to movements between Renminbi and U.S. dollars. We do not believe that it currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, and the ADSs will be traded in U.S. dollars.
As of December 31, 2022, all of our cash and cash equivalents are denominated in Renminbi. As of September 30, 2023, our cash and cash equivalents and short-term investments denominated in Renminbi were RMB1,241.4 million, accounting for 88% of our cash and cash equivalents and short-term investments.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
Concentration risk
There were no customers individually represented greater than 10% of our total net revenues for the year ended December 31, 2022 and nine months ended September 30, 2022 and 2023. There was one customer individually represented more than 10% of our net accounts receivables as of December 31, 2022 and September 30, 2023, respectively.
There was one supplier providing materials and packaging individually in each period who exceeded 10% of our total purchases for the year ended December 31, 2022, and nine months ended September 30, 2022 and 2023.
Credit risk
Our credit risk arises from cash and cash equivalents, short-term investments, other receivables included in prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2022 and September 30, 2023, the majority of our cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong which we believe are of high credit quality. Accounts receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC and overseas. Our accounts receivable, net were RMB18.9 million (US$2.6 million) and RMB59.1 million (US$8.1 million) as of December 31, 2022 and September 30, 2023, respectively. The risk with respect to these financial instruments is mitigated by credit evaluations we perform on our consumers and our ongoing monitoring processes of outstanding balances.
Recent Accounting Pronouncements
For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW
This prospectus contains information derived from an industry report commissioned by us and prepared by iResearch, an independent market research firm, to provide information regarding our industry and market position and opportunities. Such industry report was prepared by iResearch based on various government and industry publications, interviews with industry participants and experts, and other available sources from public market research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.
China’s Freshly-Made Tea Drinks Market
Overview
China’s tea drinks market has experienced consistent growth in the past. According to iResearch, China’s tea drinks market by GMV grew from RMB474.8 billion in 2019 to RMB747.6 billion in 2023, and is projected to reach RMB1,108.0 billion in 2028, representing a CAGR of 8.2% from 2023 to 2028.

Market size of China's tea drinks, in terms of GMV, 2019-2028E

RMB billion
CAGR 19-23
CAGR 23-28E
+12.0%
+8.2%
474.8
515.1
598.8
658.0
747.6
826.0
893.9
963.2
1,034.6
1,108.0
119.9 (25.2%)
130.4 (25.3%)
148.5 (24.8%)
164.1 (24.9%)
186.0 (24.9%)
203.0 (24.6%)
220.6 (24.7%)
238.4 (24.7%)
252.9 (24.4%)
267.5 (24.1%)
102.2 (21.5%)
117.8 (22.9%)
166.5 (27.8%)
180.1 (27.4%)
224.9 (30.1%)
280.5 (34.0%)
319.7 (35.8%)
355.4 (36.9%)
391.7 (37.9%)
428.7 (38.7%)
252.7 (53.2%)
267.0 (51.8%)
283.8 (47.4%)
313.9 (47.7%)
336.8 (45.0%)
342.5 (41.5%)
353.6 (39.6%)
369.4 (38.4%)
390.0 (37.7%)
411.7 (37.2%)
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
RTD tea drinks
+11.6%
+7.5%
Freshly-made tea drinks(1)
+21.8%
+13.8%
Tea leaves, tea bags, and others
+7.4%
+4.1%

Source: iResearch
Note:
(1)
Measured by GMV generated from freshly-made tea drinks sold in freshly-made tea drinks stores in China.

Within this massive, growing market, the freshly-made tea drinks market segment has shown more rapid growth, driven by increased demand for high-quality products from a large discerning young consumer base. The market size by GMV of freshly-made tea drinks increased at a CAGR of 21.8% from RMB102.2 billion in 2019 to RMB224.9 billion in 2023, outpacing other market segments within the overall tea drinks market. By 2028, the market size of China’s freshly-made tea drinks is projected to reach RMB428.7 billion in 2028, with a CAGR of 13.8% from 2023 to 2028.
Teahouses primarily serving freshly-made tea drinks, which we refer to as “freshly-made tea drinks stores,” represent the main consumption channel for freshly-made tea drinks. China’s freshly-made tea drinks stores experienced rapid growth in total GMV, which increased from RMB123.6 billion in 2019 to

RMB275.4 billion in 2023 with a CAGR of 22.2% from 2019 to 2023. As consumption levels continued to rebound since 2023, the total GMV of freshly-made tea drinks stores is anticipated to further grow at a CAGR of 13.8% to RMB526.2 billion in 2028.

Market size of China's freshly-made tea drinks, in terms of total GMV[1], 2019-2028E

RMB billion
CAGR 19-23
CAGR 23-28E
+22.2%
+13.8%
123.6
13.5 (10.9%)
110.2 (89.1%)
141.6
19.1 (13.5%)
122.6 (86.5%)
203.2
28.2 (13.9%)
175.0 (86.1%)
217.5
34.1 (15.7%)
183.5 (84.3%)
275.4
58.8 (21.3%)
216.6 (78.7%)
342.7
88.0 (25.7%)
254.7 (74.3%)
392.0
106.7 (27.2%)
285.2 (72.8%)
436.0
125.8 (28.8%)
310.2 (71.2%)
480.8
145.2 (30.2%)
335.6 (69.8%)
526.2
165.2 (31.4%)
360.9 (68.6%)
Premium brands +44.5% +23.0%
Low-priced brands +18.4% +10.8%
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

Source: iResearch
Note:
(1)
Measured by GMV generated from all products sold at the freshly-made tea drinks stores in China, including freshly-made tea drinks and other products.

In particular, premium freshly-made tea drinks stores that offer drinks at an average price of no less than RMB17.0 (approximately US$2.5) per cup continued to expand rapidly due to the increasing consumer emphasis on health, quality and brand values. This market segment therefore continues to gain market shares from low-priced market segments.

Number of China's freshly-made tea drinks stores, 2019-2028E

Unit
293,093
5,276
(1.8%)
287,817
(98.2%)
308,322
7,091
(2.3%)
301,231
(97.7%)
368,350
10,314
(2.8%)
358,036
(97.2%)
358,000
12,530
(3.5%)
345,470
(96.5%)
421,221
25,273
(6.0%)
395,948
(94.0%)
448,072
30,917
(6.9%)
417,155
(93.1%)
472,605
36,391
(7.7%)
436,214
(92.3%)
497,189
41,764
(8.4%)
455,425
(91.6%)
517,874
47,127
(9.1%)
470,747
(90.9%)
535,111
52,441
(9.8%)
482,670
(90.2%)
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
Premium brands
Low-priced brands
CAGR 19-23
CAGR 23-28E
+9.5%
+4.9%
+47.9%
+15.7%
+8.3%
+4.0%

Source: iResearch
The total GMV of the premium freshly-made tea drinks stores, as a percentage of all freshly-made tea drinks stores, continued to increase from 10.9% in 2019 to 21.3% in 2023, and is projected to reach 31.4% in 2028. Driven by such tremendous market potential, the total number of premium freshly-made tea drinks stores rose from 5,276 stores in 2019 to 25,273 stores in 2023, and is anticipated to reach 52,441 stores in 2028, constituting 9.8% of the total number freshly-made tea drinks stores in China.
Key Market Drivers
The below factors are driving the growth of China’s freshly-made tea drinks market, and particularly, the premium market segment.
Greater focus on drinks quality and health benefits.   With a growing demand for an enhanced experience and health-conscious options, consumers are looking for high-quality tea beverages that are lower in calories, made with superior ingredients and offer greater ingredient transparency. This trend is creating new market opportunities for leading premium tea brands that have the margins and market positioning to continually invest in improving their product along these dimensions.
Emergence of tea as a lifestyle choice.   Today’s consumers increasingly view tea not only as a beverage, but also as a lifestyle choice that combines convenience, visual appeal, individual expression and social connection. As younger consumers become a larger part of the tea market, this trend is becoming more pronounced. The premium freshly-made tea drinks segment is well positioned to capitalize on this trend by incorporating these attributes into their product designs and leveraging social media platforms to associate their brand with these attributes.
Modernization and digitalization driven by technologies.   Leading tea drinks brands have been enhancing their supply chain and store efficiency through digital transformation and application of supply chain, store operation, as well as consumer service technologies. Utilizing digital tools and automation, these brands innovate products based on the latest consumer preferences, standardize and automate the in-store tea making process, integrate online and offline marketing channels, and intelligently manage all facets of store operations and supply chains.

Effective marketing and media strategies.   Upgraded media channels, including social media and short video platforms, allow freshly-made tea drinks brands to widen their consumer reach and enhance their influence. Through digital channels, brands establish enduring interactive relationships with consumers, boosting repurchase rates and brand awareness. Additionally, innovative strategies such as co-branding, unique logos and store designs, and engaging packaging designs, are employed to increase consumer desire and loyalty.
Future Trends
Franchise as the dominant model for continuous business expansion.   The expansion strategies of freshly-made tea drinks brands are evolving, emphasizing mutually-beneficial collaborations with business partners, and swift adaption to changing industry trends. Franchising has emerged as a key method for rapidly expanding brand influence and market presence in China’s freshly-made tea drinks market. With intensifying market competition, premium freshly-made tea drinks brands, which previously focused on self-operated model, are now embracing franchising to broaden their consumer base and penetrate challenging markets.
Emphasis on social and cultural aspects of brand identity.   Within China’s freshly-made tea drinks market, consumers have shifted beyond mere purchases to appreciating the cultural and brand philosophies behind the drinks. Tea consumption has transformed from satisfying taste buds to expressing individual identity. To provide a unique in-store experience, premium freshly-made tea drinks brands prioritize the social and experiential aspects. This includes enhancing store design, creating comfortable atmospheres, and emphasizing memorable branding. Additionally, premium tea drinks brands are increasingly focusing on recognizable product names, innovative packaging, logos, and peripheral products for effective brand marketing.
Increased popularity of health-oriented products.   Consumer focus has shifted towards healthier, natural ingredients, driving premium freshly-made tea drinks brands to prioritize sourcing high-quality raw materials. These brands utilize modern equipment to ensure product hygiene and consistency. This change in consumer preference, from flavor to quality and health, is evident as consumers willingly pay a premium for such products. This trend supports the growth of premium freshly-made tea drinks brands.
Digitalized and automated storefront operations.   In a market dominated by chain stores, optimizing store performance is a key strategy for top brands. Premium freshly-made tea drinks brands concentrate on refining micro-level indicators like labor efficiency, sales per square meter, and product effectiveness. Continuous enhancement of digitalization capabilities is expected to benefit individual stores in the long term. For example, digital tools and information technology enable freshly-made tea drinks stores to control operational costs effectively, while automation equipment ensures quality consistency, reduces labor expenses, and enhances operational efficiency.
Accelerated international expansion.   Leading freshly-made tea drinks brands in China have been expanding into overseas markets, opening tea drinks stores abroad to capitalize on the global popularity of both traditional and modern Chinese tea drinks. These brands offer a diverse range of beverages, including traditional teas, fruit teas, and milk teas, featuring unique flavor combinations. This variety caters to a global audience seeking unique and healthier beverage options. This trend is anticipated to continue as more brands respond to the increasing global demand for high-quality tea drinks.
Market Competition
The freshly-made tea drinks market in China is highly competitive, featuring brands with different pricing strategies, operating models, technology capabilities and product development strategies.
Pricing strategies.   Freshly-made tea drinks brands in China employ varied pricing strategies to appeal to diverse consumers. Categorized by average per cup price, the market comprises premium and low-priced segments. The premium sector, with an average per cup price of RMB17.0 (approximately US$2.5) or higher, offers premium choices. The low-priced segment, with an average per cup price below RMB17.0 (approximately US$2.5) per cup, provides options for budget-conscious consumers.
Operating models.   China’s freshly made tea drinks market is predominated by low-priced brands operating a franchise model, which allows these brands to rapidly scale up business. Street-side locations are highly preferred by these brands to minimize operational costs. In contrast, Chagee distinguishes itself by operating a vast teahouse network primarily located in premium shopping malls where other premium lifestyle and food and beverage brands cluster. This unique strategy leads to effective competition and stronger brand image.
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Strategic advantages and entry barriers for shopping mall locations.   Premium shopping malls ensure a consistent and high-quality footfall, enhancing brand visibility and market penetration. Prime locations within shopping malls are usually limited to reputable brands that align with premium shopping destinations, creating entry barriers for newcomers. Additionally, established freshly-made tea drinks brands, with existing ties to reputable real estate developers, are usually able to secure prime locations as these developers grow shopping mall networks nationwide, thereby reinforcing the entry barriers. Furthermore, a brand’s presence in such prestigious venues enhances brand prestige and trustworthiness, bolstering consumer confidence.

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Strategic advantages and entry barriers for franchise operations.   The franchise model enables freshly-made tea drinks brands to expand on a large scale and enhance brand influence efficiently. However, it requires an effective franchise management system, including organizational structures, talent training, internal promotion programs, store management, and incentive mechanisms. This erects a high entry barrier for potential market entrants to compete effectively with established players.

Technology capabilities.   In China’s freshly-made tea drinks market, technology is playing an increasingly significant role in the operation, consumer services and overall business management of tea drinks brands. Top freshly-made tea drinks brands rely on more technology and digital tools to optimize their store operations and supply chain management and adopt data-driven business strategies to improve operation efficiency and drive profitability. The inability to make continuous investment in technologies makes it challenging for emerging, smaller brands with limited capital and other resources to compete effectively in this increasingly technology-driven, competitive market.
Product development strategies.   Unlike most premium freshly-made tea drinks brands that are focused on fruit teas or develop an expansive menu, Chagee distinguishes itself by specializing in tea lattes made from natural tea leaves and fresh milk as its core product offerings. Compared to fruit teas, tea lattes require a simpler and more standardized supply chain, facilitating more rapid business expansion. The enduring popularity of tea latte’s simple taste contributes to a longer product lifecycle, reinforcing its market appeal. Additionally, by promoting strong, recognizable brands for individual products, Chagee creates deeper consumer connections, fostering brand loyalty in a cost-effective manner.
As of December 31, 2023, Chagee’s network comprised 3,511 teahouses, including 3,416 located in China. This scale represents the largest number of stores in China among all premium freshly-made tea drinks brands in China, with a market share of 13.5%.

Ranking of China's premium freshly-made tea drinks brands, by number of stores in China, 2023

Ranking	Comparables	Number of stores '000	Market share %
1	Chagee	~3.42	~13.5%
2	Company A	~3.29	~13.0%
3	Company B	~1.61	~6.4%
4	Company C	~1.49	~5.9%
5	Company D	~1.45	~5.7%
CR5		~11.3	~44.6%
Market size		25.3	100.0%

Source: iResearch
From 2022 to 2023, Chagee recorded the fastest growth as measured by GMV generated within China among all freshly-made tea drinks brands with over 1,000 stores in China.

Source: iResearch
Note:
(1)
Measured by GMV generated from all products sold at the freshly-made tea drinks stores in China, including freshly-made tea drinks and other products.

BUSINESS
Our Mission
With every cup of our tea, we aspire to foster a global connection of people and cultures.
Our Vision
To modernize the tea-drinking experience through technology and innovation.
Our Core Values
“Customer First” is the foundational philosophy of how we make decisions and run our business.
“Caring for Partners” is the core value that defines how we interact with consumers, franchise partners, suppliers, and one another.
“Quality, Health, and Convenience” is the guiding principle of how we make our products.
Our Company
Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Its creation, in 2017, was inspired by how international coffee chains have made coffee drinking both a worldwide lifestyle and a social concept since the 1970s. This success has made us believe that tea drinking needs to be transformed too — and led us to use the power of technology and brand to make tea drinking a modern-day experience that connects people and cultures around the world.
Today, six years after our inception and with our relentless passion for technology and pursuit of innovation, we stand out as China’s largest, fastest-growing, and most popular premium freshly-made tea drinks brand, according to iResearch:
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As of December 31, 2023, our network comprised 3,511 teahouses, including 3,416 located in China. This scale represents the largest number of stores in China among all premium freshly-made tea drinks brands in China.

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In 2023, our total GMV reached RMB10.8 billion. As measured by GMV generated within China, we recorded the fastest growth from 2022 to 2023 among all freshly-made tea drinks brands with over 1,000 stores in China.

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We have ranked the 1st on China’s social influence index among all freshly-made tea drinks brands in China since October 2023, according to the Social Touch Search Engine.

Notes:
(1)
Calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in China in each calendar month during 2023 by (ii) the sum of the total number of monthly fully operational teahouses in China in each calendar month during 2023.

(2)
Calculated by dividing (i) the sum of the number of cups sold by the monthly fully operational teahouses in China in each calendar month during 2023 by (ii) the sum of the total number of monthly fully operational teahouses in China in each calendar month during 2023.

(3)
Calculated by the growth rate of GMV generated by “same stores” in 2023 compared to GMV generated by these “same stores” in 2022. We define “same stores” to be teahouses that operated for a minimum of 180 days in both 2022 and 2023.

Universally Appealing Core Menu
At Chagee, we persistently explore and create tea drink recipes that embody purity and a timeless appeal to the diverse palates of a broad spectrum of consumers. This strategic focus anchors the development of our simple core menu.
We use advanced extraction technology to accentuate the pure taste of tea and enhance its depth of flavor through meticulous blending. This technique results in a differentiated, delicious taste of freshness and healthiness that has the ability to transcend time and cultures, captivating consumers worldwide. In 2022 and 2023, approximately 79% and 87% of Chagee’s GMV generated within China were attributed to our signature tea latte products, with approximately 44% and 57% of GMV generated within China derived from our top three best-selling tea lattes.
Focusing on a simple core menu also makes it easier for us to ensure product quality, consistency, and convenience through more concentrated, streamlined, and efficient supply chain management as well as highly automated tea preparation processes. This ultimately leads to improved operational efficiency and service quality of our expansive teahouse network.
Modernity Powered by Technology
We are committed to operational efficiency and excellence, which is underpinned by our cutting-edge “tea tech” initiatives. Using digital and automation technologies, we empower every crucial aspect of our operations, from product development to supply chain management, and from consumer engagement to storefront operations.
We collaborate creatively with our supply chain partners to co-develop automated tea-making machines, heralding the modernization of the century-old tea industry. The application of customized equipment allows our in-store crew to make every cup of Chagee drink with consistent quality and taste. Across our teahouses in China and overseas, this level of automation allows us to ensure consistent quality control, enhance store productivity, reduce consumer wait times, and ultimately, elevate the overall tea-drinking experience.
Our strength in digitalization allows us to achieve what we define to be the “Five Things Online” —  drinks preparation, consumer and partner relationships, supply chain, store lifecycle management, and payments. Essentially, this approach enables us and our franchise partners to run teahouses online, with centralized operations, automated replenishment, and fully integrated management of both franchised and company-owned teahouses. The resulting data insights are organically and intelligently fed into digitalized operations, creating a positive feedback loop that fosters more efficient and closer-knit collaborations with our franchise partners.
The seamless integration of these technologies enables our franchise partners to make better tea drinks for consumers and operate their teahouses smartly and more efficiently. It also allows us and our franchise partners to focus more on consumer services to deliver a compelling experience.
Effectively Managed Teahouse Network
As of December 31, 2023, our Chagee brand encompasses a vast, growing network of 3,511 teahouses, including 3,416 teahouses covering 31 provinces, municipalities, and autonomous regions across China and 95 teahouses overseas with 3,472 of our 3,511 Chagee teahouses being franchised teahouses.

We take pride in our strong ability to manage and scale a franchise network both across China and in a growing number of overseas markets. This ability is rooted in our “managed franchise model” that focuses on effective, centralized management of our franchise network in accordance with our uniform standards in product quality, supply chain management, and consumer service excellence.
Our ability to effectively manage our growing teahouse network is manifest in our strong operating results:
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Number of teahouses.   The number of our teahouses increased by 223.0% from 1,087 as of December 31, 2022 to 3,511 as of December 31, 2023.

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GMV.   Our total GMV increased by 734.3% from RMB1,293.7 million in 2022 to RMB10,792.8 million in 2023.

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Net revenues and net income.   In the nine months ended September 30, 2023, our net revenues amounted to RMB2,593.1 million (US$355.4 million), representing an 839.5% year-over-year increase from RMB276.0 million during the same period in 2022. We generated net income of RMB492.3 million (US$67.5 million) in the nine months ended September 30, 2023.

As we rapidly scale our operations, our teahouses continue to deliver strong performance. Our average number of cups sold per teahouse per month in China increased by 167.1% from 8,981 in 2022 to 23,989 in 2023. The average monthly GMV of our teahouses in China increased by 171.9% from RMB177.5 thousand in 2022 to RMB482.7 thousand in 2023.
Market Opportunities
The tea drinks industry in China represents a vast market with tremendous growth potential. According to iResearch, China’s freshly-made tea drinks market, as measured by GMV, is growing rapidly to enormous scale, at a CAGR of 21.8% from RMB102.2 billion in 2019 to RMB224.9 billion in 2023, and is expected to reach RMB428.7 billion by 2028. In particular, the premium freshly-made tea drinks segment, defined by an average selling price of RMB17.0 (approximately US$2.5) and above per cup, as a proportion of the overall freshly-made tea drinks market increased from 10.9% in 2019 to 21.3% in 2023. This faster growth is mainly driven by consumer demands for higher-quality products, diversified consumption scenarios, and a rising awareness of health benefits. The total GMV of the premium freshly-made tea drinks segment is expected to reach RMB165.2 billion in 2028, accounting for 31.4% of the total freshly-made tea drinks market.
Globally, the growth momentum is also tremendous. The global tea drinks market, as the second largest non-alcoholic beverage category worldwide, commanded a GMV of US$425.1 billion in 2023 and is projected to reach US$594.4 billion by 2028, according to iResearch. Freshly-made tea drinks continue to gain popularity across overseas markets. Driven by rising per capita income, an expanding base of tea consumers, and the potential to attract more coffee drinkers by virtue of tea’s affordability and health benefits, the global market for freshly-made tea drinks is expected to reach US$119.5 billion by 2028, representing a CAGR of 20.5% from 2023 to 2028.
As consumer demands for quality and health attributes continue to rise, coupled with an increasing focus on brand image and culture, freshly-made tea drinks brands are increasingly improving the healthiness and brand values of their products. Digital transformation plays an increasing role in these efforts, as it not only enhances operational efficiency for brands but also addresses consumer demands for more convenient and efficient products and services. Additionally, as the franchise model continues to play a crucial role in business expansion, a robust managed franchise model has emerged as a more effective model for tea drinks brands looking to expand rapidly.
OUR COMPETITIVE STRENGTHS
Fast-Growing, Leading Freshly-Made Tea Drinks Brand with Strong Store Performance
From 2022 to 2023, we recorded the fastest growth as measured by GMV generated within China among all freshly-made tea drinks brands with over 1,000 stores in China, according to iResearch. Our total GMV increased by 734.3% from RMB1,293.7 million in 2022 to RMB10,792.8 million in 2023. As of December 31, 2023, we are the largest premium freshly-made tea drinks brand in China in terms of the number of stores in

China. As of the same date, we had 3,511 Chagee teahouses within our network, including 3,416 teahouses covering 31 provinces, municipalities, and autonomous regions across China and 95 teahouses overseas, representing a 223.0% year-over-year increase from our 1,087 teahouses as of December 31, 2022.
Along with our rapid business expansion, our teahouses continue to improve their performance. The average monthly GMV per teahouse in China increased by 171.9% from RMB177.5 thousand in 2022 to RMB482.7 thousand in 2023, which stood out as the highest among all freshly-made tea drinks brands with over 1,000 stores in China, according to iResearch.
We believe that Chagee’s rapid growth in both scale and quality is rooted in our consumers’ love for our brand. With this in mind, we are committed to making Chagee a brand that resonates with our consumers and seamlessly integrates into their daily routines. To boost brand influence, we carefully select the locations for each Chagee teahouse. Most of our teahouses are strategically situated in prime locations with high consumer traffic, such as the entrances and exits of premier shopping malls or along major commercial streets. We actively promote our brand through social platforms to engage with consumers and enhance brand reputation. According to the Social Touch Search Engine, we have ranked the 1st on China’s social influence index among all freshly-made tea drinks brands in China since October 2023.
Core Menu Featuring Universally Beloved Healthy Tea Drinks
Inspired by the menus of modern coffee chains, we are dedicated to capturing the essence of tea and endeavor to craft a timeless and universally appealing core menu that fosters connections between people and cultures worldwide. By meticulously blending tea and milk, two of the most basic beverages that transcend cultural and culinary boundaries, our signature tea lattes capture consumer mind-shares from all demographics in China and around the world. In 2022 and 2023, approximately 79% and 87% of Chagee’s GMV generated within China were attributed to our signature tea latte products, with approximately 44% and 57% of GMV generated within China derived from our top three best-selling tea latte drinks, respectively.
Our simple core menu not only enhances consumer awareness and loyalty but also allows us to ensure product quality, standardization and convenience through more concentrated, streamlined and highly efficient supply chain management and highly-automated tea preparation processes, continuously enhancing the operational efficiency of our teahouses.
Our product development activities revolve around our core menu strategies — we prioritize the creation of modern-day tea drinks that transcend time and cultural boundaries like cokes and coffee, instead of the pursuit of short-term hits. Embracing this principle, we recently introduced the iced oriental tea and teaspresso series, tantalizing consumers with a more intense and authentic tea aroma.
We focus on the health attributes of our products, particularly by eliminating ingredients such as non-dairy creamer and trans fats, to provide consumers with a purer, more natural taste while safeguarding cardiovascular health. Through transparent calorie information, consumers gain a clearer understanding of each tea drink’s contribution to their daily energy intake, which supports their personalized healthy lifestyle management. Simultaneously, we are committed to ingredient transparency, ensuring consumers understand every component of our products through detailed ingredient information.
Compelling Consumer Experience Delivered by Technology-Driven Operations
Following the path of modernization set by the coffee industry, we strive to be a trailblazer in “tea tech” — using digital, automation and software technologies to make tea drinking more accessible and enjoyable and empower every major aspect of our operations.
We digitize our business processes with the power of technology, achieving the “Five Things Online” of drinks preparation, consumers and partners, supply chain, store lifecycle management and payment. This enables us to make informed business decisions based on comprehensive information and continuously improve our operational efficiency:
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Tea drinks prepared online.   Our integration of technology serves to automate and optimize our store operations. Collaborating with supply chain partners, we have developed automated tea-making machines that significantly enhance the efficiency of store staff, reduce consumer wait times, and elevate the overall consumer experience. By incorporating our proprietary tea drinks recipe parameters into these machines, we enable our store staff to craft each cup of tea drinks in consistent high quality at approximately eight seconds, eliminating the need for memorizing intricate operational protocols. As we progressively introduce these automated machines across our teahouse network, our drinks preparation efficiency continues to advance. For instance, in 2023, our top 30% performing teahouses, measured by the number of cups sold, achieved an average daily sales volume of over 1,000 cups of tea drinks per teahouse — which is more than three times higher than the industry average, according to iResearch. The widespread adoption of automated tea-making machines also reduces our dependence on in-store staff, ensuring standardized and consistent product quality and taste throughout our teahouse network.
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Consumers and franchise partners served online.   Through a membership system seamlessly integrated into our mobile mini program, we obtain deep insights into our consumers’ evolving preferences and we use such insights to refine our recipes, create sensible additions to our menu and tailor our social media marketing and sales efforts. This has further enabled us to deliver a compelling consumer experience, which results in higher consumer retention and lifetime value. Additionally, we digitize management to support our franchise partners and store staff, collectively enhancing store operational capabilities while aiding individual career success. For example, we staff Chagee teahouses based on real-time consumer traffic and product sales data, maximizing the efficiency of in-store staff.

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Supply chain managed online.   Our focus on technology allows us to achieve end-to-end digital management of the supply chain with real-time flow of supply chain data, breaking down information barriers. For example, our store operations system calculates raw material demands in real-time based on sales and the real-time tracking of food expiration dates, automatically triggering order placements.

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Store lifecycle managed online.   Utilizing digital technology, we manage the entire lifecycle of teahouses online through real-time tracking of store-level information. From online site selection planning, contract signing, store design and decoration, marketing planning to subsequent operational maintenance, we gain real-time and precise insights into the operational status of each store through integrated online management. Continuous optimization and upgrading of our digital technology allow us to enhance store management efficiency, creating a more efficient, convenient, and intelligent store management model.

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Payments made online.   We facilitate online management of diverse service fees from our franchise partners across various business scenarios, enhancing the efficiency of payment processing and funds flow.

Effectively Managed Franchise Model Empowering Franchise Partners
We leverage an extensive, growing franchise network to achieve rapid expansion in China and overseas markets. As of December 31, 2023, we had 3,511 Chagee teahouses, 3,472 of which were franchised teahouses.
We employ a “managed franchise model” with strong oversight to help our franchise partners succeed. To achieve this, we have dedicated local support teams in 31 provinces, municipalities, and autonomous regions across China to provide comprehensive and timely on-site support to franchise partners. Whenever we enter into a new market, we always start with our company-owned teahouses to accumulate sufficient local operational experience before engaging local franchise partners.
Our support of franchise partners covers every major part of teahouse management, from site selection to store renovation, and from supply chain management to back-end e-commerce operations. For example, we have established a two-tiered warehousing system with separate centralized and regional warehouses to achieve higher efficiency and lower costs in storage and delivery. With 28 warehouses located across China, we are able to provide cold chain transportation and next-day delivery within our teahouse network in China. With minimal capital expenditures, we have established a highly efficient logistics system, resulting in our logistics costs accounting for less than one percent of our total GMV in the nine months ended September 30, 2023. During the same period, our inventory turnover days were 9.7 days, representing the lowest figure among all freshly-made tea drinks brands with over 1,000 stores in China, according to iResearch. We digitize business processes online, achieving smart store operations, automated replenishment, and integrated oversight across all teahouses, whether franchised or company-owned.

Our expansive franchise network, combined with our strong oversight management approach, enables us to expand rapidly while achieving healthy and sustainable operating results. We are continuously optimizing our franchise model, implementing meticulous control measures to empower franchise partners. We believe that our “managed franchise model” enables us to build mutually beneficial relationship with our franchise partners. This model allows us to achieve rapid expansion with consistent excellence in products and services. Simultaneously, our franchise partners benefit from our comprehensive support and management, enabling them to uphold our shared brand values and effectively communicate them to our consumers. As a result, approximately 0.5% of franchised teahouses closed in 2023, among which the majority were closures mandated by us due to franchise partners failing to meet our stringent evaluation criteria.
OUR GROWTH STRATEGIES — Continuously Modernizing Tea Drinks with the Power of Technology and Brand to Connect People and Cultures
Expanding Teahouse Network in China and Overseas
We will continue to expand our teahouse network in China, implementing a tiered management approach based on city tier and operating model. We believe that our effective “managed franchise model” with strong oversight will allow us to rapidly scale our business, ensuring both speed and quality in our growth trajectory. In addition to our domestic expansion, we are committed to making Chagee a global premium freshly-made tea drinks brand. We will pursue opportunities to expand in selected overseas markets by drawing upon our initial success in Southeast Asia.
Continuing to Elevate Brand Value
We are dedicated to establishing a distinguished global brand that champions a healthy lifestyle and fosters connections among people and cultures around the world. To achieve this, we plan to craft healthier tea drinks, provide an enhanced and modernized tea-drinking experience, extend our teahouse network, cultivate brand cultures, and uphold corporate responsibility and sustainable development. Through these initiatives, we aim to strengthen our bond with consumers across diverse geographies and demographics, ultimately elevating brand value and fostering lasting consumer loyalty.
Enhancing Global Supply Chain Capabilities
We believe that modernizing the upstream supply chain is an indispensable part of our mission to modernize the tea-drinking experience. To this end, we will continue to strengthen our upstream supply chain capabilities to enhance operational efficiency and profitability. In addition, we intend to refine our global warehouse network to efficiently address all supply scenarios and minimize logistics costs.
Investing in Technology to Continuously Improve Automation, Standardization and Digitalization Capabilities
We will continue to invest in technology to enhance our automation, standardization and digitalization capabilities to empower our business operations across all dimensions. We are focusing on using automation and smart technologies to enhance store operations, supply chain management and middle- and back-office functions. For example, we will build upon our existing automated tea-making machines to invest in the technical development and iteration of automation equipment. Our goal is to consistently enhance the quality, flavor, and stability of freshly-made tea drinks produced in our teahouses. This will ensure that every consumer receives products and services that are not only of higher quality, but also promote better health and offer increased convenience. At the same time, these technology investments will further enhance our teahouses’ operational efficiency.
We believe that our continuous investment in tea-related technologies will enable us to make both better tea and better strategic and management decisions for the benefit of our consumers, employees and franchise partners, ultimately contributing to our long-term profit growth.
THE CHAGEE PRODUCT FAMILY
Our Menu
We focus on the development of iconic products that redefine the modern-day tea-drinking experience and consistently captivate and resonate with our consumers. At Chagee, consumers are indulging in this quintessential modern-day tea-drinking experience with our curated selection of freshly-made tea drinks. Our products are known for their authentic taste of fresh, premium tea, making every sip a bliss to all tea lovers. The following diagram illustrates our core menu.
Signature tea latte.   According to iResearch, we are the first brand in China’s premium freshly-made tea drinks industry to create the tea latte category, establishing ourselves as a trailblazer within our industry. Seven choices of tea latte crafted from fine tea leaves and creamy steamed milk make up our core product offering, which is a comforting treat for any time of day. Similar to coffee latte, our expertly brewed tea provides a perfect balance of flavor, enhanced by the delightful taste with the smooth and velvety texture of premium steamed milk. Different tea bases are at consumers’ choice to suit everyone’s taste buds. For example, Jasmine Green Tea Latte, our signature tea latte product, uses a premium jasmine green tea sourced from Hengxian, China, the renowned hometown of jasmine tea in China, to create a smooth, soft and subtle earthy tone favored by consumers of different age groups.
Through a simple yet harmonious blend of premium tea and fresh milk, our tea latte product family appeals to a wide range of consumers, especially those who adore the pureness and simplicity of flavors that linger long after every sip. All of our top three best-selling tea drinks in terms of GMV in 2022 and 2023 are tea latte products. Below pictures illustrate some of our best-selling tea drinks currently served on our menu.

Jasmine Green Tea Latte	Osmanthus Oolong Tea Latte	Glutinous Green Tea Latte
In particular, our signature tea latte product Jasmine Green Tea Latte has garnered immense and continuously growing popularity among our consumers. Since its introduction, sales of this signature product has consistently increased over time.
Teapuccino.   We blend various flavors of tea with fresh milk, and then top it off with a velvety layer of whipped cream to make our creative teapuccinos. To elevate the indulgence, we also offer consumers the option to transform their teapuccinos into refreshing frappes with the addition of ice. This playful twist adds an element of fun and diversity to our menu, ensuring delightful consumer experience. Below pictures illustrate our teapuccino products.

Osmanthus Oolong Teapuccino	Da Hong Pao Teapuccino
Iced oriental tea.   For pure tea fans, our iced oriental tea collection offers a sensory journey with five exquisite flavors: Jasmine Green Tea, Mandarin Orange Pu’er Tea, Glutinous Green Tea, Osmanthus Oolong Tea, Jin Guan Yin Oolong Tea. To ensure the purest tea experience, we carefully steep premium, natural tea leaves in our fully-automated tea brewer. This innovative machine meticulously monitors multiple water quality parameters, optimizing the infusion process to extract the full flavors from the tea leaves. To add a refreshing touch, we use our express chill iced tea maker to cool the brewed tea base, ensuring that each sip delivers a perfectly chilled sensation. To preserve the captivating aroma of our iced oriental teas, we serve them in elegant glass bottles, creating a delightful visual and sensory experience. Below pictures illustrate our iced oriental teas.

CHAGEE

Glutinous Green Tea

CHAGEE

Jasmine Green Tea

Teaspresso.   Inspired by coffee espresso, we recently unveiled our latest creation: the innovative teaspresso product series. Using advanced teaspresso-making machines, we harness the power of pressurized hot water coursing through finely ground tea to extract concentrate, resulting in a rich and intense tea flavor. Consumers delight in the full-bodied flavors of our tea latte and tea frappe crafted with our teaspresso. Below is an illustrative image capturing the tea extraction process carried out by our automated teaspresso-making machine.
Other creative tea drinks.   As a complement, we also offer a range of specialty tea drinks available in certain regional markets, such as vitality fruit teas, catering to consumers’ varying preferences across geographies.
How We Develop Our Products
Our passion for crafting refreshing, healthy and tasteful tea drinks is reflected in our expanding product family, which is designed to cater to the diversified tastes and preferences of our consumers in China and overseas. Product and menu development and innovation are essential to our success, and we are constantly exploring new ideas and technologies to bring consumers the very best in tea.
Our product development team consists of over 20 tea experts who are constantly exploring new flavor combinations, experimenting with innovative brewing techniques, and sourcing the highest quality ingredients to ensure that our products stand out from the crowd.

Our tea drink recipes are meticulously curated to cater to the discerning palates of our consumers. This is achieved through a comprehensive process that involves extensive market research, advanced analysis of consumer consumption patterns and scenarios, and a deep understanding of prevailing industry trends. To bring forth innovative products, we embark on multiple rounds of test blending, relentlessly pairing premium Chinese tea bases with fresh milk and other high-quality ingredients to discover the perfect combination.
Before introducing a new product, we subject the product to rigorous internal and external sample testing, gathering real-time feedback from both our employees and consumers. These feedbacks help us fine-tune the recipes, ensuring optimal taste and texture. Once the plan receives final approval, we rely on the support of our robust supply chain center to ensure a stable supply of essential ingredients for the new offering.
Furthermore, we leverage the expertise of our in-house branding and marketing professionals to develop a holistic promotion plan for the new product, while working closely with our operational center to create standardization manuals and employee training courses, preparing all fronts for the seamless launch of the new addition to our Chagee product family.
The chart below outlines our new product launch process.
With 14 and 18 new products launched in 2022 and the first nine months of 2023, respectively, we are proud of our ability to continue to innovate. In addition, we continuously enhance the recipes of our existing tea drinks, ensuring that their flavors and textures consistently captivate and delight our consumers. For example, our beloved signature tea latte, Jasmine Green Tea Latte, has undergone over ten rounds of meticulous upgrades, each aimed at refining its taste and elevating the tea-drinking experience it delivers.
THE CHAGEE TEAHOUSE NETWORK
Our Rapidly Growing Teahouse Network
We opened the first Chagee teahouse in Yunnan, China in November 2017, and have since expanded our teahouse network rapidly in China and globally. As of December 31, 2023, we had 3,511 Chagee teahouses within our network, including 3,416 teahouses covering 31 provinces, municipalities, and autonomous regions across China and 95 teahouses overseas, making us the largest premium freshly-made tea drinks brand in China in terms of the number of stores in China as of December 31, 2023, according to iResearch. The following map illustrates our extensive network of teahouses as of December 31, 2023.

Heilongjiang
Jilin
Neimenggu
Liaoning
Xinjiang
Gansu
Beijing
Tianjin
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Xizang
Sichuan
Hubei
Chongqing
Zhejiang
Hunan
Jiangxi
Guizhou
Fujian
Yunnan
Guangxi
Guangdong
Hainan
Thailand
Malaysia
Singapore
≥240 Teahouses
120–239 Teahouses
80–119 Teahouses
40–79 Teahouses
1–39 Teahouses
Headquarter

Map Source: Ministry of Natural Resources of the People’s Republic of China
Originating from Yunnan, we embarked on a journey to expand our brand presence into neighboring regions within Southwestern China, encompassing vibrant markets such as Sichuan and Guizhou. Today, while Southwestern China continues to serve an important market, we have successfully deployed a nationwide network of teahouses, spreading the spirit of joy-filled tea cups to our consumers throughout China. According to iResearch, Chagee has become the largest premium freshly-made tea drinks brand in China, in terms of the number of stores in China as of December 31, 2023. Our Chagee teahouses in China are mainly located in the most economically dynamic regions, particularly in the new tier-1 cities and tier-2 cities, where consumer demand for our products is strong and growing. The following table sets out a breakdown of Chagee teahouses by geographic location as of the dates indicated.
	As of December 31,	As of December 31,
	2022	2023
Number of teahouses
China (by region)
Southwestern China	661	1,108
Eastern China	222	1,054
Central China	87	554
Southern China	54	438
Other provinces in China(1)	—	262
Sub-total	1,024	3,416

	As of December 31,	As of December 31,
	2022	2023
China (by city tier)
Tier-1 cities(2)	29	232
New tier-1 and tier- 2 cities(3)	594	1,828
Other cities(4)	401	1,356
Sub-total	1,024	3,416
Overseas locations	63	95
Total	1,087	3,511

Notes:
(1)
Refers to other regions in China except Southwestern China, Eastern China, Central China and Southern China.

(2)
Including Shanghai, Beijing, Guangzhou and Shenzhen, which are determined based on the Ranking of Chinese Cities’ Business Attractiveness 2023 published by China’s leading media YiCai, a ranking of China’s cities by indexes such as concentration of commercial resources, city as a hub, urban residents’ activity, lifestyle diversity and future potential.

(3)
Including Chengdu, Chongqing, Hangzhou, Wuhan, Suzhou, Xi’an, Nanjing, Changsha, Tianjin, Zhengzhou, Dongguan, Qingdao, Kunming, Ningbo, Hefei, Foshan, Shenyang, Wuxi, Jinan, Xiamen, Fuzhou, Wenzhou, Harbin, Shijiazhuang, Dalian, Nanning, Quanzhou, Jinhua, Guiyang, Changzhou, Changchun, Nanchang, Nantong, Jiaxing, Xuzhou, Huizhou, Taiyuan, Taizhou, Shaoxing, Baoding, Zhongshan, Weifang, Linyi, Zhuhai and Yantai, which are determined based on the Ranking of Chinese Cities’ Business Attractiveness 2023 published by China’s leading media YiCai, a ranking of China’s cities by indexes such as concentration of commercial resources, city as a hub, urban residents’ activity, media lifestyle diversity and future potential.

(4)
Including other cities in China other than tier-1, new tier-1 and tier-2 cities.

We intend to further expand and densify our teahouse network. Since December 31, 2023 and up to the date of this prospectus, 422 new Chagee teahouses have opened in China and globally, with additional 460 teahouses currently in development.
As of December 31, 2023, 3,472 of our teahouses were franchised ones, with the remaining 39 being owned and operated by ourselves. We leverage our effective franchise business model to rapidly expand our teahouse network in a less capital-intensive manner. These franchise partnerships also provide valuable access to local resources and operating know-how, enabling us to elevate the performance of our franchised teahouses. By working closely with our franchise partners, we are able to better understand and cater to the unique needs and preferences of local consumers, ultimately driving the success of our business in each market.
Teahouse Site Selection
Most of our Chagee teahouses are strategically situated in prime locations with high consumer traffic, such as the entrances and exits of premier shopping malls or along major commercial streets. We and our franchise partners meticulously scout each potential location to ensure that it is situated in the local hub of community activities with high pedestrian traffic, considerable commercial density, reputable co-tenants, and other such features, including proximity to tourist attractions and major office buildings or residential blocks.
Our management team is responsible for deciding the site selection for every Chagee teahouse, whether company-owned or franchised.
With respect to our company-owned teahouses, our strategic expansion team at city branches conducts in-depth market research to identify potential store sites that meet our rigorous standards. With respect to franchised teahouses, our franchise partners take charge of identifying and proposing potential store sites, which are subsequently subject to our approval.
Before we approve a location for development, we diligently review that location’s demographics, site accessibility, visibility, traffic volume, the surrounding mix of residential, retail, and commercial establishments, competitive landscape, and rental market dynamics, among other factors.

Teahouse Design and Construction
A typical Chagee teahouse is between 60 and 80 square meters in size with interior seating for approximately 20 guests. Meticulously decorated with a modern and upscale design, our latest teahouse model has been thoughtfully designed to create a minimalist aesthetic space that exudes relaxation and comfort and invites a moment of tranquility. Soft lighting, calming colors, and thoughtfully arranged seating areas all contribute to an atmosphere that encourages our consumers to slow down, savor each sip, and engage in meaningful conversations.
To deliver a sensory journey to our consumers visiting our teahouses, we artfully deploy tea aroma diffusers that release the alluring and enchanting scents of our premium tea, enveloping our teahouses in an atmosphere of pure delight. Our carefully crafted ambiance provides an inviting and tranquil environment, offering our consumers a space to unwind and escape the hustle and bustle of everyday life. It is a destination where tea enthusiasts can indulge in the art of tea-drinking, whether they are in the company of family and friends or enjoying a moment of solitude. Below is a picture of our teahouse located in Shanghai, China opened in June 2023.
Our in-house design and renovation team is responsible for the renovation and decoration of our teahouses. At our headquarters, we carefully craft the design of all teahouses, ensuring they incorporate our brand values and consistent look and ambiance. We follow a standardized design for most of our teahouses, with small variations for specialty shops, such as our flagship Chagee teahouses in major cities. This approach allows us to carry out the design and renovation procedures efficiently and ensure our brand ethos are properly incorporated.
As part of our preopening preparations, we carefully select and install the necessary machines and equipment in each of our teahouses. Along an open tea bar within our teahouses, we meticulously curate an impressive lineup of fully-automated tea machines and tools built to our exacting specifications. These include our teaspresso-making machines, tea grinders, express chill iced tea makers, and automated tea making machines, all designed to preserve and accentuate the exquisite aromas and flavors of our Chagee teas. With these tea machines and tools at disposal, our store staff are able to consistently make each cup of tea with high precision and uncompromising quality in a matter of seconds. Not only does this ensure a delightful and immersive tea-drinking experience for our consumers, but it also enhances our operational efficiency at the storefront level.
Moreover, the use of these advanced tea machines helps ensure the preservation of our tea drink recipes and control the quality of our tea drinks. By following standardized brewing parameters and utilizing automated systems, we maintain the exact balance of flavors and ingredients that make our Chagee tea truly special. This not only safeguards the integrity of our brand but also guarantees that every consumer receives the same exceptional taste and quality with each visit.
Below are pictures of our open tea bar and fully-automated tea machines and tools at our teahouses.

Teaspresso-making machine

Tea grinder

Express chill iced tea maker

CHAGEE

Automated tea making machine

The fit-out and opening of a typical Chagee teahouse generally takes approximately one month.
Teahouse Management
As we strive to rapidly increase our business scale and expand our teahouse network, we have developed a comprehensive set of rigorous policies and procedures to effectively manage the rapid growth of our teahouse network. Our objective is to maintain consistency in the quality of our products and services, operate Chagee teahouses efficiently and effectively, and achieve substantial economies of scale. These policies and procedures encompass various key areas of day-to-day store operations, from procurement of raw materials to recruitment and training of staff, from logistics infrastructure to warehousing and quality control, and from management to legal and regulatory compliance.
Franchise Network Management
Most our teahouses operate under the franchised model. We have employed a “managed franchise model” with strong oversight to proactively manage our extensive franchise network. This allows us to ensure consistent product quality and exceptional consumer service across all our teahouses. To achieve this, we have implemented a comprehensive set of standardized operating procedures and protocols that serve as the foundation of our franchise network. These guidelines cover every aspect of teahouse operations, from the sourcing of ingredients to the preparation of our tea drinks, and from staff training to consumer engagement. By establishing these robust procedures, we guarantee that every consumer receives the same high-quality experience regardless of which Chagee teahouse they visit.
In our commitment to continuous improvement and efficiency, we have embraced digitalization to enhance our management and monitoring of our franchised teahouses. Through the integration of advanced digital tools and technologies, we have gained real-time insights into the performance and compliance of each teahouse in our network. This digitalization enables us to monitor key metrics, such as sales performance, consumer feedback, and inventory levels, allowing us to address any issues promptly and proactively. By harnessing data analytics and automated reporting systems, we can identify trends, make informed business decisions, and ensure adherence to our operational standards.
Moreover, digitalization has facilitated seamless communication and collaboration between our corporate team and our franchise partners. We can easily share updates, provide training materials, and exchange best practices, fostering a strong partnership and a shared commitment to success. Through our strong oversight management approach and digitalization efforts, we uphold the highest standards of quality and service in our franchised teahouses. This allows us to create a consistent and exceptional experience for tea lovers across our rapidly growing network.
Franchise contracts.   We enter into a franchise contract with each of our franchise partners, which typically has a term of one year, subject to renewal options upon mutual agreement. We have the unilateral right to terminate the franchise contracts in the event of material breaches of contract by our franchise partners, such as sub-franchising the teahouses to other persons and engaging in competing business. In such circumstances, we also have the right to deduct from the franchise deposit collected and claim liquidated damages against the franchise partners. We are also entitled to a right of first offer to take over any franchised teahouse if the franchise partner decides to discontinue the franchise. This right allows us to safeguard and maintain the integrity and growth of our franchise network.
Fee arrangements.   We generally collect a fixed initial franchise fee from our franchise partners. Once a franchised teahouse opens, we charge the franchise partner a monthly royalty typically computed by applying a fixed percentage to the monthly income, or, in certain instances, to the monthly profit generated by a franchised teahouse. Additionally, we employ a centralized procurement system to maintain consistent product taste and quality, and charge our franchise partners fees related to the procurement of store supplies. Furthermore, franchise partners are contractually required to pay annual brand license fees, as well as other service fees including staff training fees and information system service fees. We collect the franchise deposit at a fixed amount from our franchise partners at the beginning of the franchise term to ensure they are motivated to fully comply with the terms of our franchise contracts.
Teahouse operation management.   Prior to the opening of a teahouse, our franchise partners are responsible for identifying and proposing suitable teahouse sites for our approval, constructing and renovating the teahouses at their own expenses in accordance with our unified store design guidelines, and obtaining requisite approvals, licenses and permits. We typically require our franchise partners to strictly follow our stringent standard operating procedures and protocols covering crucial aspects such as business hours, product pricing, food preparation, store disinfection and sterilization, consumer service, as well as social media and public relations management. For the franchised teahouses directly managed by us, our franchise partners are contractually obligated to pay rent, store utilities and other operating costs. By implementing these standards and requirements, we aim to ensure consistency and excellence across all our franchised teahouses.
Performance assessment.   In order to uphold our stringent standards and requirements across our franchised teahouses, we conduct regular and ad hoc on-site inspections. These assessments encompass various aspects, including product quality, service delivery, consumer satisfaction, hygiene, and compliance, among others. Based on their overall performance, our franchised teahouses are classified into four different grades. For under-performing teahouses, we take proactive measures to improve their operations. In cases where a franchised teahouse falls within the lowest two grades and fails to rectify its performance within a specified period, we deploy a dedicated team to provide on-site supervision of daily operations. In exceptional circumstances where a franchised teahouse consistently falls short of our standards and requirements, we may enforce our contractual right to require store closure and terminate our relationship with the franchisee.
Human resources management.   Our franchise partners assume the responsibility of recruiting and retaining staff for their teahouses, including covering the costs associated with onboarding and ongoing training programs facilitated by us. To foster a shared alignment with our corporate values, we offer a unique opportunity for exceptional store staff from our franchised teahouses to be recruited and pursue a promising career within our company. This approach serves as a strong incentive for outstanding performers within our franchise network, allowing them to further grow and thrive within our organization.
Non-competition.   Our franchise partners are contractually prohibited from engaging in any business that is potentially competing with ours within the contract term, either on its own or through partnership or franchise relationships with others.

Brand licensing.   To ensure a consistent and recognizable brand identity, we authorize our franchised teahouses to use our relevant Chagee brand name, logo and trademarks in accordance with our brand use guidelines throughout the duration of the contract.
WE VALUE OUR CONSUMERS
Consumers are at the heart of our success. Leveraging our extensive teahouse network and strong technology capabilities, we stay connected with our consumers.
Enjoy Our Tea Drinks Anytime, Anywhere — Our Mobile Mini Program and Online Presence
We have developed a mobile mini program which provides a seamless and fun consumer purchase experience with user-friendly interfaces. Consumers can use our mobile mini program to easily find the nearest teahouse, place orders at their fingertips without physically queuing in teahouses, make payments online, and receive real-time updates on the status of their orders. The following pictures illustrate the interfaces and key functions of our mobile mini program.

周三会员日
门店自取
外卖点单
会员活动专区
Order for Pick-up
Order for Delivery
Calorie Calculator
Promotion Activities
Promotions for Members

Mobile Mini Program Interface

21:22
广东深圳罗湖春风路萬家店
Delivery or Pick-up
Store Information
Selected Package
New Products
Low-calorie Products
Hot Tea Products
Signature Tea Latte
Vitality Fruit Tea
Teapuccino

Ordering Interface

Our mobile mini program seamlessly caters to the needs of our consumers, offering both pick-up and delivery options. When placing orders online, consumers are presented with the choice between these two options and our mobile mini program will intelligently recommend the nearest teahouse based on their proximity. Consumers may also explore and select from other store options of their choices.
To enable our consumers to enjoy our freshly-made tea drinks at work or at home, we prioritize providing them with speedy and reliable delivery services. We collaborate with trusted third-party delivery companies and have integrated our online presence with their delivery networks across various online platforms. This integration enables us to optimize order-rider matching based on our teahouse location, consumer location, and real-time location of delivery riders, while also monitoring and tracking the delivery process.
In addition to our mobile mini program, our exquisite tea drinks are also made available through reputable third-party online delivery platforms. As the number of users of our mobile mini program continues to rapidly increase, we expect to gain valuable insight into our consumers’ consumption patterns. This will allow us to analyze their preferences and refine and develop our menu and services to better meet their evolving needs.

Joining Us — Chagee Membership Program
In September 2021, we officially introduced our Chagee membership program to better engage and understand our extensive consumer base. Through this program, members can accumulate points by making purchases at any Chagee teahouse or via our mobile mini program. The following pictures illustrate the interfaces of our Chagee membership program accessible via our mobile mini program.

21:23
会员活动专区
CHAGEE
会员活动专区
Promotions for Members
Member Points Lottery
积分抽奖
Member Points Mall
积分商城
Wednesday Promotion for Members

Member Promotion Interface

CHAGEE
HI,微信用户
62
积分
0
优惠券
Member Points and Voucher
62/150
Max
Accumulated Points
会员尊享权益
Wednesday Promotion for Members
限量抢兑
小程序外卖专享券
Member Voucher Promotions
我的功能

Member Information Interface

The program consists of five membership tiers, each determined by a member’s spending over a one-year cycle, with each tier offering different benefits and privileges. For instance, level 3 to 5 members are entitled to free drink e-vouchers which allow them to try our new tea drinks for free. As members advance to higher levels, we credit their membership accounts with coupons for use at our teahouses. Points earned through the program can also be redeemed for certain products at no cost.
As of December 31, 2023, our membership program amassed over 69.4 million registered members, increasing from 5.7 million registered members as of the end of 2022. In 2023, we had a total of 46.8 million active members, representing a year-over-year increase of 1,268% from the same period in 2022. In the fourth quarter of 2023, the total number of orders from members with two or more purchases accounted for approximately 72.2% of the total number of orders.
Consumer Opinions Matter
We value consumer opinions and encourage them to share their feedback through reviews. We regularly and closely analyze consumer feedback to identify areas of improvement, addressing any issues of dissatisfaction and enhancing our products and services accordingly.
In addition, we use consumer feedback as a significant performance indicator when evaluating individual store performance, incentivizing our storefronts to maintain exceptional consumer services. Our commitment to listening to our consumers enables us to continuously provide an exceptional and personalized consumer experience.
BRANDING AND MARKETING
We endeavor to attract repeat visits by offering consumers an exceptional in-store experience along with tasteful and high-quality tea drinks. The Chagee experience encourages our consumers to visit us repeatedly and recommend us to their friends and family. We firmly believe that word-of-mouth referrals are the most powerful and effective means of establishing a trusted household brand.
Our branding and marketing strategy involves utilizing various social media platforms to showcase our consumers’ exceptional tea-drinking experience, stunning products, co-branded events, and other campaigns. We collaborate with popular social media platforms such as RED (Xiaohongshu), Douyin, TikTok and Weibo to promote our brand and products and generate Chagee-related topics to enhance our bonding with consumers. We are convinced that our proactive social media management has been instrumental in establishing a formidable reputation among younger consumers and will continue to aid us in retaining and expanding our consumer base.
Our goal is to forge enduring relationships with our consumers and integrate Chagee into their daily routines. To achieve this, we have joined forces with various renowned brands such as Keep, Soul app, Strawberry Music Festival and National Treasure program to orchestrate both online and offline promotional events. We believe that these co-branding ventures are effective in sustaining and elevating our brand awareness.
We offer a selection of merchandise at our teahouses that echoes our brand hallmarks and enhances the overall tea-drinking and cultural experience. From stylish tote bags to elegant mugs and gift tea box sets, our merchandise portfolio was purposefully developed and made to promote our brand values, making our tea ubiquitous to our consumers’ daily lives.
According to iResearch, among freshly-made tea drinks brands with over 1,000 stores in China, Chagee ranked the first in terms of the number of posts, number of views, and total audience interaction volume on RED (Xiaohongshu) in the fourth quarter of 2023, and experienced the highest year-on-year growth rate of 2,594.7% in Douyin’s keyword search index in 2023. In addition, according to iResearch, Chagee appeared in Weibo’s trending search more than 20 times in the second half of 2023, ranking first in China’s premium freshly-made tea drinks industry. The cumulative number of views of these trending searches exceeded 3.1 billion.
SUPPLY CHAIN MANAGEMENT
Ensuring the superior quality of our products is dependent on various factors, such as sourcing the finest ingredients and supplies from trustworthy suppliers, implementing measures to uphold ingredient quality post-procurement, and ensuring that all our tea drinks and other products are carefully prepared before reaching our consumers. We prioritize consumer satisfaction and recognize that food safety and product quality are critical to our daily business operations.
Procurements.   Maintaining the high quality of our products relies on sourcing the finest ingredients and essential supplies from reliable suppliers. Through long-term and stable cooperation with our suppliers, we are able to minimize procurement costs and increase the profitability of our raw materials sales while maintaining quality.
•
To ensure the procurement of high-quality raw material, our quality control department conducts a thorough pre-screening process for potential suppliers, evaluating their certificates, qualifications, production capacity, quality control systems, raw material sources, sales volume and pricing record, consumer profile, reliability, and market reputation. On-site inspections are also carried out to verify their compliance with our quality standards. Only selected suppliers that successfully pass these screenings and inspections are chosen as partners.

•
We continuously assess our suppliers’ performance and their relationships with us, considering factors such as supply quality, delivery timeliness, price, and services. We prioritize procurement from the highest graded suppliers while reducing or terminating procurement from lower graded suppliers based on regular reviews. This rigorous evaluation process ensures that we consistently collaborate with top-performing suppliers who meet our stringent quality requirements.

Logistics.   We minimize our warehousing and distribution costs by storing and transporting efficiently. This creates a sustainable foundation for our continuous growth. We have accomplished this by establishing a two-tiered warehousing system with separate centralized and regional warehouses to achieve higher efficiency and lower costs in storage and delivery. With 28 warehouses located across China, we are able to provide cold chain transportation and next-day delivery within our teahouse network in China. With minimal capital expenditures, we have established a highly efficient logistics system, resulting in our logistics costs accounting for less than one percent of our total GMV in the nine months ended September 30, 2023. During the same period, our inventory turnover days were 9.7 days, representing the lowest figure among all freshly-made tea drinks brands with over 1,000 stores in China, according to iResearch.
Inventory management.   We employ comprehensive quality control measures to ensure the freshness and integrity of our inventories. Our refrigeration systems maintain optimal temperature and humidity conditions, safeguarding the quality of perishable items. Our store staff diligently monitor and manage expiration dates to prevent the use of expired ingredients.
Tea drinks preparation.   At Chagee, we are committed to upholding high quality and hygiene standards during tea drinks preparation.
•
Our in-store crew undergoes rigorous training to ensure compliance with strict hygiene protocols, including proper handwashing, sanitization, and personal protective equipment usage. We maintain a clean and sanitary environment by implementing regular disinfection procedures for all equipment, utensils, and work surfaces.

•
Additionally, our quality control team conducts thorough inspections to monitor and enforce compliance with these hygiene standards. By prioritizing employee hygiene and implementing stringent disinfection measures, we safeguard the integrity and safety of our tea drinks.

TECHNOLOGY
We harness the power of technology to drive product innovation, optimize storefront operations, elevate consumer experience, and fuel our growth.
We have embraced the concept of storefront automation and digitalization, leveraging advanced technologies to streamline our operations. Our teahouses are equipped with state-of-the-art automation systems, including fully-automated tea brewers, teaspresso-making machines, and CO2 bottle coolers. These advanced machines ensure consistent quality and efficiency in preparing our Chagee teas within seconds. By automating key processes, we enhance speed, accuracy, and consistency, enabling our store staff to focus on personalized consumer interactions and maintaining a welcoming atmosphere.
Digitalization has played a pivotal role in informing our supply chain management, enabling us to optimize efficiency, ensure product quality, and meet the demands of our expanding teahouse network. Through the implementation of digital technologies and data-driven systems, we have achieved significant improvements in our supply chain processes. By digitalizing our supply chain, we have enhanced visibility and traceability across the entire value chain. Our procurement process is supported by advanced inventory management systems that track and monitor raw material levels in real-time. This enables us to forecast demand accurately, streamline procurement activities, and reduce inventory holding costs. With centralized oversight of our logistics operations, we can optimize transportation routes, minimize delivery lead times, and reduce costs associated with logistics management.
Through advanced data analytics, we gain valuable insights into consumer behavior, preferences, and market trends. This allows us to continuously refine our product offerings, personalized consumer experiences, and optimize our sales and marketing efforts. We analyze data collected from various touchpoints, such as our Chagee membership program, mobile mini program, third-party online platforms, and point-of-sale systems, to understand consumer preferences, purchasing patterns, and feedback. These insights enable us to tailor our menu, introduce new flavors, and enhance our overall product portfolio to exceed consumer expectations.
USER PRIVACY AND DATA SECURITY
We prioritize user privacy and data security as paramount concerns. To safeguard consumer data, we have implemented a robust framework consisting of comprehensive policies, processes, network architecture, and software.
In compliance with standard practices, we collect customary personal information from our consumers during membership registration, food delivery, and online payment, which may include their names, mobile phone numbers, physical locations, and addresses. To uphold the confidentiality and integrity of our consumers’ data, we adhere to stringent data security measures. This includes encrypting confidential personal information, as well as implementing advanced technological safeguards for secure data processing, transmission, and usage.
Additionally, we have established rigorous internal protocols that restrict access to confidential personal data, permitting only a limited number of employees with strictly defined and layered access authorization. These measures collectively ensure the utmost protection and privacy of our consumers’ sensitive information. See “Risk Factors — Risks Relating to Our Business and Industry — Our business generates and processes data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
We are dedicated to promoting corporate social responsibility and sustainable development, incorporating them into all key aspects of our business operations. Corporate social responsibility is an integral part of our growth philosophy and plays a crucial role in creating sustainable value for our shareholders. We prioritize embracing diversity and considering public interests as essential elements of our business strategy.
We are committed to minimizing our environmental impact by prioritizing energy-saving practices and sustainable development. Our packaging materials, such as cups, straws, and cup sleeves, are thoughtfully selected for their recyclability to reduce our environmental footprint. Moreover, we have launched various sustainability initiatives and campaigns to encourage our consumers to embrace reusable alternatives, such as biodegradable straws, with the aim of achieving biodegradable standards for the vast majority of our packaging materials by the end of 2024. Additionally, we strive to reduce energy consumption by investing in energy-efficient tea-making machines and equipment, optimizing our lighting systems, and promoting energy-saving practices throughout our operations.
We champion a health-conscious lifestyle and actively promote the transparency of ingredients and product nutritional profiles. In August 2023, we took a pioneering step in the freshly-made tea drinks industry in China by disclosing the calorie and nutritional information for six products via our official Chagee Weixin account. This move enables consumers to easily access a detailed product information sheet by entering the product name in the Weixin dialog box. The sheet provides comprehensive details, including calorie values, nutritional content, and taste profiles. Through this innovative initiative, we aim to address our consumers’ health concerns, fostering increased brand trust in Chagee.
We have a long-standing dedication to philanthropy, actively supporting charitable causes and exemplifying our corporate social responsibility. As a gesture of appreciation for the tireless efforts of frontline workers in our communities, we have provided comforting tea drinks to a diverse range of sectors, including firefighters, sanitation workers, healthcare professionals, police officers, and logistics personnel across China. In December 2023, we opened a unique “silent teahouse” in Hangzhou, which is staffed predominantly by hearing-impaired individuals, offering them newfound avenues for social engagement. Moving forward, we intend to expand our collaboration with local disability associations, aiming to create additional employment opportunities for individuals with disabilities. These initiatives reflect our unwavering commitment to making positive contributions to society.
INTELLECTUAL PROPERTY
We regard our trademarks, copyrights, domain names, and similar intellectual property as critical to our success. As of December 31, 2023, we had seven patents registered in China and four patents registered globally. We also own 409 registered trademarks in China and 121 registered trademarks in other countries and regions worldwide, and 38 registered copyrights.
COMPETITION
We face intense competition in the freshly-made tea drinks market. Our current or potential competitors are mainly freshly-made tea drinks brands in China and overseas.

We believe that the principal competitive factors in the freshly-made tea drinks market include the following:
•
Store network;

•
Product quality and safety;

•
Product pricing;

•
Supply chain management and operating efficiency;

•
Quality of consumer services;

•
Brand recognition and reputation;

•
Effectiveness of sales and marketing;

•
Digitalization and technology innovation; and

•
Consumer experience.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and larger consumer base. For discussion of risks relating to our competitors, see “Risk Factors — Risks Relating to Our Business and Industry —  We operate in the highly competitive and rapidly evolving freshly-made tea drinks market in China and overseas.
OUR PEOPLE
We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to revolutionize the global tea-drinking experience. As of December 31, 2022 and September 30, 2023, we had a total of 868 and 1,882 employees, respectively. Substantially all of our employees are based in China, with the remaining located in overseas markets.
The following table sets forth the breakdowns of our employees by functions as of September 30, 2023:
Function	Number of Employees	Percentage
Store development and operations	1,191	63.3%
Branding and marketing	149	7.9%
Supply chain and quality control	131	7.0%
General administration and corporate services*	411	21.8%
Total	1,882	100.0%

*
Note: including finance, legal and compliance, IT and other general and administrative functions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.
FACILITIES
Our principal executive office is located in Chengdu, China, consisting of 4,600 square meters of leased office space, primarily for corporate administration as well as research and development. We also have leased properties in other 25 cities in China for a total of 10,100 square meters of office space.
COMPLIANCE, LICENSES AND PERMITS
For compliance requirements related to our business, including applicable licenses and permits, see “Regulation.” For risks in relation to deficiencies of applicable license and permits, see “Risk Factors — Risks Relating to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our or our franchise partners’ teahouses may have a material and adverse impact on our business, financial condition and results of operations.”
LEGAL PROCEEDINGS
We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.
INSURANCE
We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

REGULATION
This section summarizes the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.
REGULATIONS ON FOOD SAFETY AND LICENSING REQUIREMENT FOR FOOD OPERATION
Food Safety Law
In accordance with the Food Safety Law of the People’s Republic of China (“the Food Safety Law”), that became effective on June 1, 2009, and most recently amended on April 29, 2021, the State Council of the PRC (“the State Council”) implemented a licensing system for food production and trading activities. A person or entity who engages in food production, food sales, or catering services (“food operator”) shall obtain the license in accordance with the Food Safety Law.
According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be formulated by the State Council. The food safety supervision and administration department under the State Council shall supervise and administer food production and trading activities according to the duties provided by the Food Safety Law and the State Council. In accordance with the duties stipulated by the Food Safety Law, the health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall undertake these works related to food safety based on their duties stipulated by the Food Safety Law.
The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of tools, equipment, raw materials, and other articles used for illegal production and operation, fines, recalls and destructions of food made in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and criminal punishment.
The Implementation Regulations of the Food Safety Law of the People’s Republic of China that became effective on July 20, 2009, and last amended on October 11, 2019, further specifies detailed measures to be taken for food producers and business operators and penalties that shall be imposed if these required measures not be implemented.
Food Operation Licensing
On September 30, 2015, China Food and Drug Administration (now merged into the State Administration for Market Regulation, “SAMR”) promulgated the Announcement on Using Food Operation Licenses. Pursuant to the Announcement on Using the Food Operation Licenses, the food service license was replaced by the food operation license.
On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, the food operator shall obtain a food operation license in accordance with the law. Food operators doing business at different locations or venues must obtain separate and respective food operation licenses for each venue under the principle of one license for one site. Food and drug administrative authorities shall implement classified licensing for food operations according to the food operator’s types of operation and the degree of risk of their operation projects.
The food operation license is valid for five years upon its issuance. Food operators shall display their original food operation licenses prominently at their sites of operation. If the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply with the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who engage in food preparation activities but failed to obtain a required food operation license shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law, which provided that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation, and impose a fine that is not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine that is not less than 10 times but not more than 20 times of the value of the goods if the value of the goods is RMB10,000 or more.
Food Recall System
The Food Recall System According to the Administrative Measures for Food Recall (“the Administrative Measures for Food Recall”), was promulgated by China Food and Drug Administration on March 11, 2015, and the most recently amended and effective from October 23, 2020, food producers and operators shall, according to law, assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation as well as recall and disposal of unsafe food. Where food producers or operators find the food under selling unsafe, they must immediately suspend the operations, inform relevant food producers and business operators, notify consumers, and take necessary measures to mitigate food safety risks. When any food operator violates the Administrative Measures for Food Recall and does not suspend the operation or proactively recall unsafe food promptly, the competent authorities shall issue warnings to it and impose fines between RMB10,000 and RMB30,000.
Online Catering Services
In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services that became effective on January 1, 2018, and amended on October 23, 2020, online catering service providers shall have their own physical venues and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not operate beyond the business scope.
REGULATIONS ON PRODUCT QUALITY
According to the Product Quality Law of the People’s Republic of China promulgated by the SCNPC on February 22, 1993, and most recently amended on December 29, 2018, and effective from the same date, producers shall be responsible for the quality of their products and sellers shall adopt measures to maintain the quality of products for sale. Where a defective product causes physical injury or damage to a third party’s property, the victim may claim compensation from the manufacturer or the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer, and vice versa, if the manufacturer pays compensation and it is the seller that is liable, the manufacturer has a right of recourse.
REGULATIONS ON CONSUMER PROTECTION
According to the Consumers Rights and Interests Protection Law of the People’s Republic of China (“the Consumer Protection Law”), which was promulgated in 1993 by SCNPC and latest amended on October 25, 2013 and effective from March 15, 2014, it imposes stringent requirements and obligations on business operators including, among others, (i) guarantee that the products and services they provide meet the requirements for personal safety or property security, (ii) provide consumers with authentic and complete information about the quality, function, usage and term of validity of the products or services, (iii) ensure the actual quality and functionality of products or services are consistent with advertising materials, product descriptions or samples, failure of which may subject business operators to civil liabilities such as repairing, remaking, exchanging or returning of commodities, making up shortage, refunding purchase prices and service fees, and compensation, and even subject the business operators to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.
REGULATIONS ON COMMERCIAL FRANCHISING
Pursuant to the Regulations on the Administration of Commercial Franchising (“the Franchising Regulations”), which promulgated by the State Council on February 6, 2007, and took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations require that any enterprise engaging in trans-provincial franchise business shall register with MOFCOM, and any enterprise engaging in franchise business within one province shall register with the local branches of MOFCOM. The Franchising Regulations also set forth a number of requirements for the franchisors to govern the franchise contracts. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee. On December 12, 2011, MOFCOM promulgated the Administrative Measures for the Filing of Commercial Franchisees, which took effect on February 1, 2012, and sets forth in detail the procedures and documents required for such filing, including, among other things, within 15 days after executing the first franchise contracts, the franchisor shall file with MOFCOM or its local branches for the record, and if there occurs any change to the franchisor’s business registration, business resources, and the distribution of all franchisee outlets throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise contracts occurring in the previous year to MOFCOM or its local branches, the failure of which may subject the franchisor to an order of rectification and a fine up to RMB50,000. Pursuant to the Administrative Measures on the Information Disclosure of Commercial Franchising, which was promulgated by the Ministry of Commerce on April 30, 2007, and later amended on February 23, 2012, and effective from April 1, 2012, the franchisor shall disclose to franchisees a list of information in writing at least 30 days prior to the execution of the franchising agreements, such as basic information of the franchisor and the franchise activities, basic information of business resources owned by the franchisor and basic information on franchise expenses.
LAWS AND REGULATIONS ON FOREIGN TRADE
According to the Law on Foreign Trade of the People’s Republic of China issued on May 12, 1994, and newly amended and implemented on December 30, 2022, by SCNPC, and the Measures for Registration of Foreign Trade Operators issued on June 25, 2004, becoming effective from July 1, 2004, and newly amended and implemented on May 10, 2021, by the MOFCOM, foreign trade operators engaging in the import and export of goods or technologies in China shall register with the MOFCOM or an agency entrusted by the MOFCOM. If one fails to complete such registration, the customs shall not process the import and export declaration, inspection, and clearance.
According to the Administrative Measures of the People’s Republic of China on Import and Export Food Safety promulgated by the General Administration of Customs of the PRC on April 12, 2021, and effective on January 1, 2022, manufactures of food for export shall file with the local customs and ensure that the packaging and transportation of export food comply with food safety requirements. The customs shall conduct an inspection of the exported food at the port and those who failed the inspection shall not be allowed to export. In addition, the production of food for export should comply with the food safety and food hygiene requirements as set out in the Announcement on the Issuance of Safety and Hygiene Requirements and Products Catalogue for Manufacturers of Food for Export issued by the Certification and Accreditation Administration of the PRC on September 14, 2011, and implemented from October 1, 2011.
According to the Customs Law of the People’s Republic of China issued on January 22, 1987, and newly amended and implemented on April 29, 2021, by SCNPC, and other relevant laws and regulations, unless otherwise stipulated, the consignee or consignor of goods imported and exported may handle customs declaration and taxation on their own, or through an entrusted customs broker. The consignee or consignor of goods imported and exported, and the customs broker handling customs declaration shall register with the customs in accordance with the law.
According to the Law on Import and Export Commodity Inspection of the People’s Republic of China issued on February 21, 1989, and newly amended and implemented on April 29, 2021, by SCNPC, and its implementing ordinances, the inspection of import and export commodities shall be implemented in accordance with the principles of protecting human health and safety, protecting the life and health of animals or plants, protecting the environment, preventing fraud and safeguarding national security. The national commodity inspection authority formulates and adjusts the catalogue of import and export commodities that must be inspected, then announces the import and export commodities included in the catalogue. The inspection shall be carried out in accordance with the mandatory requirements of the national technical regulations; if the mandatory requirements of the national technical regulations have not yet been formulated, they shall be formulated in a timely manner in accordance with the law, and before they are formulated, the inspection may be carried out with reference to relevant foreign standards specified by national commodity inspection authority.
According to the Ordinances on the Administration of the Import and Export of Goods of the People’s Republic of China, issued on December 10, 2001, by the State Council and becoming effective from January 1, 2002, China implements a unified management system for the import and export of goods. China permits the free import and export of goods and protects fair and orderly trade in the import and export of goods in accordance with the law. Except for goods whose import and export are expressly prohibited or restricted by laws and administrative regulations, no authority or individual may set up or maintain prohibitions or restrictions on the import and export of goods.
REGULATIONS ON THE SANITATION OF THE PUBLIC ASSEMBLY VENUE
The Regulation for the Administration of Sanitation of the Public Assembly Venue, as effective on April 1, 1987, and as amended on February 6, 2016, and April 23, 2019, and the Implementation Rules for the Regulation for the Administration of Sanitation of the Public Assembly Venue, as effective on December 26, 2017, were promulgated by the State Council and the Ministry of Health respectively. The regulations were adopted to create favorable and sanitary conditions for the public assembly venues, prevent disease transmission and safeguard people’s health. Depending on the requirements of the local health administrative department, a restaurant is required to obtain a public assembly venue hygiene license from the local health administrative department after it applies for a business license to operate its business.
The Decision of the State Council on the Integration of Health Permits and Food Business Licenses in Public Places for Restaurant Services, which was promulgated by the State Council on February 3, 2016, cancels the hygiene permits issued by the local health authorities for four kinds of public places, including restaurants, cafes, bars, and teahouses, and integrates the licensing item of the food safety into the food operation license issued by the food and drug regulatory authorities.
REGULATIONS ON E-COMMERCE ACTIVITIES
On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China (“the E-Commerce Law”), which became effective on January 1, 2019. Business activities conducted online to sell commodities or offer services shall be governed by the E-Commerce Law. Pursuant to the E-Commerce Law, e-commerce operators that engage in the business activities of selling commodities or offering services through the internet and other information networks include e-commerce platform operators, intra-platform business operators, and other e-commerce operators that sell commodities or offer services through a self-built website or other network services.
E-commerce operators must fulfill market entity registration (unless no such registration is required by law and administrative regulations) and obtain the relevant administrative licenses for conducting those operational activities if it is required by law to obtain.
REGULATIONS ON ENVIRONMENTAL PROTECTION
Environmental Protection Law
The Environmental Protection Law of the People’s Republic of China (“the Environmental Protection Law”) was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. The Environmental Protection Law has been formulated to protect and improve both the living and the ecological environment, preventing and controlling pollution and other public hazards, and safeguarding people’s health.
According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local branches are responsible for administering and supervising environmental protection matters. Pursuant to the Environmental Protection

Law, construction projects that have environmental impact shall be subject to environmental impact assessment. Installations for the prevention and control of pollution in construction projects must be designed, built, and commissioned simultaneously with the principal construction plan of the project. Such installations shall not be dismantled or left idle without permission from the relevant government authorities.
Consequences of violations of the Environmental Protection Law include warnings, fines, rectification within a limited time, forced cease of operation, forced reinstallation of dismantled installations for the prevention and control of pollution or forced use of those left idle, forced shutdown, or criminal punishment.
Law on Environment Impact Assessment
Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment issued on October 28, 2002, and most recently amended on December 29, 2018, the State Council implemented an environmental impact assessment (“EIA”) to classify construction projects according to the impact of the construction projects on the environment. Constructing entities shall prepare an environmental impact report (“EIR”) or an environmental impact statement (“EIS”) or fill out the EIR Form according to the following rules:
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for projects with potentially serious environmental impact, an EIR shall be prepared to provide a comprehensive assessment of their environmental impact;

•
for projects with potentially mild environmental impact, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impact; and

•
for projects with very small environmental impact, an EIA is not required but an EIR Form shall be completed.

According to the Classified Administration Catalogue of Environmental Impact Assessments Construction Projects (“the Classified Administration Catalogue (2018 version)”), issued on September 2, 2008, and amended on April 28, 2018, the food and beverage services are classified as to fill in an Environmental Impact Registration Form. When the construction entity fails to fill in the Environmental Impact Registration Form by the law, the environmental protection administrative department at or above the county level shall order it to fill in and impose a fine that is not more than RMB50,000 on it. On November 30, 2020, the Ministry of Ecology and Environment of the PRC promulgated the Classified Administration Catalogue of Environmental Impact Assessments for Construction Projects (2021 version) (“the Classified Administration Catalogue (2021 version)”), which became effective on January 1, 2021, and repealed the Classified Administration Catalogue (2018 version). According to the Classified Administration Catalogue (2021 version), the food and beverage services are not included in the management of environmental impact assessment of construction projects.
REGULATIONS ON FIRE PREVENTION
Fire Protection Design Procedure
The Fire Prevention Law of the People’s Republic of China (“the Fire Prevention Law”) was adopted on April 29, 1998, and amended on October 28, 2008, April 23, 2019, and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Emergency Management Authority of the State Council and local governments at or above the county level shall monitor and administer the fire prevention affairs, and the fire prevention and rescue departments of such governments are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. According to Provisions on the Supervision and Administration of Fire Protection of Construction Projects (“the Fire Protection Supervision Provisions”), issued on April 30, 2009, and amended on July 17, 2012, for the restaurants, teahouses or coffee shops with more than 500 square meters and with entertainment functions, the construction entity shall apply for fire prevention design approval. For other restaurants, teahouses, or coffee shops, the construction entity shall, within seven days after obtaining the construction permission of the project, submit the fire prevention design filing. The Fire Protection Supervision Provisions was repealed on June 1, 2020. After the Fire Prevention Law was amended on April 23, 2019, the relevant housing and urban-rural development authority replaced fire prevention and rescue departments to monitor and administer the fire prevention design procedure. According to the Administration of Fire Protection Design Review and Acceptance of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development and became effective on June 1, 2020, for the restaurants, teahouses or coffee shops with more than 500 square meters and with entertainment functions, the construction entity shall apply for fire prevention design approval. For other restaurants, teahouses, or coffee shops, when the construction entity applies for construction permission or approval of commencement report, it shall provide the fire prevention design blueprints and technical documents to meet the requirement of the construction and such construction project shall be subject to the filing and random inspection system.
According to the regulations of the Ministry of Public Security, for a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, fire prevention design approval or filing is not required.
The Required As-built Acceptance Check on Fire Prevention and Fire Safety Filing
Pursuant to the Fire Prevention Law, upon the completion of a construction project to which the fire prevention design has been applied, such project must pass the required as-built acceptance check on fire prevention by, or file with, relevant housing and urban-rural development authority. For the restaurants, teahouses, or coffee shops with more than 500 square meters and with entertainment functions, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for the required as-built acceptance check on fire prevention with relevant fire prevention and rescue department of the local governments at or above the county level where the venue is located. For other restaurants, teahouses, or coffee shops, the construction entity or entity using such venue shall submit the fire safety filing. After the Fire Prevention Law was amended on April 23, 2019, the relevant housing and urban-rural development authority replaced fire prevention and rescue departments to monitor and administer the required as-built acceptance check on fire prevention and fire safety filing. According to the regulations of the Ministry of Public Security, for a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the required as-built acceptance check on fire prevention or fire safety filing is not required. Pursuant to the Fire Prevention Law, the construction project that fails to complete the required as-built acceptance check on fire prevention shall be ordered by the relevant government authorities to close down and shall be fined not less than RMB30,000 but not more than RMB300,000. The construction project that fails to complete fire safety filing shall be ordered to rectify and be subject to a fine of up to RMB5,000. Even if the construction project has completed the fire safety filing, it may be randomly inspected by the relevant government authorities and if it fails to pass random inspection by the relevant government authorities after the fire safety filing, the construction entity shall close down the construction project, and if rectification is not made, it will be ordered by the relevant government authorities to close down or cease the business operations and be fined not less than RMB30,000 but not more than RMB300,000.
Fire Safety Inspection
Pursuant to the Fire Prevention Law, the employer or the entity occupying the facility shall apply to the fire prevention and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opened for business. Any constructions illegally put into use, or public gathering place operated without passing the fire safety inspection or without meeting the fire safety requirements, shall be ordered to discontinue the construction, use, production, or operation and be fined not less than RMB30,000 but not more than RMB300,000.
REGULATIONS ON FOREIGN INVESTMENT
The establishment, operation, and management of companies in China are governed by the PRC Company Law, as newly amended on October 26, 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign investment companies. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016, amended on July 30, 2017, and on June 29, 2018, foreign investment enterprises who are not subject to the required approval under the special entry management measures, shall file with relevant commerce authorities for its establishment and changes. On

December 30, 2019, MOFCOM and SAMR promulgated the Measures for the Reporting of Foreign Investment Information, which became effective on January 1, 2020, repealing the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises. When foreign investors make investments directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments. In December 2021, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 version) (“the Negative List (2021)”), which became effective on January 1, 2022. The customer food and beverage services were not included in the Negative List (2021). Fields that were not included in the Negative List (2021) shall be regulated according to the principle of equal treatment of domestic and foreign investments.
On March 15, 2019, the National People’s Congress of the PRC (“NPC”) promulgated the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which became effective on January 1, 2020, by replacing the Sino-Foreign Equity Joint Venture Enterprise Law of the People’s Republic of China, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the People’s Republic of China and the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, and became the legal foundation for foreign investment in the PRC. The Foreign Investment Law implements the administrative system of pre-entry national treatment and the negative list of foreign investments. Pursuant to the Foreign Investment Law, national treatment shall be applied to foreign investments that are not mentioned in the negative list promulgated by the State Council.
On December 26, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law of the People’s Republic of China, which became effective on January 1, 2020. The Implementation Regulations of Foreign Investment Law provide specific operation rules for the principles of investment protection, investment promotion, and investment management in the Foreign Investment Law.
Our equity ownership in our PRC subsidiary, Beijing Chagee Catering Management Co., Ltd., is subject to the Foreign Investment Law.
Pursuant to the Administrative Provisions for Foreign-funded Telecommunications Enterprises, which was promulgated by the State Council on March 29, 2022 and became effective on May 1, 2022, the ultimate equity limit for foreign investment in the value-added telecommunications enterprises (excluding e-commerce business, domestic multi-party communication business, storage and forwarding business, or call center business) is 50%.
REGULATIONS ON CYBER SECURITY, DATA AND PERSONAL INFORMATION PROTECTION
The PRC Cyber Security Law, the PRC Data Security Law, and the PRC Personal Information Protection Law (“PIPL”) are three fundamental laws in the areas of cyber security, data and personal information protection.
The PRC Cyber Security Law, which was promulgated on November 7, 2016, and became effective on June 1, 2017, prohibits individuals or entities from obtaining personal information through stealing or other illegal ways, selling or illegally disclosing personal information. The PRC Cyber Security Law requires network operators to adopt technical and organizational measures in accordance with applicable laws, regulations to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and availability of network data. The PRC Data Security Law, which was promulgated on June 10, 2021, and became effective on September 1, 2021, further requires a systematic data governance. Specifically, entities carrying out data processing activities shall establish a sound data security management system, organize internal data security training, and take corresponding technical and organizational measures to ensure data security. In terms of personal information protection, pursuant to the Civil Code of the People’s Republic of China, which was promulgated by NPC on May 28, 2020, and came into effect on January 1, 2021, the personal information of a natural person shall be protected. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Moreover, the PRC PIPL, which was promulgated on August 20, 2021 and became effective on November 1, 2021, specially provides compliance obligations for personal information handlers. Specifically, The PRC PIPL specifies principles of personal information processing activities, and requires personal information handlers to process personal information under legal basis. Furthermore, it also entitles individuals with information rights, such as the right to know, to consult, to copy, to delete personal information, etc. In this regard, personal information handlers shall promptly respond to the aforesaid right claims. Similar to the PRC Data Security Law, the PRC PIPL also requires personal information handlers to take appropriate technical and organizational security measures, and conduct personal information protection impact assessment under provided circumstances.
Any violation of the provisions and requirements under the PRC Cyber Security Law, the PRC Data Security Law and the PRC PIPL may lead to consequences of warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, close-down of websites or applications, or even criminal liabilities. As for criminal liabilities, pursuant to the PRC Criminal Law, as last amended in December 2020, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information in a severe situation, shall be subject to criminal penalty. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Citizen’s Personal Information, which was promulgated in May 2017 and became effective in June 2017, clarifies certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.
REGULATIONS ON FOREIGN EXCHANGE
Regulation on Foreign Currency Exchange
Pursuant to the Foreign Exchange Administration Regulations of the People’s Republic of China, as amended on August 5, 2008, Chinese Yuan (also named “Renminbi”) is freely convertible for current account items, including the distribution of dividends, interest payments, trade, and service-related foreign exchange transactions, but not for capital account items, including direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE, and prior registration with SAFE is made.
SAFE issued the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“the SAFE Circular 19”), on March 30, 2015, and it became effective on June 1, 2015, which was partially repealed on December 30, 2019, and latest amended on March 23, 2023. The SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“the SAFE Circular 16”), which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of Chinese Yuan capital converted from a foreign currency-denominated registered capital of a foreign-invested company are regulated such that Chinese Yuan capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.
Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedures. Pursuant to these circulars, the opening of foreign exchange accounts with various special purposes, the reinvestment of Chinese Yuan proceeds by foreign investors in the PRC, and the remittance of profits and dividends in foreign currency and foreign investment to its foreign shareholders are no longer subject to the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries but also to their offshore parent companies and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018, which specifies that foreign institutions and individuals involved in direct investment activities within the PRC should register in SAFE or its local branches. Besides, banks shall process its foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which became effective on June 1, 2015. SAFE Circular 13 transfer SAFE’s power that enforces the foreign exchange registration related to inbound and outbound direct investments from SAFE’s local branches to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued the Circular on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of the genuine transaction, banks shall examine these entities’ board resolutions regarding the profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall use its profit to cover the deficit of previous years under the law before remitting them into foreign entities.
Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents
In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 regulates foreign exchange matters in relation to offshore investments and financing or round-trip investments of residents or entities by special purpose vehicles (“SPV”). SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch, and in the event of the change of basic information (including but not limited to the PRC individual shareholder, name, operation term), or the capital increase, decrease, equity transfer or swap, merge, spin-off or other amendments of the material items, the PRC residents or entities shall complete the change of foreign exchange registration formality for offshore investments.
In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. Banks will review and carry out foreign exchange registration under domestic direct investment and overseas direct investment, and SAFE and its branches shall indirectly supervise banks for foreign exchange registration of direct investment.
REGULATIONS RELATING TO DIVIDEND DISTRIBUTIONS
The principal laws, rules, and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and the latest amended in 2018, and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds has reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
According to the Foreign Investment Law, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.
REGULATIONS RELATING TO STOCK INCENTIVE PLANS
SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas (“the Stock Option Rules”), in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas listed company are required to register with SAFE or its local branches and complete certain other procedures. PRC residents who participate in a stock incentive plan must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas listed company, or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC agent or any other material changes. The PRC agent must apply to SAFE or its local branches on behalf of the PRC residents who have the right to exercise the employee share options on the annual quota for the payment of foreign currencies. The foreign exchange proceeds received by the PRC residents from the sale of shares granted by the stock incentive plans and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before being distributed to such PRC residents.
See “Risk Factors — Risks Relating to Doing Business in China — Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”
REGULATIONS RELATING TO M&A RULES AND OVERSEAS LISTINGS
On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“the M&A Rules”), which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore SPV formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on any stock exchange overseas.
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“the Trial Administrative Measures”), which came into effect on March 31, 2023. On the same date, the CSRC circulated the Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Administrative Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. Under the Trial Administrative Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Administrative Measures’ requirements within three working days following the submission of an initial public offering or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Existing Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023, (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic companies that have submitted valid applications for overseas offerings and listing but have not obtained approval from relevant overseas regulatory authorities or overseas stock exchanges before March 31, 2023, can reasonably arrange the timing of filing applications and shall complete filings with the CSRC prior to their overseas offering and listings. The content of our Filing Documents needs to be reviewed by the CSRC.
On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing (“the Confidentiality Provisions”), which came into effect on March 31, 2023, with the Trial Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or the public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the company, or its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.
REGULATIONS ON LABOR
Labor Law and Labor Contracts
According to the Labor Law of the People’s Republic of China promulgated on July 5, 1994, and amended on August 27, 2009, and December 29, 2018, enterprises shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and conduct employees training on labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with safe workplace and sanitation conditions that follow relevant laws and regulations of labor protection.
The Labor Contract Law of the People’s Republic of China promulgated on June 29, 2007, and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China promulgated on September 18, 2008, set out specific provisions in relation to the execution, the terms and the termination of a labor contract and the rights and obligations of the employees and employers, respectively. At the time of employment, the employers shall truthfully inform the employees of the scope of work, working conditions, workplace, occupational hazards, work safety, salary, and other matters that the employees request.
Dispatched Workers
According to the Interim Provisions on Labor Dispatch issued on January 24, 2014, and implemented on March 1, 2014, by the Ministry of Human Resources and Social Security, employers may only use dispatched workers for temporary, ancillary or substitutable positions. The aforementioned temporary positions shall mean positions lasting for no more than six months; ancillary positions shall mean positions in non-major business that serve positions of major business; and substitutable positions shall mean positions that can be substituted by other workers for a certain period during which the workers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. According to the Interim Provisions on Labor Dispatch, employers should strictly control the number of dispatched workers, and the number of dispatched workers shall not exceed 10% of the total amount of their employees.
Pursuant to the Interim Provision on Labor Dispatch, the Labor Contract Law of the People’s Republic of China, and the Implementation Regulations for the Labor Contract, the employers who fail to comply with the relevant requirements on labor dispatch shall be ordered by the labor administrative authorities to make rectification within a stipulated period. When rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.
Social Insurance and Housing Fund
Employers in the PRC are required to contribute, for and on behalf of their employees, to a number of social insurance funds, including funds for pension, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and housing fund. These payments are made to local administrative authorities and employers who fail to contribute may be fined and be ordered to make up for the outstanding contributions. The various laws and regulations that govern the employers’ obligations to contribute to the social insurance funds include the Social Insurance Law of the People’s Republic of China, which was promulgated by the SCNPC on October 28, 2010, and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, the Regulations on Work-related Injury Insurance, which was promulgated by the State Council on April 27, 2003, and amended on December 20,

2010, and the Regulations on Management of the Housing Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, and on March 24, 2019.
REGULATIONS ON PROPERTY LEASING
Pursuant to Administrative Measures on the Lease of Commodity Housing issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010, parties to a lease agreement shall complete the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC governments of cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine ranging from RMB1,000 and RMB10,000 per lease.
REGULATIONS ON INTELLECTUAL PROPERTY RIGHTS
Copyright
On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001, 2010 and 2020. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among others, are entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.
The State Council and National Copyright Administration (hereinafter referred to as “NCA”), have promulgated various rules and regulations relating to the protection of software in China, including the Regulations on Protection of Computer Software which was promulgated by State Council on January 30, 2013, and became effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software which was promulgated by NCA on February 20, 2002, and became effective since the same date. According to these rules and regulations, software owners, licensees, and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees, and transferees are encouraged to complete the registration process and thus the registered software rights may be entitled to better protections.
Domain Name
On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake Internet domain name services as well as the operation, maintenance, supervision, and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with the Administrative Measures for Internet Domain Names. In accordance with the Measures on Country Top-level Domain Name Dispute Resolution promulgated by the China Internet Network Information Center (hereinafter referred to as “CNNIC”), which became effective on June 18, 2019, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC.
Trademark
The PRC Trademark Law, adopted in 1982 and last amended in 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.
Patent
The SCNPC adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. A patentable invention or utility model must meet three conditions, e.g. novelty, inventiveness,

and practical applicability. Patents will not be granted for scientific discoveries, rules, and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained using nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining, and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model, or a fifteen-year term for a design, starting from the application date. Except for certain specific circumstances provided by law, any third-party users must obtain consent or a proper license from the patent owners to use the patent, otherwise, the use of the patent will constitute an infringement of the rights of the patent holder.
REGULATIONS RELATING TO TAX IN THE PRC
Enterprise Income Tax
The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic companies, except where tax incentives are granted to special industries and projects. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual administration is conducted in the PRC. Non-resident enterprises refers to enterprises that are established in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, with established institutions or premises in the PRC or income generated from inside the PRC.
Value-Added Tax
The Notice of the Ministry of Finance and the State Administration of Taxation on Overall Implementation of the Pilot Program of Replacing Business Tax with Value-added Tax, which was promulgated by Ministry of Finance and State Administration of Taxation on March 23, 2016, became effective on May 1, 2016, and was last amended on March 20, 2019, provides that the pilot program of replacing business tax with value-added tax shall be implemented nationwide, and all business taxpayers in the construction industry, real estate industry, finance industry, and consumer service industry, etc. shall be included in the scope of the pilot program and pay the value-added tax instead of business tax.
Pursuant to the Decision of the State Council on the Abolition of the Provisional Regulations of the People’s Republic of China on Business Tax and Revision of the Provisional Regulations of the People’s Republic of China on Value-added Tax, which was promulgated on November 19, 2017, and became effective on the same day, business tax is officially replaced by value-added tax.
Pursuant to the Provisional Regulations on Value-added Tax of the People’s Republic of China promulgated on December 13, 1993, and last amended on November 19, 2017, and its implementation rules, all entities or individuals in the PRC engaged in the sale of goods or processing, repair and assembly services, sales services, intangible assets, real estate and importation of goods in the PRC are required to pay value-added tax.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Junjie Zhang	29	Chairman of the Board, Chief Executive Officer
Dengfeng Yin	47	Director, Chief Operating Officer
Mian Lu	28	Director, General Manager of Operational Center, General Manager of Human Resources and Administrative Center
Peibang Gong	32	Director
Chao Zhu	37	Director
Boyu Hu	43	Director
Yonggang Cong	44	Director
Mr. Junjie Zhang founded Chagee in June 2017 and has served as our chairman of the board and chief executive officer since our inception. Mr. Zhang has more than 13 years of operational and managerial experience in the food and beverage industry. Prior to founding Chagee, Mr. Zhang worked at Shanghai Muye Robotics Co., Ltd. from July 2015 to March 2017 and last served as the deputy head of cooperation department in charge of Asia Pacific businesses. Previously, Mr. Zhang served as a regional deputy manager and subsequently, a franchise partner of Yunnan David’s Beverage Co., Ltd.
Mr. Dengfeng Yin joined Chagee in March 2019 and started his role as the general manager of our subsidiary in Guangxi. He has served as our director and chief operating officer since October 2020. Prior to joining us, Mr. Yin has served as chairman of the board of directors of multiple companies since 2007, including Changsha Longbang Information Technology Co., Ltd., Guangxi LidouLidou Food Co., Ltd., Denuowei Communiation Technology Co., Ltd., and Changsha Danuowei Communication Equipment Sales Co., Ltd. Previously, Mr. Yin served successively as regional manager, director of the office, sales assistant and general manager of a subsidiary of Ningbo Bird Co., Ltd. from July 1999 to June 2007.
Mr. Mian Lu has served as our director, general manager of operational center and general manager of human resources and administrative center since July 2021. Prior to joining us, Mr. Lu served as a partner of Tanghu (Beijing) Culture Co., Ltd. from November 2016 to February 2019.
Mr. Peibang Gong co-founded Chagee in June 2017. He has served as a director of our company since December 2023. Prior to joining the Company, Mr. Peng worked for Yunnan Dawei Beverage Co., Ltd. from March 2010 to May 2017, successively serving as store manager, operations manager and human resources manager.
Mr. Chao Zhu currently serves as our director. Prior to joining us, Mr. Zhu served as partner of Shenzhen Congbiqiushi Investment Management Co., Ltd. since October 2016, product manager, head of operation department and general manager of overseas department of Beijing Chuangrui Media Co., Ltd. from October 2010 to October 2016, and co-founder of Xinggou.net from March 2010 to September 2010, respectively. Mr. Zhu obtained a bachelor’s degree in software engineer from Shanghai Jiao Tong University in 2009.
Mr. Boyu Hu currently serves as our director. Mr. Hu has been a partner at XVC since August 2016. Before establishing XVC, Mr. Hu was a partner at Blue Lake Capital from September 2014 to July 2016 and an investment VP at DCM from March 2011 to August 2014. Preceding these roles, Mr. Hu co-founded Shanghai Amarsoft Information Technology Co., Ltd. (SZSE: 300380) and was actively involved from May 2000 to June 2008.
Mr. Yonggang Cong currently serves as our director. Mr. Cong serves as Fosun’s global partner, co-chairman of Fosun Capital and co-director of Fosun Global Industry Research Institute since 2016. Prior to that, Mr. Cong served as the general manager of Alibaba Cloud’s Strategic Partnership Department and

the head of Alibaba Financial Cloud from 2014 to 2016, the general manager of IBM’s storage software in Greater China from 2011 to 2014 and other senior executives of technology enterprises. Mr. Cong obtained a bachelor’s degree in Computer Science from Beijing University of Posts and Telecommunications in 2001, a master’s degree in School of Management from Beijing University of Posts and Telecommunications in 2008, and an EMBA degree from PBC School of Finance, Tsinghua University in 2021.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.
Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our consumers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Board of Directors
Our board of directors will consist of        directors, including        independent directors, namely       , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the [Nasdaq/NYSE] generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the [Nasdaq/NYSE] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. [We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.]
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.
Committees of the Board of Directors
We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to establish these committees prior to the completion of this offering. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of           , and is chaired by          . We have determined that                satisfy the requirements of [Rule 5605(a)(2) of the Listing Rules of the Nasdaq]/[Section 303A of the Corporate Governance Rules of the NYSE] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that        qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•
reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•
approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•
obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

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discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•
discussing the annual audited financial statements with management and the independent registered public accounting firm;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•
establishing and overseeing procedures for the handling of complaints and whistleblowing;

•
meeting separately and periodically with management and the independent registered public accounting firm;

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•
reporting regularly to the board.

Compensation Committee.   Our compensation committee will consist of       and is chaired by       . We have determined that       satisfy the “independence” requirements of [Rule 5605(a)(2) of the Listing Rules of the Nasdaq]/[Section 303A of the Corporate Governance Rules of the NYSE]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:
•
overseeing the development and implementation of compensation programs in consultation with our management;

•
at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•
at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

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at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•
reviewing executive officer and director indemnification and insurance matters;

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overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•
reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of       , and is chaired by       . We have determined that satisfy the “independence” requirements of [Rule 5605(a)(2) of the Listing Rules of the Nasdaq]/[Section 303A of the Corporate Governance Rules of the NYSE]. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•
recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•
developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [Nasdaq/NYSE] rules, or otherwise considered desirable and appropriate;

•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•
evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from      consecutive meetings of the board.
Interested Transactions
A director may, subject to any separate requirement for audit committee approval under applicable law or applicable [Nasdaq/NYSE] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Compensation of Directors and Executive Officers
For the nine months ended September 30, 2023, we paid an aggregate of RMB2.5 million (US$0.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers. For equity incentive grants to our directors and executive officers, see “Management — Equity Incentive Plan.”
Equity Incentive Plan
Public Company Share Incentive Plan
We adopted the Public Company Share Incentive Plan, or the Plan, in February 2024. The purpose of the Plan is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to our success, thereby furthering the best interests of our shareholders.
Shares Available for Awards.   Under the Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 28,061,349 Class A ordinary shares prior to this offering. Any shares subject to awards granted under the Plan that are forfeited, cancelled, expire, terminate or otherwise lapse or are settled in cash without the delivery of shares, as well as shares used to pay the purchase or exercise price of such awards or used to satisfy tax withholding obligations, shall become available for new award grants under the Plan. As of the date of this prospectus, we have not granted any options or other equity awards under the Plan. Effective from and after the completion of this offering, the share limit will be increased automatically on January 1 of a calendar year, if and when the Class A ordinary shares reserved (which, for the avoidance of doubt, means the number of Class A ordinary shares that remain available for grant under the Plan (including any Class A ordinary shares repurchased and converted into treasury shares as determined by the committee) after excluding the total number of Class A ordinary shares underlying the awards granted previously that remain outstanding) as of December 31 of the immediately preceding calendar year account for less than 1% of the total then-issued and outstanding Class A ordinary shares on an as-converted basis on the same date, as a result of which increase the share limit immediately after each such increase shall equal 5% of the then-issued and outstanding Class A ordinary shares on an as-converted basis on December 31 of the immediately preceding calendar year.
Terms of Awards and the Plan.   The Plan will expire ten years from its effective date or be terminated upon the Board’s determination to terminate the Plan. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated.
Eligibility.   Our employees, consultants or directors or any employees, consultants or directors of our subsidiaries, or any individuals who devote substantially all of their time and efforts to our business, management and operation or the business, management and operation of any of our subsidiaries are eligible to receive awards under the Plan.
Administration.   Our board of directors or a committee appointed by the board administers the Plan. The plan administrator has broad authority to:
•
select participants and determine the types of awards that they are to receive;

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the award and the vesting conditions (if applicable) of such awards, and prescribe the form of each award agreement;
determine whether, to what extent, under what circumstances and by which methods awards may be settled, exercised canceled, forfeited, suspended or deferred;
•
cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•
construe and interpret the terms of the Plan and any agreements relating to the Plan;

•
correct any defect, supply any omission and reconcile any inconsistency (including any actions required under the applicable clawback rules of a securities exchange) in the Plan or any award;

•
accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•
subject to the other provisions of the Plan, amend the terms and conditions of one or more outstanding awards (including repricing the exercise or base price of any outstanding option or stock appreciation right without shareholder approval) and authorize the termination, conversion, substitution or succession of awards; and

•
establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; make any other determination and take any other action that the administrator deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Types of Awards.   Awards under the Plan may be in the form of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other cash-based awards and other stock-based awards. Awards under the Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers. Awards are generally paid in cash or our Class A ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.
Options and Stock Appreciation Rights Pricing.   Options and stock appreciation rights may not be granted under the Plan at exercise prices below the fair market value of the underlying ordinary shares on the date of grant, except that the plan administrator may grant such awards with exercise prices below the fair market value of the underlying shares to plan participants who are not subject to U.S. taxation. In addition, the plan administrator may adjust the exercise price of the options or stock appreciation rights and cancel outstanding options or stock appreciation rights without shareholder approval or consent of the participant. These and other awards may also be issued solely or in part for services.

Adjustments.   The number and type of shares available under the Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to equitable adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.
Certain Transactions.   In the event that we experience a “change in control” (as defined in the Plan), the plan administrator has discretion to take action under the Plan. To the extent that the surviving entity in the change in control declines to assume or substitute for outstanding awards, the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
The following table summarizes, as of the date of this prospectus, the number of Class A ordinary shares underlying outstanding options we granted to our directors and executive officers:
	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

All directors and executive officers as a group	[ ]	[ ]	[ ]	[ ]

Note:
*
less than 1% of our total issued and outstanding shares

As of the date of this prospectus, our employees and other qualified individuals other than members of our senior management as a group held options to acquire a total of [     ] Class A ordinary shares granted under the Plan.

PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming the conversion of all of the issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 5% of our ordinary share.

The calculations in the table below are based on (i) 174,565,509 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, and (ii)   Class A ordinary shares and   Class B ordinary shares issued and outstanding immediately after the completion of this offering, including   Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to the Offering			Ordinary Shares Beneficially Owned after the Offering			Aggregate Voting Power after the Offering
	Class A Ordinary Shares	Class B Ordinary Shares	%**	Class A Ordinary Shares	Class B Ordinary Shares	%**	%***
Directors and Executive Officers †:
Junjie Zhang(1)	39,169,393	65,274,107	59.8
Dengfeng Yin(2)	11,422,286	—	6.5
Mian Lu	*	—	*
Peibang Gong(3)	2,416,432	—	1.4
Chao Zhu	—	—	—
Boyu Hu(4)	33,142,849	—	19.0
Yonggang Cong	—	—	—
Principal Shareholders
XVC Entities(4)	33,142,849	—	19.0
Congbi Qiushi Entities(5)	17,837,305	—	10.2
Fosun Entities(6)	10,555,463	—	6.0

Notes:
*
Less than 1% of our total issued and outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 174,565,509, being the number of ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. See “The Offering” for more information about how we calculate the number of ordinary shares on an as-converted basis issued and outstanding immediately after the completion of this offering.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten (10) votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
†
Except as indicated otherwise below, the business address of our directors and executive officers is 15/F, IFS Building 2, Hongxing Road, Jinjiang District, Chengdu, Sichuan Province, People’s Republic of China, 610000.

(1)
Represents (i) 65,274,107 Class B ordinary shares held by Partea Ltd., a company organized and existing under the laws of British Virgin Islands. Partea Ltd. is controlled by Inaction Investment Limited, which in turn is wholly owned by Inaction Holding Limited, both of which are companies organized and existing under the laws of British Virgin Islands. Inaction Holding Limited is controlled by Jay Seventeen Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Junjie Zhang is the settler, protector and beneficiary of the trust, retaining the investment power with respect to the assets of the trust, and (ii) 39,169,393 Class A ordinary shares beneficially owned by certain minority shareholders of our company and some of our directors and executive officers, namely Mr. Dengfeng Yin, Mr. Mian Lu and Mr. Peibang Gong. Mr. Junjie Zhang exercises voting power over these 39,169,393 Class A ordinary shares through irrevocable proxy and power of attorney arrangements with such shareholders. Consequently, Mr. Junjie Zhang may be deemed to have beneficial ownership of these Class A ordinary shares. Mr. Junjie Zhang disclaims economic interests associated with these Class A ordinary shares.

(2)
Represents 11,422,286 Class A ordinary shares held by TeaTide Limited, a company organized and existing under the laws of British Virgin Islands controlled by Starry Ocean Wisdom Limited, which in turn is wholly owned by Starry Ocean Development Limited, both of which are companies organized and existing under the laws of British Virgin Islands. Starry Ocean Development Limited is controlled by Starry Ocean Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Dengfeng Yin is the settler and protector of the trust, and he and his family members are the trust’s beneficiaries. Under the terms of the trust, Mr. Dengfeng Yin retains the investment power with respect to the assets of the trust. TeaTide Limited has entered into certain irrevocable proxy and power of attorney arrangements in favor of Mr. Junjie Zhang, through which Mr. Junjie Zhang exercises voting power over all Class A ordinary shares held by TeaTide Limited.

(3)
Represents 2,416,432 Class A ordinary shares held by TEALATTE Ltd., a company organized and existing under the laws of British Virgin Islands, which is wholly owned by Mr. Peibang Gong. TEALATTE Ltd. has entered into certain irrevocable proxy and power of attorney arrangements in favor of Mr. Junjie Zhang, through which Mr. Junjie Zhang exercises voting power over all Class A ordinary shares held by TEALATTE Ltd.

(4)
Represents (i) 18,577,615 Series A preferred shares and 2,498,258 Series B preferred shares held by XVC Fund II LP, a limited partnership organized and existing under the laws of Cayman Islands, which is ultimately controlled by X Capital Management Ltd., (ii) 1,038,692 Series B preferred shares held by XVC SSF II LP, a limited partnership organized and existing under the laws of Cayman Islands, which is ultimately controlled by X Capital Management Ltd., (iii) 4,939,291 Series B+ preferred shares held by Qanttea LP, a limited partnership organized and existing under the laws of British Virgin Islands, which is ultimately controlled by Youth Power Limited, (iv) 4,644,404 Series A preferred shares held by Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, which is ultimately controlled by Mr. Boyu Hu, and (v) 1,055,546 Series A preferred shares and 389,043 Series B preferred shares held by Putian Aikesi Coordinate Investment Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, which is ultimately controlled by Mr. Boyu Hu. Mr. Boyu Hu is the director of each of X Capital Management Ltd. and Youth Power Limited, and is deemed to beneficially own the 33,142,849 ordinary shares ultimately controlled by these two entities on a fully diluted and as-converted basis. The registered address of XVC Fund II LP is 4th Floor, Harbour Pl, 103 S Church St, PO BOX 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of XVC SSF II LP is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The registered address of Qanttea LP is C/O Harneys Corporate Services Limited Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG-1110, British Virgin Islands. All the preferred shares held by XVC Fund II LP, XVC SSF II LP , Qanttea LP, Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership) and Putian Aikesi Coordinate Investment Partnership (Limited Partnership) will be converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering.
(5)
Represents (i) 10,243,145 Series B preferred shares held by Beijing Qiushi Chenxing Consulting Center (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Zhuhai Hao Hai Chen Xing Investment Fund Management Co. Ltd., and (ii) 7,594,160 Series B+ preferred shares held by Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Shenzhen Congbi Qiushi Investment Management Co. Ltd., Beijing Qiushi Chenxing Consulting Center (Limited Partnership) and Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) are both ultimately controlled by the Congbi Qiushi Group. The registered address of Beijing Qiushi Chenxing Consulting Center (Limited Partnership) is Room 803, 8/F, Building 8, 3-3, No. 6 Langjiayuan, Chaoyang District, Beijing, China. The registered address of Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) is 401, Building 1, No. 19 Qinling Road, Laoshan District, Qingdao City, Shandong Province, China. All the preferred shares held by Beijing Qiushi Chenxing Consulting Center (Limited Partnership) and Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) will be converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering.

(6)
Represents (i) 10,027,750 Series A preferred shares held by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, whose general partner is Shanghai Weiyi Investment Management Co. Ltd., and (ii) 527,713 Series A preferred shares held by Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership), a limited partnership organized and existing under the laws of PRC, whose general partner is Shanghai Fugeng Enterprise Management Co. Ltd. Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) and Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership) are both controlled by the Fosun Group. The registered address of Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) is No. 40 Renmin South Road, Luoshe Town, Huishan District, Wuxi City, Jiangsu Province, China. The registered address of Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership) is Gongqincheng Jijinxiaozhen, Jiujian City, Jiangxi Province, China. All the preferred shares held by Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) and Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership) will be converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering.

As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Private Placements
See “Description of Share Capital — History of Securities Issuances.”
Shareholders Agreement
See “Description of Share Capital — Shareholders Agreement.”
Share Incentive Plan
See “Management — Equity Incentive Plan.”
Other Related Party Transactions
Historically, we held minority interests in some of our franchised teahouses, to which we provided products and services under our franchise arrangements. As of the date of this prospectus, we have divested all such minority interests.
In the year ended December 31, 2022, we extended a loan of RMB1.0 million (US$137.1 thousand) to Mr. Junjie Zhang, our founder, chairman of the board, and chief executive officer, which had been fully repaid as of September 30, 2023.
In the year ended December 31, 2022, we extended a loan of RMB2.0 million (US$274.1 thousand) to a company ultimately controlled by a supervisory board member of Beijing Chagee, which had been fully repaid as of December 31, 2022. For the nine months ended September 30, 2023, we extended another loan of RMB2.0 million (US$274.1 thousand) to the same company, which had been fully repaid as of September 30, 2023.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.
Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.
As of the date hereof, our authorized share capital consists of US$50,000 divided into (i) 364,603,884 Class A ordinary shares of par value US$0.0001 each, (ii) 65,274,107 Class B ordinary shares of par value US$0.0001 each; (iii) 34,833,028 Series A preferred shares of par value US$0.0001 each, (iv) 14,914,404 Series B preferred shares of par value US$0.0001 each, and (v) 20,374,577 Series B+ preferred shares of par value US$0.0001 each. As of the date of this prospectus, our total issued share capital is US$17,456.6. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be re-designated or converted into Class A ordinary shares on a one-for-one basis.
We plan to adopt a fourth amended and restated memorandum and articles of association, which will become effective and replace the current third amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$       divided into ordinary shares of a par value of US$       each. We will issue      Class A ordinary shares represented by ADSs in this offering. All incentive shares, including options, restricted stock and restricted stock units, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.
The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.
Ordinary Shares
Ordinary Shares.   Except in relation to voting rights and conversion rights, holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Classes of Ordinary Shares.   Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.
Conversion Rights.   Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.
Voting Rights.   In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.
General Meetings of Shareholders.   A quorum required for a meeting of shareholders consists of shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least twenty (20) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
Transfer of Ordinary Shares.   Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•
the shares are free from any lien in favor of our company; and

•
a fee of such maximum sum as the [Nasdaq/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the [Nasdaq/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering amended and restated memorandum and articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company.
Inspection of Books and Records.   Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges).

However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares.   Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights, voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Anti-Takeover Provisions.   Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•
authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company with limited liability under the Companies Act.
The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Exclusive Forum.   Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for

(i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).
Unless we consent in writing to the selection of an alternative forum, federal courts of the United States of America shall have exclusive jurisdiction within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to the provisions of our articles of association.
Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:
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the names and addresses of our members, and a statement of the shares held by each member distinguishing each share by its number (so long as the share has a number), confirming the amount paid or agreed to be considered as paid on the shares of each member, confirming the number and category of shares held by each member, and confirming whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional);

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a

“consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders; or (b) a majority representing 75% in value of creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of our company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Nonresident or Foreign Shareholders.   There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.

Ordinary Shares
On May 12, 2023, as part of our Restructuring, we issued a total of 107,101,149 ordinary shares to the affiliates of certain then shareholders of Beijing Chagee, as described below, who in exchange surrendered the existing equity interests held by them in Beijing Chagee to Chagee Investment:
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we issued one ordinary share to Sertus Nominees (Cayman) Limited, which was transferred to Partea Ltd. on the same date;

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we issued 69,614,624 ordinary shares to Partea Ltd.;

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we issued 3,037,384 ordinary shares to TasTea Ltd.;

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we issued 2,842,196 ordinary shares to TEALATTE Ltd.;

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we issued 8,692,656 ordinary shares to TeaBrew Limited;

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we issued 4,701,364 ordinary shares to TeaZen Limited;

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we issued 999,981 ordinary shares to SipSoul Limited;

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we issued 999,981 ordinary shares to TeaBloom Limited;

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we issued 999,981 ordinary shares to TeaNexus Limited;

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we issued 699,950 ordinary shares to TeaLuxe Limited;

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we issued 3,544,486 ordinary shares to Brewtopia Limited;

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we issued 999,981 ordinary shares to Tea Thyme Limited;

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we issued 1,488,500 ordinary shares to TeaFusion Limited;

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we issued 1,796,500 ordinary shares to SereniTea House Limited;

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we issued 94,553 ordinary shares to Tea Haven Limited;

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we issued 692,377 ordinary shares to The Tea Emporium Limited;

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we issued 1,272,960 ordinary shares to Brew Tea-ful Limited;

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we issued 1,558,669 ordinary shares to TeaSoul Limited; and

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we issued 3,065,005 ordinary shares to Tea Tropolis Limited.

On July 5, 2023, the ordinary shares held by Partea Ltd. were re-designated and reclassified as Class B ordinary shares, and the ordinary shares held by TasTea Ltd., TEALATTE Ltd., TeaBrew Limited, TeaZen Limited, SipSoul Limited, TeaBloom Limited, TeaNexus Limited, TeaLuxe Limited, Brewtopia Limited, Tea Thyme Limited, TeaFusion Limited, SereniTea House Limited, Tea Haven Limited, The Tea Emporium Limited, Brew Tea-ful Limited, TeaSoul Limited and Tea Tropolis Limited were re-designated and reclassified as Class A ordinary shares.
On December 25, 2023, the Company repurchased and redeemed an aggregate of 2,729,630 Class B ordinary shares from Partea Ltd. and subsequently issued an aggregate of 2,729,630 Class A ordinary shares to TeaTide Limited on the same date.
Preferred Shares
Series A Preferred Shares
On July 5, 2023, we issued 18,577,615 Series A preferred shares to XVC FUND II LP as part of the Restructuring in exchange of cancellation and forfeiture of the existing equity interests held by XVC FUND II LP in Beijing Chagee before the Restructuring.

On December 25, 2023, we issued 4,644,404 Series A preferred shares to Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
On December 25, 2023, we issued 10,027,750 Series A preferred shares to Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
On December 25, 2023, we issued 527,713 Series A preferred shares to Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
On December 25, 2023, we issued 1,055,546 Series A preferred shares to Putian Aikesi Coordinate Investment Partnership (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
Series B Preferred Shares
On July 5, 2023, we issued 963,031 Series B preferred shares to XVC FUND II LP as part of the Restructuring in exchange of cancellation and forfeiture of the existing equity interests held by XVC FUND II LP in Beijing Chagee before the Restructuring.
On July 5, 2023, we issued 963,031 Series B preferred shares to XVC SSF II LP as part of the Restructuring in exchange of cancellation and forfeiture of the existing equity interests held by XVC SSF II LP in Beijing Chagee before the Restructuring.
On July 5, 2023, 1,535,227 ordinary shares were transferred by Partea Ltd. to XVC FUND II LP for a consideration of the US$ equivalent of RMB19.1 million, 75,661 ordinary shares were transferred by Partea Ltd. to XVC SSF II LP for a consideration of the US$ equivalent of RMB0.9 million, an aggregate of 745,266 ordinary shares were transferred by TasTea Ltd. and TEALATTE Ltd. to Rothsfortune Fund, LP for a consideration of the US$ equivalent of RMB9.3 million pursuant to a share purchase agreement dated July 5, 2023. Such ordinary shares were re-designated and reclassified as Series B preferred shares on July 5, 2023.
On December 5, 2023, 301,495 Class A ordinary shares were transferred by TEALATTE Ltd. to Putian Aikesi Coordinate Investment Partnership (Limited Partnership) for a consideration of the US$ equivalent of RMB3.7 million pursuant to a share purchase agreement dated July 5, 2023. Such Class A ordinary shares were re-designated and reclassified as Series B preferred shares on December 5, 2023.
On December 25, 2023, we issued 10,243,145 Series B preferred shares to Beijing Qiushi Chenxing Consulting Center (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
On December 25, 2023, we issued 87,548 Series B preferred shares to Putian Aikesi Coordinate Investment Partnership (Limited Partnership) pursuant to an agreement with us in connection with the Restructuring, which allows it to exchange the equity interest it or its affiliate(s) previously held in Beijing Chagee into preferred shares of our company upon completion of certain regulatory procedures in China.
Series B+ Preferred Shares
On July 20, 2023, we issued 1,667,011 Series B+ preferred shares to Rothsfortune Fund, LP for a consideration of the US$ equivalent of RMB27 million.

On July 20, 2023, we issued 4,939,291 Series B+ preferred shares to Qanttea LP for a consideration of the US$ equivalent of RMB80 million.
On July 20, 2023, we issued 6,174,115 Series B+ preferred shares to Coatue PE Asia 92 LLC for a consideration of the US$ equivalent of RMB100 million.
On December 5, 2023, we issued 7,594,160 Series B+ preferred shares to Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) for a consideration of the US$ equivalent of RMB123 million.
Our Series A preferred shares, Series B preferred shares and Series B+ preferred shares will automatically convert into our ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share subdivisions, share dividends, consolidations, recapitalizations and similar events with respect to such series of preferred shares.
Option Grants
We have granted options to purchase our ordinary shares to certain of our executive officers and employees. See “Management — Equity Incentive Plan.”
Shareholders Agreement
Our currently effective shareholders agreement was entered into on July 20, 2023 by and among us, our shareholders, and certain other parties named therein.
The current shareholders agreement provides for certain special rights, including registration right, preemptive right, right of first refusal, right of co-sale, drag-along right, redemption right, liquidation right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.
Registration Rights
Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the current shareholders agreement.
Demand Registration Rights.   At any time or from time to time after the earlier of (i) December 28, 2027 or (ii) the date that is six (6) months after the consummation of an initial public offering, any holder of fifteen percent (15%) of the registrable securities or holders of fifteen percent (15%) of the registrable securities then outstanding may request in writing that the we effect a registration of registrable securities (together with the registrable securities which the other holders elect to include in such registration) on any internationally recognized exchange that is reasonably acceptable to such initiating holders. Upon receipt of such a request, we shall, within ten (10) business days thereafter, (x) give written notice of the proposed registration to all other holders (and all other holders shall have the right to join such registration) and (y) as soon as practicable, use reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) business days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We are obligated to effect no more than five (5) registrations that have been declared and ordered effective; provided that if the registrable securities sought to be included in the registration are not fully included in the registration for any reason other than solely due to the action or inaction of the holders including registrable securities in such registration, such registration shall not be deemed to constitute one of the registration rights granted.
Piggyback Registration Rights.   If we propose to register for our own account any of our equity securities, or for the account of any holder of equity securities any of such holder’s equity securities, in connection with the public offering of such securities (except for exempt registrations), we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen (15) business days after delivery of such notice, we shall use our reasonable best efforts to include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, all upon the terms and conditions set forth herein. There shall be no limit on the number of times the holders may request registration of registrable securities.
Form F-3 Registration Rights.   We shall use reasonable best efforts to qualify for registration on Form F-3. If we qualify for registration on Form F-3 (or any comparable form for registration in a jurisdiction other than the United States), any holder of fifteen percent (15%) of registrable securities or holders of fifteen percent (15%) of the registrable securities then outstanding, may request us to file, in any jurisdiction in which we have had a registered underwritten public offering, a registration statement on Form F-3 (or any comparable form for registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule that may be adopted by the Commission. Upon receipt of such a request, we shall promptly (i) give written notice of the proposed registration to all other holders and (ii) use reasonable best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) business days after our delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction. There shall be no limit on the number of times the holders may request registration of registrable securities. Nevertheless, we are obligated to consummate no more than two (2) registrations that have been declared and ordered effective within any twelve (12) month period; provided that if the registrable securities sought to be included in the registration are not fully included in such registration or if the sale of all registrable securities sought to be included in the registration is not consummated for any reason other than solely due to the action or inaction of the holders including registrable securities in such registration, such registration shall not be deemed to constitute one of the registration rights granted. We shall not be obligated to effect any registration if the aggregate offering price to the public of such registration is less than US$1,000,000.
Expenses of Registration.   We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.
Termination of Registration Rights.   Our shareholders’ registration rights will terminate on the earlier of (i) the date that is five (5) years from the date of closing of an initial public offering, (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
           , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents             Class A ordinary shares (or a right to receive             Class A ordinary shares) deposited with            , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at            .            ’s principal executive office is located at            .
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Any action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York. As a holder of the ADSs, you will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Dividends and Other Distributions
How Will You Receive Dividends and Other Distributions on the Shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. In particular, we cannot make ADSs, shares, rights or other securities available to you in the United States unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How Are ADSs Issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How Can ADS Holders Withdraw the Deposited Securities?
You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How Do ADS Holders Interchange Between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How Do You Vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How May the Deposit Agreement Be Amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How May the Deposit Agreement Be Terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if
•
60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•
we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

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we appear to be insolvent or enter insolvency proceedings

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•
there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•
are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•
satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your Right to Receive the Shares Underlying the ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have     ADSs outstanding, representing       Class A ordinary shares, or approximately    % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [Nasdaq/NYSE], we cannot assure you that a regular trading market will develop in the ADSs.
Lock-up Agreements
We, [our directors, executive officers and existing shareholders] have agreed, subject to some exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any shares of our share capital, or securities convertible into or exchangeable or exercisable for any shares of our share capital, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
Rule 144
All of our ordinary shares issued and outstanding prior to this offering are “restricted stock” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted stock for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates may sell within any three-month period a number of restricted stock that does not exceed the greater of the following:
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1% of the then issued and outstanding Class A ordinary shares of the same class, represented by the ADSs or otherwise, which will equal approximately           Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our Class A ordinary shares represented by the ADSs or otherwise on the [Nasdaq/NYSE] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted stock for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
In addition, the STA Circular 82 issued by the STA in April 2009 and was amended in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), or the STA Bulletin 45, which took effect in September 2011 and was last amended in June 2018, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above and as a result we do not believe our company is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10%2 withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including ADS holders), if such shareholders do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, non-resident enterprise shareholders (including ADS holders) may be generally subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us, if such gains are deemed to be from PRC source). These rates may be generally reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
Material U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or Class A ordinary shares.
This discussion applies to you only if you are a U.S. Holder, you acquire the ADSs in this offering and you hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:
•
a financial institution;

•
an insurance company;

•
a regulated investment company;

•
a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•
a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

•
a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;

•
a tax-exempt entity, “individual retirement account” or “Roth IRA”;

•
a person that owns or is deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or

•
a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire the ADSs or Class A ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or Class A ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the ADSs you will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying Class A ordinary shares represented by those ADSs.
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ADSs or Class A ordinary shares in your particular circumstances.
Taxation of Distributions
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.
We currently do not intend to make distributions to our shareholders or ADS holders. Any distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because the ADSs are expected to be listed on the [Nasdaq/NYSE], if you are a non-corporate U.S. Holder of ADSs, subject to applicable limitations, dividends paid to you with respect to your ADSs may be taxable at a favorable rate provided that we are not (and are not treated with respect to you as) a passive foreign investment company (a “PFIC”) for our taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations in your particular circumstances.
Dividends generally will be included in your income on the date of receipt by you (in the case of Class A ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty, if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of non-U.S. taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct creditable PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.
You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or Class A ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credits in respect of any PRC tax on a disposition. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. However, as discussed above under “— Taxation of Distributions,” the IRS has released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (except for certain rents and royalties treated as derived in the active conduct of a trade or business for purposes of the PFIC rules). Cash and cash-equivalents are passive assets for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.
Based on (i) the current and expected composition of our income and assets, (ii) our characterization of certain categories of our income and assets as active income and assets for purposes of the PFIC rules and (iii) our estimates of the values of our assets, including the estimated value of our goodwill and certain other intangibles, which is based in large part on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition and characterization, for PFIC purposes, of our income and assets and the estimated value of our assets from time to time. Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably after this offering. In addition, the IRS may not agree with our characterizations of certain categories of our income and assets as active income and assets for PFIC purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. We have not sought or obtained, and do not intend to seek or obtain, an opinion of U.S. tax counsel on the characterization of our income and assets for PFIC rules, and, because PFIC status is an annual determination that can be made only after the end of each year, our U.S. tax counsel is unable to opine on our PFIC status for the current or any future taxable year.
If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which you own the ADSs or Class A ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or Class A ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.
Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The [Nasdaq/NYSE], where the ADSs are expected to be listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.
If we are a PFIC (or treated as a PFIC with respect to you) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Therefore, you will not be able to make this election with respect to us.
If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish your status if required to do so) and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding or otherwise establish an exemption. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.
If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which your ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and Class A ordinary shares.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc. and Morgan Stanley Asia Limited are acting as the representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:
Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Morgan Stanley Asia Limited
Total
The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus (other than those covered by the underwriters’ over-allotment option described below) if any such ADSs are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
Commissions and Discounts
The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$      per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to additional           ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs.
	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$      . [The underwriters have agreed to reimburse us for US$      of our expenses in connection with the offering.]
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

[Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.]
[NYSE/Nasdaq] Global Market Listing
We intend to apply for the listing of our ADSs on [Nasdaq Global Market/NYSE] under the trading symbol “CHA.”
Lock-Up Arrangements
We, [our directors, executive officers, and all of our existing shareholders] have agreed with the representatives on behalf of the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions.
The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
Stabilization, Short Positions and Penalty Bids
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time without notice. These transactions may be effected on [Nasdaq Global Market/NYSE], the over-the-counter market or otherwise.
Indemnification
We have agreed to indemnify underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their consumers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.
We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bahamas
The ADSs may not be offered or sold in The Bahamas via a public offer. ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Chile
These ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the security market law of, and Norma De Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia De Valores Y Seguros De Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.
Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:
1.   The initiation of the offer in Chile is [MM] [DD], [YYYY].
2.   The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia De Valores Y Seguros De Chile (superintendency of securities and insurance of Chile)
3.   The offer refers to securities that are not registered in the Registro De Valores (securities registry) or the Registro De Valores Extranjeros (foreign securities registry) of the SVS and therefore:
a.   The securities are not subject to the oversight of the SVS; and
b.   There issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.
4.   The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.
Dubai International Finance Center
This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.
European Economic Area and the United Kingdom
In relation to the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC), as implemented by the member states of the European Economic Area and the United Kingdom (each, a “Relevant State”) as well as any equivalent or similar law, rule or regulation or guidance implemented in the United Kingdom as a result of it ceasing to be part of the European Economic Area (“Prospectus Regulation”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State unless the prospectus has been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation, as implemented in that Relevant State:
•
to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation;

•
by the underwriters to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall result in a requirement for the publication by us or the representatives of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.
For the purposes of this provision, and your representation below, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and any ADSs to be offered, so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State.
Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:
•
it is a “qualified investor” within the meaning of the law in that Relevant State implementing Article 2(e) of the Prospectus Regulation (unless otherwise expressly disclosed to us and/or the relevant underwriter in writing); and

•
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors” (as defined in the Prospectus Regulation), or in circumstances in which the prior consent of the representatives have been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

No ADSs have been offered in the United Kingdom, except that an offer to the public of any ADSs may be made in the United Kingdom at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require the issuer or any manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within

Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high-net-worth entities falling within Article 49(2) of the Order, and (iii) any other persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
(a)   to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)   to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)   in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).
The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Hong Kong
The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous

Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Indonesia
This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:
•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy
The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•
is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Monaco
The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. This paragraph does not apply to Taiwan and the special administrative regions of Hong Kong and Macau.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in

Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:
•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96(1) (a) the offer, transfer, sale, renunciation or delivery is to:
(i)   persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii)   the South African Public Investment Corporation;
(iii)   persons or entities regulated by the Reserve Bank of South Africa;
(iv)   authorised financial service providers under South African law;
(v)   financial institutions recognised as such under South African law;
(vi)   a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii)   any combination of the person in (i) to (vi); or
Section 96(1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.
Switzerland
The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.
Thailand
This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
Vietnam
This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [Nasdaq/NYSE] listing fee, all amounts are estimates. The company will pay all of the expenses of this offering.
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	U	S$
[Nasdaq/NYSE] listing fee	U	S$
FINRA filing fee	U	S$
Printing and engraving expenses	U	S$
Legal fees and expenses	U	S$
Accounting fees and expenses	U	S$
Miscellaneous costs	U	S$
Total	U	S$

LEGAL MATTERS
We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Fangda Partners. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS
The financial statements of Chagee Holdings Limited, as of December 31, 2022, and for the year ended December 31, 2022, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The registered business address of PricewaterhouseCoopers Zhong Tian LLP is located at 26/F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing, People’s Republic of China, 100020.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

CHAGEE HOLDINGS LIMITED
THE CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2022 and September 30, 2023	F-3
Consolidated Statements of Operations and Comprehensive (Loss)/Income for the year ended December 31, 2022 and nine months ended September 30, 2022 and 2023	F-5
Consolidated Statements of Changes in Shareholders’ Deficit/(Equity) for the year ended December 31, 2022 and nine months ended September 30, 2022 and 2023	F-7
Consolidated Statements of Cash Flows for the year ended December 31, 2022 and nine months ended September 30, 2022 and 2023	F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm
The restructuring, as described in Note 1(b) to the consolidated financial statements, commenced in June 2023 and was completed in December 2023 and has not yet been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America covering the whole period in which these events occurred. Once such a set of financial statements is issued, we will be in a position to furnish the following report.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 6, 2024
“Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Chagee Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Chagee Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Beijing, the People’s Republic of China
We have served as the Company’s auditor since 2023.”

CHAGEE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share, per share data or otherwise noted)
	As of December 31, 2022	As of September 30, 2023

	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	200,746	1,278,312	175,207
Short-term investments	—	136,480	18,706
Accounts receivable, net	18,908	59,136	8,105
Inventories	33,185	65,538	8,983
Prepayments and other current assets	18,755	69,639	9,545
Amounts due from related parties	4,091	195,017	26,729
Total current assets	275,685	1,804,122	247,275
Non-current assets
Long-term investments	945	70	10
Property and equipment, net	10,959	23,457	3,215
Deferred tax assets, net	30,565	70,249	9,628
Right-of-use assets, net	66,650	79,843	10,943
Other non-current assets	9,159	14,756	2,022
Total non-current assets	118,278	188,375	25,818
Total assets	393,963	1,992,497	273,093
Liabilities, mezzanine equity and shareholders’ (deficit)/equity
Current liabilities
Accounts payable	64,303	400,707	54,921
Contract liabilities, current	26,293	128,811	17,655
Taxes payable	49,470	240,186	32,920
Operating lease liabilities, current	32,397	42,252	5,791
Accrued expenses and other liabilities	125,190	286,616	39,284
Total current liabilities	297,653	1,098,572	150,571
Non-current liabilities
Contract liabilities, non-current	20,228	104,163	14,277
Operating lease liabilities, non-current	31,056	34,438	4,720
Total non-current liabilities	51,284	138,601	18,997
Total liabilities	348,937	1,237,173	169,568
Commitments and contingencies (Note 21)
Mezzanine equity
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 34,833,028 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2023 (unaudited), with redemption value of RMB194,589, and RMB207,778 as of December 31, 2022, and September 30, 2023 (unaudited), respectively)	194,589	207,778	28,478
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(All amounts in thousands, except for share, per share data or otherwise noted)
	As of December 31, 2022	As of September 30, 2023

	RMB	RMB	US$
		(unaudited)	(unaudited)
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0001 par value; 12,256,755 shares and 14,612,909 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2023 (unaudited), with redemption value of RMB157,784, and RMB203,750 as of December 31, 2022, and September 30, 2023 (unaudited), respectively.)	157,784	203,750	27,926
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (nil and US$0.0001 par value; nil and 12,780,417 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2023 (unaudited), with redemption value of nil and RMB211,631 as of December 31, 2022, and September 30, 2023 (unaudited), respectively.)	—	211,631	29,006
Total mezzanine equity	352,373	623,159	85,410
Shareholders’ (deficit)/equity
Class A Ordinary shares (US$0.0001 par value; 362,921,015 shares and 362,175,749 shares authorized as of December 31, 2022 and September 30, 2023 (unaudited); 37,486,524 shares and 36,741,258 shares (unaudited) issued and outstanding as of December 31, 2022 and September 30, 2023 (unaudited), respectively)	27	26	4
Class B Ordinary shares (US$0.0001 par value; 69,614,625 shares and 68,003,737 shares authorized as of December 31, 2022 and September 30, 2023 (unaudited); 69,614,625 shares and 68,003,737 shares issued and outstanding as of December 31, 2022 and September 30, 2023 (unaudited), respectively)	51	50	7
Additional paid-in capital	98,666	70,130	9,612
Statutory reserve	—	209	29
Accumulated (deficit)/income	(406,164)	57,924	7,939
Accumulated other comprehensive income	—	2,926	401
Total shareholders’ (deficit)/equity of the Company	(307,420)	131,265	17,992
Non-controlling interests	73	900	123
Total shareholders’ (deficit)/equity	(307,347)	132,165	18,115
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	393,963	1,992,497	273,093

The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(All amounts in thousands, except for share, per share data or otherwise noted)
	Year Ended December 31,	Nine Months Ended September 30,
	2022	2022	2023
	RMB	RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Net revenues
Net revenues from franchised teahouses (including transactions with related parties of RMB3,369, RMB2,577 and RMB606 for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.)	410,261	224,121	2,429,398	332,977
Net revenues from company-owned teahouses	81,392	51,899	163,725	22,440
Total net revenues	491,653	276,020	2,593,123	355,417
Cost of materials	(291,230)	(167,777)	(1,390,539)	(190,589)
Company-owned teahouse operating costs	(54,901)	(37,222)	(67,797)	(9,293)
Storage and delivery costs	(12,453)	(7,651)	(55,182)	(7,563)
Other operating costs	(75,775)	(53,180)	(162,059)	(22,212)
Sales and marketing expenses	(73,605)	(51,399)	(144,477)	(19,802)
General and administrative expenses	(99,530)	(71,909)	(175,258)	(24,021)
Total operating expenses	(607,494)	(389,138)	(1,995,312)	(273,480)
(Loss)/income from operations	(115,841)	(113,118)	597,811	81,937
Financial income, net	1,915	1,696	4,158	570
Others, net	1,546	1,797	24,050	3,296
(Loss)/income before income tax	(112,380)	(109,625)	626,019	85,803
Income tax benefit/(expense)	21,664	22,054	(133,727)	(18,329)
Net (loss)/income	(90,716)	(87,571)	492,292	67,474
Less: Net income attributable to non-controlling interest shareholders	—	—	(360)	(49)
Net (loss)/income attributable to the Company	(90,716)	(87,571)	491,932	67,425
Accretion of convertible redeemable preferred shares to redemption value	(30,201)	(22,331)	(27,635)	(3,788)
Cumulative undeclared dividends on convertible redeemable preferred shares	(24,400)	(18,300)	(21,060)	(2,887)
Net (loss)/income attributable to the Company’s ordinary shareholders	(145,317)	(128,202)	443,237	60,750
Net (loss)/income	(90,716)	(87,571)	492,292	67,474
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (continued)
(All amounts in thousands, except for share, per share data or otherwise noted)
	Year Ended December 31,	Nine Months Ended September 30,
	2022	2022	2023
	RMB	RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Other comprehensive (loss)/income
Foreign currency translation adjustment	—	—	2,926	401
Total comprehensive (loss)/income	(90,716)	(87,571)	495,218	67,875
Less: Comprehensive income attributable to non-controlling interest shareholders	—	—	(360)	(49)
Comprehensive (loss)/income attributable to the Company	(90,716)	(87,571)	494,858	67,826
Accretion of convertible redeemable preferred shares to redemption value	(30,201)	(22,331)	(27,635)	(3,788)
Cumulative undeclared dividends on convertible redeemable preferred shares	(24,400)	(18,300)	(21,060)	(2,887)
Comprehensive (loss)/income attributable to the Company’s ordinary shareholders	(145,317)	(128,202)	446,163	61,151
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic and diluted
− Basic	107,101,149	107,101,149	106,341,656	106,341,656
− Diluted	107,101,149	107,101,149	160,266,055	160,266,055
Net (loss)/income per ordinary share
− Basic	(1.36)	(1.20)	4.17	0.57
− Diluted	(1.36)	(1.20)	2.77	0.38
Share-based compensation expenses included in:
Other operating costs	(19)	(14)	(34)	(5)
Sales and marketing expenses	(9)	(6)	(27)	(4)
General and administrative expenses	(3,916)	(2,873)	(7,856)	(1,076)
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share, per share data or otherwise noted)
	Class A Ordinary Shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Non- controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	37,486,524	27	69,614,625	51	128,867	(315,448)	163	(186,340)
Net loss	—	—	—	—	—	(90,716)	—	(90,716)
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(30,201)	—	—	(30,201)
Dividends of subsidiary with non-controlling interests	—	—	—	—	—	—	(33)	(33)
Acquisition of non-controlling interests	—	—	—	—	—	—	(57)	(57)
Balance as of December 31, 2022	37,486,524	27	69,614,625	51	98,666	(406,164)	73	(307,347)
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)
(All amounts in thousands, except for share, per share data or otherwise noted)
	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Non- controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	37,486,524	27	69,614,625	51	128,867	(315,448)	163	(186,340)
Net loss	—	—	—	—	—	(87,571)	—	(87,571)
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(22,331)	—	—	(22,331)
Balance as of September 30, 2022 (unaudited)	37,486,524	27	69,614,625	51	106,536	(403,019)	163	(296,242)
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (continued)
(All amounts in thousands, except for share, per share data or otherwise noted)
	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Statutory reserve	Accumulated (deficit)/ income	Accumulative other comprehensive income	Non-controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	37,486,524	27	69,614,625	51	98,666	—	(406,164)	—	73	(307,347)
Net income	—	—	—	—	—	—	491,932	—	360	492,292
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,926	—	2,926
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	—	—	—	820	820
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(27,635)	—	—	(27,635)
Appropriation to statutory reserves	—	—	—	—	—	209	(209)	—	—	—
Capital injection from non-controlling interest shareholder	—	—	—	—	—	—	—	—	540	540
Dividends of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	(893)	(893)
Exchange of ordinary shares for preferred shares (Note 16)	(745,266)	(1)	(1,610,888)	(1)	(28,536)	—	—	—	—	(28,538)
Balance as of September 30, 2023 (unaudited)	36,741,258	26	68,003,737	50	70,130	209	57,924	2,926	900	132,165
The accompanying notes form an integral part of these consolidated financial statements.

CHAGEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, per share data or otherwise noted)
	Year Ended December 31,	Nine Months Ended September 30,
	2022	2022	2023
	RMB	RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss)/income	(90,716)	(87,571)	492,292	67,474
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities
Depreciation	4,907	3,474	6,108	837
Share-based compensation	3,944	2,893	7,917	1,085
Inventories provisions	384	336	1,361	187
Deferred income tax	(21,708)	(22,066)	(39,684)	(5,439)
Loss on disposal of property and equipment	963	—	19	3
Provision for expected credit losses	795	24	3,839	526
Loss from disposal of investments	710	569	158	22
Changes in operating assets and liabilities
Accounts receivable	(5,068)	(7,799)	(42,890)	(5,879)
Amount due from related parties	(92)	—	74	10
Prepayments and other current assets	(3,479)	(4,781)	(33,063)	(4,533)
Inventories	(6,321)	(7,019)	(33,714)	(4,621)
Right-of-use assets, net	(10,107)	(14,739)	(13,193)	(1,808)
Other non-current assets	(3,811)	(2,318)	(5,597)	(767)
Accounts payable	31,860	20,342	336,404	46,108
Accrued expenses and other liabilities	82,124	56,891	160,088	21,942
Contract liabilities	40,271	18,980	186,453	25,556
Taxes payable	8,245	1,951	190,716	26,140
Operating lease liabilities	10,133	14,408	13,237	1,814
Net cash provided by/(used in) operating activities	43,034	(26,425)	1,230,525	168,657
Cash flows from investing activities:
Purchase of short-term investments	—	—	(236,480)	(32,412)
Maturity of short-term investments	—	—	100,000	13,706
Bridge loan to shareholders related to restructuring	—	—	(195,000)	(26,727)
Purchases of property and equipment	(10,734)	(8,957)	(18,191)	(2,493)
Proceeds from disposal of property and equipment	500	—	—	—
Proceeds from disposal of long-term investments	452	423	717	98
Loans to related parties	(3,000)	(2,000)	(2,000)	(274)
Loans to third parties	(1,500)	(1,500)	(20,000)	(2,741)
Repayments of loans from related parties	2,000	—	6,000	822
Repayments of loans from a third party	1,300	1,300	1,000	137
Net cash used in investing activities	(10,982)	(10,734)	(363,954)	(49,884)
Cash flows from financing activities:
Proceeds from issuance of Series B+ Preferred Shares, net of issuance costs	—	—	208,422	28,567
Capital injection from non-controlling interests	—	—	540	73
Dividends to non-controlling shareholders	(33)	—	(893)	(122)
Net cash provided by/(used in) financing activities	(33)	—	208,069	28,518
Effect of exchange rate changes on cash and cash equivalents	—	—	2,926	401
Net increase/(decrease) in cash and cash equivalents	32,019	(37,159)	1,077,566	147,692
Cash and cash equivalents at the beginning of the year/period	168,727	168,727	200,746	27,515
Cash and cash equivalents at the end of the year/period	200,746	131,568	1,278,312	175,207
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(72)	(2,077)	(82,661)	(11,330)
Supplemental schedule of non-cash financing activities:
Accretion of convertible redeemable preferred shares to redemption value	30,201	22,331	27,635	3,788
Increase in accrued expenses and other liabilities related to acquisition of non-controlling interests in subsidiaries	—	—	820	112
Preferred shares exchanged for ordinary shares and the related share-based compensation expense	—	—	34,729	4,760
Ordinary shares exchanged for preferred shares (Note 16)	—	—	(28,538)	(3,911)
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share, per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES
(a)   Principal activities and subsidiaries
Chagee Holdings Limited (the “Company” or “Chagee”) was incorporated in the Cayman Islands under the Cayman Islands Companies Law as an exempted company with limited liability on May 12, 2023. The Company and its subsidiaries, together referred to as the “Group”. The Group is primarily engaged in the sales of freshly-made tea drinks, related raw materials, packaging, teahouse equipment and other supplies in the People’s Republic of China (the references to “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Taiwan, Hong Kong and Macau).
As of December 31, 2022, the Company’s major subsidiaries were as follows:
	Place of Incorporation	Date of incorporation	Percentage of beneficial ownership	Principle Activities
Major subsidiaries:
Beijing Chagee Catering Management Co., Ltd. (“Beijing Chagee”)	PRC	December 11, 2020	100%	Investing holding company
Sichuan Chagee Enterprise Management Co., Ltd.	PRC	March 24, 2021	100%	Franchise business
Guochao Information Technology (Dongtai) Co., Ltd.	PRC	April 9, 2021	100%	Supply chain product sales
Sichuan Guochaotianxia Catering Management Co., Ltd.*	PRC	May 26, 2021	100%	Franchise business
Shenzhen Chagee Enterprise Management Co., Ltd.*	PRC	March 24, 2022	100%	Franchise business
As of September 30, 2023, the Company’s major subsidiaries were as follows:
	Place of Incorporation	Date of incorporation	Percentage of beneficial ownership	Principle Activities
Major subsidiaries:
Chagee Holdings Pte. Ltd. (“Chagee Holdings Singapore”)	Singapore	June 9, 2023	100%	Investing holding company
Chagee Investment Pte. Ltd. (“Chagee Investment”)	Singapore	June 30, 2023	100%	Investing holding company
Beijing Chagee Catering Management Co., Ltd. (“Beijing Chagee”)	PRC	December 11, 2020	100%	Investing holding company
Sichuan Chagee Enterprise Management Co., Ltd.	PRC	March 24, 2021	100%	Franchise business
Guochao Information Technology (Dongtai) Co., Ltd.	PRC	April 9, 2021	100%	Supply chain product sales
Sichuan Chayudao Enterprise Management Co., Ltd.	PRC	May 11, 2023	100%	Supply chain product sales

Note*: These two subsidiaries are not major subsidiaries as of September 30, 2023, their operating franchise businesses continued to exist but became less material within the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)
(b)   Restructuring
Prior to the incorporation of the Company and the completion of the restructuring (the “Restructuring”) as described below, the Group conducted its business initially through Beijing Chagee and its subsidiaries in the PRC. Beijing Chagee had previously issued Series A and Series B preferred shares to certain investors during the years of 2020 and 2021 (Note 18).
In connection with the proposed initial public offering of the Company’s shares, the Group undertook certain corporate restructuring activities in 2023 to establish an offshore structure with the Company as the Group’s ultimate holding company.
To effect the Restructuring, the following steps were undertaken:
•
In June 2023, the Company established a directly wholly owned subsidiary Chagee Holdings Singapore, and Chagee Holdings Singapore established a wholly owned subsidiary Chagee Investment.

In July 2023, in anticipation of the Restructuring, the Company issued preferred shares to certain Beijing Chagee’s Series A and Series B preferred shareholders in proportion to their previous respective equity interest in Beijing Chagee and with substantially the same terms. For preferred shareholders who are required to complete certain regulatory procedures before they can legally own shares in the Company, the Company entered into an exchange agreement with them that they shall exchange their interest in Beijing Chagee into preferred shares of the Company when regulatory procedures are completed.
•
In October 2023, all existing ordinary shareholders of Beijing Chagee transferred their interest in Beijing Chagee to Chagee Investment for nominal consideration and all preferred shareholders’ interest in Beijing Chagee were repurchased by Beijing Chagee. As a result, Chagee Investment obtained 100% equity interests of Beijing Chagee. In September and November 2023, Beijing Chagee paid RMB 195.0 million and RMB 110.0 million, respectively to the Series A and Series B preferred shareholders as legal consideration for repurchase of their interest in Beijing Chagee. Such consideration must be returned to the Company as the legal subscription price for the preferred shares of the Company and was actually received by the Company before the completion of the Restructuring in December 2023. The consideration paid is accounted for as a bridge loan to the shareholders.

•
In December 2023, the required regulatory procedures were completed for certain preferred shareholders to legally own shares in the Company. As such, they completed the exchange of their interest in Beijing Chagee into preferred shares of the Company pursuant to the exchange agreement.

•
Upon completion of the Restructuring in December 2023, substantially all of the ordinary and preferred shareholders of Beijing Chagee exchanged their interests into ordinary shares, Series A and Series B preferred shares of the Company as applicable, which are in proportion to their previous respective equity interests in Beijing Chagee prior to the Restructuring.

Upon the completion of the Restructuring, the business was still carried out by PRC subsidiaries and within the Group. The Company, Chagee Holdings Singapore and Chagee Investment had no operations and only nominal amounts of net assets prior to the consummation of the Restructuring and did not meet the definition of a business. All of the Group’s business continued to be conducted through Beijing Chagee and its subsidiaries after the Restructuring. There was no change in control over the Group before and after the Restructuring.
Accordingly, the above Restructuring transactions, are regarded as a non-substantive recapitalization of Beijing Chagee with no change in the basis of presentation of the financial statements. The Group’s financial information has been prepared on a consolidated basis as if the corporate structure of the Company after the Restructuring had been in existence throughout the periods presented, and represents a continuation of the consolidated financial statements of Beijing Chagee whereas the assets, liabilities and operating results were

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)
presented at their historical carrying values.
2.   SIGNIFICANT ACCOUNTING POLICIES
(a)   Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
Unaudited interim consolidated financial information
The accompanying consolidated balance sheet as of September 30, 2023, the consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and cash flows for the nine months ended September 30, 2022 and 2023, and the related footnote disclosures are unaudited.
These unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments necessary for fair statement of the consolidated balance sheet of the Group as of September 30, 2023, the consolidated statements of operations and comprehensive (loss)/income for the nine months ended September 30, 2022 and 2023, and consolidated statements of cash flows for the nine months ended September 30, 2022 and 2023. The results for the nine months ended September 30, 2023 are not necessarily indicative of the results expected for the year ending December 31, 2023 or any future period.
(b)   Principles of consolidation
The Group’s consolidated financial statements include the financial statements of the Company and entities controlled by the Company and its subsidiaries.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
All significant intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
(c)    Non-controlling interests
For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive (loss)/income to distinguish the interests from that of the Group.
(d)   Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, mezzanine equity and disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, revenue recognition, fair value of convertible redeemable preferred shares upon initial recognition, the determination of share-based compensation, lower of cost and net realizable value of inventories, allowance for expected credit losses, valuation allowance of deferred tax assets, useful life of property and equipment and the discount rate of operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(e)   Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in Cayman Islands and Singapore is United States dollars (“US$”), while the functional currency of the PRC entities in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (ASC) 830, Foreign Currency Matters.
Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded as others, net in the consolidated statements of operations and comprehensive income/(loss).
The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statement of changes in shareholders’ (deficit)/equity and a component of other comprehensive income in the consolidated statements of operations and comprehensive income/(loss).
(f)   Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2023 are solely for the convenience of the readers and were calculated at the noon buying rate of US$1.00 = RMB7.2960 on September 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 29, 2023, or at any other rate.
(g)   Fair value measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —
Other than quoted prices included in Level 1 inputs that are directly or indirectly observable in the marketplace.

Level 3 —
Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.
See Note 20 Fair Value Measurement for additional information.
(h)   Cash and cash equivalents
Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.
(i)   Short-term investments
Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, Financial Instruments, the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive (loss)/income as “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.
(j)   Accounts receivable, net
Accounts receivable are stated at the historical carrying amount net of provision for expected credit losses. The accounts receivable mainly include the receivables due from franchisees and the overseas agent.
(k)   Expected credit losses
In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date, including accounts receivable and other receivables, using a current expected credit loss for the model based on historical experience adjusted for judgments about the effects of relevant observable data, including current and future economic conditions periodically. The Group has early adopted this ASC Topic 326 and several associated ASUs in 2021, this adoption of ASC 326 using a modified retrospective approach did not have a material impact on the consolidated financial statements.
The Group’s cash and cash equivalents, accounts receivable and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which includes the size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.
The Group recorded RMB0.9 million, RMB0.2 million (unaudited) and RMB2.7 million (unaudited) expected credit losses in general and administrative expenses for accounts receivable for the year ended December 31, 2022 and the nine months ended September 30, 2022 and 2023, respectively. The expected credit losses recorded for other receivables included in prepayments and other current assets and other non-current assets for the year ended December 31, 2022 and the nine months ended September 30, 2022 and 2023 were immaterial.
(l)   Inventories
Inventories, consisting of purchased goods held for resale to franchised teahouses, including raw materials, packaging, teahouse equipment and other supplies, as well as raw materials stored in company-owned teahouses, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as expiration aging, historical and forecasted consumer demand, and market conditions that impact pricing. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
(m)   Long-term investments
Equity investments using the measurement alternative
The Group measures long-term equity investments other than equity method investments at fair value through earnings in accordance with ASU 2016-01. For the investments without readily determinable fair values, the Group elected to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes (“measurement alternative”). Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known. As of September 30, 2023, the Group’s long-term investment included the equity investment, which was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Group do not have readily determinable fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Equity method investments
The Group applies the equity method to account for equity investments in common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated statements of operations and comprehensive (loss)/income and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income.
As of December 31, 2022, the Group’s long-term investments primarily included the equity investments in joint venture teahouses. Investments were accounted for using equity method as the Group can exercise significant influence on the investees.
The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, and other company-specific information. The Group uses a combination of valuation methodologies in determination of the fair value, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and selection of the comparable companies. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group will estimate the fair value of the investment and, if the fair value is less than carrying value, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations and comprehensive (loss)/income.
(n)   Property and equipment, net
Property and equipment, net is carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives.
Category	Estimated useful lives
Electronic equipment	3 years
Teahouse equipment	3 years
Vehicles	4 years
Property	20 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets
Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in “others, net” in the consolidated statements of operations and comprehensive (loss)/income.
(o)   Leases
The Group accounts for leases in accordance with ASU 2016-02, Leases (ASC Topic 842), which requires lessees to recognize leases on the consolidated balance sheets in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities, and disclose key information about leasing arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, net and the corresponding lease liabilities are included within operating lease liabilities, current and operating lease liabilities, non-current of the consolidated balance sheets.
The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term leases on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease at the lease commencement date.
(p)   Revenue recognition
In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to a customer, for an amount that reflects the consideration the Group expects to be entitled to in exchange for these goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. Control of the goods or services is transferred over time if the Group’s performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers goods or services to the customer, the Group presents the contract liability in contract liabilities, current and contract liabilities, non-current in the consolidated balance sheets when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, such that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues are recognized at the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues are recognized at the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties.
Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the selling price of each separate unit. Revenues are recorded net of value-added taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group principally generates its revenue from the following major sources: 1) revenue from franchised teahouses, and 2) revenue from company-owned teahouses. Below is a discussion of how the revenues are earned, such accounting policies pertaining to revenue recognition under ASC 606 and other required disclosures.
1)   Revenue from franchised teahouses
The revenue from franchised teahouses principally consists of 1) sales of products to franchisees and 2) franchising and other services. Further details of the Group’s revenue recognition policies are as follows:
Revenue from sales of products to franchisees
Revenue from sales of products to franchisees are primarily comprised of sales of raw materials, packaging, teahouse equipment and other supplies to franchisees. The performance obligation arising from such transactions is considered distinct from the franchise agreement as it is not highly dependent on the franchise agreement and the customer can benefit from such products on its own. The Group considers itself the principal in this arrangement as the Group has the ability to control a promised good or service before transferring that good or service to the franchisees. Accordingly, the related revenue is presented on a gross basis on the consolidated statement of operations and comprehensive (loss)/income. The Group offers rebates to its franchisees according to its incentive policies, which are recognized as a reduction to revenue.
These revenues are recognized at the point in time when the franchisee receives the materials or equipment and the control over those products is transferred to the franchisee, and related expenses are recognized as incurred. In general, the Group does not have any obligation or historical practices to accept any return of unsold products, except for rare cases such as a latent defect subject to product recall.
Franchising and other services
The franchise agreements require that the franchisees remit continuing royalty fees to the Group as a percentage of the applicable teahouses’ sales/profits in exchange for the license of the intellectual property associated with the franchise right and the provision of management services by the Group. The franchise agreements also typically require certain, less significant, upfront franchise fees such as fixed initial franchise fees paid upon opening of a teahouse and annual brand license fees paid to renew the term of the franchise right.
Under the franchise model, the franchise teahouse is operated by the franchisee in accordance with the Company’s operating standards and continuing royalty fees are typically billed and paid monthly based on a fixed percentage of the monthly reported sales of the franchised teahouse. As an alternative, some franchisees may choose for the Group to operate the teahouse on a day-to-day basis, in which case continuing royalty fees are billed and paid monthly and are based on a fixed percentage of the reported monthly profit of the franchise teahouse. Continuing royalty are recognized as the related sales and profits occur.
Upfront franchise fees and annual brand license fees are typically billed and paid when a new franchise agreement becomes effective. The franchise agreements are generally for a one-year term, and are subsequently renewable annually by the franchisees. The Group has determined that the services provided in exchange for upfront franchise fees, which primarily relate to pre-opening support (including site evaluation and selection, store decoration design, and operational training), are highly interrelated with the franchise right and are not individually distinct from the ongoing services the Group provides to franchisees. As a result, upfront franchise fees are recognized over the expected franchise period, typically estimated as 5 years on a straight-line basis, which is consistent with the franchisee’s right to use and benefit from the intellectual property.
Additionally, from time to time the Group provides consideration to franchisees in the form of cash (e.g. cash payments to offset new decoration costs) or other incentives (e.g. free equipment or free use right of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
equipment) with the intent to drive teahouses sales growth that will result in higher future sales of product revenues for the Group. The Group have determined that the consideration and incentives provided to the franchised teahouses should be presented within assets and be recorded as a reduction in the future sales of product revenues.
2)   Revenue from company-owned teahouses
Revenue from company-owned teahouses, including delivery fees charged to customers, is recognised when the control of the product is transferred to the customer. For products sold via third-party platforms, contractual terms are evaluated to determine gross vs net presentation. The Group considers itself the principal in all of these arrangements as the Group has the primary responsibility to fulfil the obligation to the customer and also has the inventory risk prior to the completion of the transaction. Delivery service fees are immaterial in the periods presented. Company-owned teahouses revenues are reported net of value added tax, discounts and returns, if any.
From time to time, for promotional purposes, the Group issues to customers discounts in the form of coupons that can be applied for future purchases. The coupons granted are not part of an existing contract and are not considered a separate performance obligation under ASC 606. Such coupons are accounted for as a reduction of revenues on the future purchases by customers.
3)   Membership programme
The Group operates a customer loyalty programme for its brand operations where customers accumulate points for purchases made which entitle them to discounts on future purchases. The points expire one year after the original purchase if not utilised. The Group accounts for the award credits as a separately identifiable component of the sales transaction in which they are granted (the “initial sale”). The fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits (based on fair value), which is credited to contract liabilities and the other components of the sale. Revenue from the award points is recognised when the points are redeemed. The amount of revenue is based on the number of reward points redeemed relative to the total number expected to be redeemed.
(q)   Costs of materials
Costs of materials consist primarily of materials and ingredients for resale to franchised teahouses and the production of tea drinks, packaging, equipment and other materials.
(r)   Company-owned teahouses operating costs
Company-owned teahouses operating costs consist primarily of rental payments for the company-owned teahouses, payroll costs for the front employees in the company-owned teahouses, commission and delivery fees for third-party platforms and utility costs. The commission and delivery costs were RMB7.7 million, RMB4.4 million (unaudited) and RMB13.5 million (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.
(s)   Storage and delivery costs
Storage and delivery costs consist primarily of cost for the inventory storage and fulfilment services from the warehouses to the franchised teahouses and company-owned teahouses. The Group incurred storage and delivery costs of RMB12.5 million, RMB7.7 million (unaudited) and RMB55.2 million (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
(t)   Other operating costs
Other operating costs consist primarily of the other costs except for those costs mentioned in note 2(q), note 2(r) and note 2(s), including payroll, rental and utilities costs for personnel associated with primary business functions, excluding those in company-owned teahouses.
(u)   Sales and marketing expenses
Sales and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. Advertising expenses are expensed as incurred and were RMB39.9 million, RMB27.3 million (unaudited) and RMB71.8 million (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.
(v)   General and administrative expenses
General and administrative expenses consist of salaries and benefits including share-based compensation expenses and other expenses which are related to the general corporate functions, rental and general expenses associated with these functions, professional service fees and research and development expenses.
Research and development expenses are included in general and administrative expenses, which are mainly salaries and benefits expenses and other expenses. The Group charged RMB4.0 million, RMB3.0 million (unaudited) and RMB4.3 million (unaudited) of research and development costs to expense for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.
(w)   Government grants
The government grants primarily represent subsidies associated with tax contributions in certain jurisdictions for operating a business and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded as others, net upon receipt, as further performance by the Group is not required and the Group does not have to return the subsidies under any circumstances. Government grants of RMB3.7 million, RMB1.7 million (unaudited) and RMB36.8 million (unaudited) were recorded in “others, net” for the year ended December 31, 2022, and nine months ended September 30, 2022 and 2023, respectively.
(x)   Share-based compensation
Share-based compensation expenses arise from share-based awards, including share options for the purchase of restricted shares. The Company grants options to its employees, directors and consultants with performance conditions and service conditions. The Company accounts for share-based compensation granted to a grantee in accordance with ASC 718, Stock Compensation. See Note 16 for additional information related to the plan.
The Group determines the classification of share-based awards based on the natures of such awards. It is classified as a liability award when any of the following conditions are met: i) an award with conditions other than a market, performance, or service condition; ii) an award that meets certain criteria of ASC 480 in distinguishing liabilities from equity; iii) a share award with a repurchase feature that permits an employee to avoid the risks and rewards that are normally associated with stock ownership or it is probable that the employer would prevent the employee from bearing the risks and rewards that are normally associated with stock ownership; iv) an option or similar instrument that could require the employer to pay cash or other assets to an employee; v) an option or similar instrument where the underlying stock is classified as a liability.
For share options granted with service conditions and the occurrence of an initial public offering (“IPO”) as a performance condition, cumulative share-based compensation costs for the awards that have satisfied the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
service condition will be recorded upon the completion of the IPO based on their grant date fair value, using a graded-vesting method net of estimated forfeitures. For share options granted with additional repurchase features and determined to be liability-classified awards, the fair value of the options are measured at grant date and are remeasured to an updated fair value at each reporting date until the awards are settled. The related share-based compensation costs are recognized over the requisite service period and trued up each reporting date for changes in fair value pro-rated for the portion of the requisite service period rendered.
The Group, with the assistance of an independent third-party valuation firm, determines the fair value of share-based awards granted to employees and non-employees, if applicable. The determination of the fair value is affected by the fair value of ordinary shares. The fair value of the ordinary shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the binomial option pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment.
(y)   Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labour regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statement of operations and comprehensive (loss)/income amounted to RMB25.0 million, RMB18.6 million (unaudited) and RMB41.3 million (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.
(z)   Taxation
Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive (loss)/income as income tax benefit/(expense).
Value added Tax (“VAT”)
The Group is subject to VAT on revenues. The sales of products are subject to VAT rate of 9% or 13% depending on the products type, and the revenue generated from services are subject to VAT rate of 6% or 1% depending on whether the entity is a general taxpayer. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
(aa)   Comprehensive (loss)/income
Comprehensive (loss)/income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments of the Group.
(ab)   Net (loss)/income per share
In accordance with ASC 260, Earnings per Share, basic (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. The net (loss)/income will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) the accretion on Preferred Shares to redemption value. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share if their effect would be anti-dilutive.
(ac)   Statutory reserves
The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds. Pursuant to the laws applicable to China’s Foreign Invested Enterprises (“FIE”), the Company’s subsidiaries which are registered as a wholly foreign-owned enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
(ad)   Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the Group or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or have significant influence, such as a family member or relative, shareholder, or a related corporation.
(ae)   Segment reporting
In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Based on the criteria established by ASC 280, the Group’s CODM has been identified as the founder, chairman of the board of directors and chief executive officer of the Group, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are substantially derived from within the PRC, no geographical segments are presented.
(af)   Recently issued accounting pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting — Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which applies to all entities subject to income taxes. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.
All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.
3.   CONCENTRATION AND RISKS
(a)   Foreign currency exchange rate risk
The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2022, all the Group’s cash and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
3.   CONCENTRATION AND RISKS (continued)
cash equivalents are denominated in RMB. As of September 30, 2023, the Group’s cash and cash equivalents and short-term investments denominated in RMB were RMB1,241.4 million (unaudited), accounting for 88% of the Group’s total cash and cash equivalents and short-term investments.
(b)   Concentration of credit risk
The Group’s credit risk arises from cash and cash equivalents, short-term investments, other receivables included in prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. As of December 31, 2022 and September 30, 2023 (unaudited), the majority of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC and overseas. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.
(c)   Concentration of customers and suppliers
There was no customer that accounted for greater than 10% of the Group’s total revenues for the year ended December 31, 2022 and nine months ended September 30, 2022 (unaudited) and 2023 (unaudited). There was one customer with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2022 and September 30, 2023, respectively as follows.
	As of
	December 31, 2022	September 30, 2023
		(unaudited)
Accounts receivable, net
Customer A	28%	18%
There was one supplier providing raw materials and packaging in each period who exceeded 10% of total purchases for the year ended December 31, 2022 and nine months ended September 30, 2023 (unaudited), respectively.
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2023
		(unaudited)
Supplier A	12%	*
Supplier B	*	12%

*
The percentage is less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
4.   ACCOUNTS RECEIVABLE, NET
Accounts receivable, net consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Accounts receivable	19,743	62,633
Less: allowance for credit losses	(835)	(3,497)
	18,908	59,136
Accounts receivable, net are mainly amounts due from franchisees and an overseas agent and are non-interest bearing and generally on terms within 90 days.
The movements in the allowance for credit losses are as follows:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Allowance for expected credit losses:
Balance at beginning of the year	(183)	(835)
Additions	(871)	(2,673)
Write-offs	219	11
	(835)	(3,497)
5.   INVENTORIES
Inventories consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Goods held for resale	31,220	61,257
Raw materials (in Company-owned stores)	1,965	4,281
	33,185	65,538
6.   PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Loan receivables, net(i)	985	19,260
Prepayments for purchased goods or services	3,686	20,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
6.   PREPAYMENTS AND OTHER CURRENT ASSETS (continued)
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Prepaid rental and other deposits	5,002	13,857
VAT recoverable	122	10,459
Staff advances	5,530	2,735
Receivable from online retail platforms	1,986	1,698
Others	1,444	1,427
	18,755	69,639

(i)
The balances as of December 31, 2022 and September 30, 2023 (unaudited) represent loans provided to the third parties with terms of one year after offsetting the provision for expected credit losses.

7.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Leasehold improvements	13,546	24,415
Teahouse equipment	2,082	6,099
Electronic equipment	468	1,567
Vehicles	—	1,041
Property	—	698
Total	16,096	33,820
Less: accumulated depreciation	(5,137)	(10,363)
Net book value	10,959	23,457
Depreciation expense was RMB4.9 million, RMB3.5 million (unaudited) and RMB6.1 million (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
8.   OTHER NON-CURRENT ASSETS
Other non-current assets consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Long-term rental deposits	7,057	12,886
Others	2,102	1,870
	9,159	14,756
9.   ACCOUNTS PAYABLE
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Accounts payable mainly comprise payments for goods and services payables to third parties.
Accounts payable consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Raw materials	35,425	211,647
Packaging material	15,349	98,283
Equipment	10,678	57,001
Decoration material	899	15,839
Storage and delivery	1,114	13,116
Others	838	4,821
	64,303	400,707
10.   TAXES PAYABLE
Taxes payable consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
VAT payable	17,819	61,349
Enterprise income taxes payable	16,563	155,709
Withholding individual income taxes for employees	14,795	18,511
Others	293	4,617
	49,470	240,186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
11.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Accrued employee payroll and welfare benefits	63,532	149,791
Franchise deposits	40,762	80,709
Operational support service fees	15,347	45,538
Others	5,549	10,578
	125,190	286,616
12.   LEASES
The Group has operating leases for corporate offices with the lease terms from within 3 months to 5 years, some of which include options to terminate the leases within certain periods. For operating leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination option, which are factored into the Group’s determination of lease payments when appropriate.
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Right-of-use assets, net	66,650	79,843
Operating lease liabilities, current	32,397	42,252
Operating lease liabilities, non-current	31,056	34,438
The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses, cash paid for amounts included in the measurement of lease liabilities and right of use assets obtained in exchange for new operating lease liabilities for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023:
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
Operating lease expenses	30,271	21,385	32,727
Short-term lease expenses	426	322	3,836
Cash paid for amounts included in the measurement of lease liabilities	31,030	21,404	36,751
Right-of-use assets obtained in exchange for new operating lease liabilities	43,680	39,402	46,496
Short-term leases primarily represent the leases with a term of 12 months or less.
The operating lease expenses and short-term lease expenses were recognized in company-owned teahouse operating costs, other operating costs, sales and marketing, and general and administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
12.   LEASES (continued)
The following table provides a summary of the Group’s weighted average operating lease terms and weighted average discount rates as of December 31, 2022 and September 30, 2023:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Weighted average remaining lease term (in years)	2.35	2.07
Weighted average discount rate	4.55%	4.41%
Maturities of operating lease liabilities as of December 31, 2022 and September 30, 2023 are as follows:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
For the year ending December 31, 2023	34,622	12,952
For the year ending December 31, 2024	22,952	42,228
For the year ending December 31, 2025	7,954	22,622
For the year ending December 31, 2026	1,336	4,606
For the year ending December 31, 2027	310	310
Total remaining undiscounted lease payments	67,174	82,718
Less: imputed interest	(3,721)	(6,028)
Present value of operating lease liabilities	63,453	76,690
As of December 31, 2022, the Group has RMB2.7 million lease contracts that have been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
13.   NET REVENUES
Key revenues streams are as below:
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
Net Revenues
Net revenues from franchised teahouses	410,261	224,121	2,429,398
– Sales of products	389,656	212,618	2,297,174
– Raw materials & packaging	349,444	196,741	1,974,986
– Teahouse equipment and other supplies	40,212	15,877	322,188
– Franchising and other services	20,605	11,503	132,224
Net revenues from company-owned teahouses	81,392	51,899	163,725
	491,653	276,020	2,593,123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
13.   NET REVENUES (continued)
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year/period was RMB6.4 million, RMB6.4 million and RMB26.3 million for the year ended December 31, 2022 and nine months ended September 30, 2022 (unaudited) and 2023 (unaudited), respectively.
The contract liabilities are comprised of unamortized upfront fees received from franchisees and are presented within contract liabilities, current and contract liabilities, non-current in consolidated balance sheet. A summary of significant changes to the contract liabilities balances as of December 31, 2022 and September 30, 2023 is presented below.
Amount RMB
Balance as of January 1, 2022	6,363
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(1,364)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	27,183
Increase for payments in advance for supply chain goods and franchise related service fees, net of amounts recognized as revenue during the year	14,339
Balance as of December 31, 2022	46,521
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(3,535)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	107,214
Increase for payments in advance for supply chain goods and franchise related service fees, net of amounts recognized as revenue during the period	82,774
Balance as of September 30, 2023 (unaudited)	232,974
The Group expects to recognize contract liabilities as revenue over the remaining term of the associated franchise agreement as follows:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Less than 1 year	26,293	128,811
1 – 2 years	5,177	27,821
2 – 3 years	5,277	27,851
3 – 4 years	5,277	27,552
4 – 5 years	4,497	19,242
Thereafter	—	1,697
Total	46,521	232,974
The Group has applied the optional exemption, as provided for under Topic 606, which allows it to not disclose the transaction price allocated to unsatisfied performance obligations when the transaction price is a sales-based royalty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
14.   RELATED PARTY BALANCES AND TRANSACTIONS
During the year ended December 31, 2022 and the nine months ended September 30, 2022 and 2023, respectively, other than disclosed elsewhere, the Company had the following major related party transactions:
Name of related parties	Relationship with the Group
XVC FUND II LP and its affiliates (the “XVC Group”)	Shareholder of the Group
Shanghai Fosun High-Tech (Group) Co., Ltd. and its affiliates (the “Fosun Group”)	Shareholder of the Group
Qingdao Qiushi Chenxing L.P. (“Qiushi Chenxing”)	Shareholder of the Group
Junjie Zhang and Partea Ltd. (the company controled and fully owned by Junjie Zhang)	Shareholder of the Group
TasTea Ltd.	Shareholder of the Group
TEALATTE Ltd.	Shareholder of the Group
Jiangmen Pengjiang District Yu Sheng Beverage Plant	Company controlled by one of the supervisors* of the Group
Investees	Equity investment

*
A member of Beijing Chagee’s Supervisory Committee responsible for supervising the performance of the Board of Directors and senior management

(a)   Significant transactions with related parties
	Year Ended	Nine Months ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
Services and sales to related parties
Investees	3,369	2,577	606
Total	3,369	2,577	606
Loans advanced to the related parties
Junjie Zhang	1,000	—	—
Jiangmen Pengjiang District Yu Sheng Beverage Plant	2,000	2,000	2,000
Total	3,000	2,000	2,000
Share-based compensation related to ordinary shares exchanged for preferred shares (Note 16)
Partea Ltd.	—	—	4,234
TasTea Ltd.	—	—	1,631
TEALATTE Ltd.	—	—	326
Total	—	—	6,191
Repayment of the loans advanced to the related parties
Junjie Zhang	—	—	4,000
Jiangmen Pengjiang District Yu Sheng Beverage Plant	2,000	—	2,000
Total	2,000	—	6,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
14.   RELATED PARTY BALANCES AND TRANSACTIONS (continued)
(b) Balances with related parties
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB
		(unaudited)
Bridge loans to shareholders related to Restructuring* (Note 1(b))
Qiushi Chenxing	—	117,000
Fosun Group	—	50,000
XVC Group	—	28,000
Subtotal	—	195,000
Other amounts due from related parties
Junjie Zhang	4,000	—
Investees	91	17
Subtotal	4,091	17
Amounts due from related parties	4,091	195,017

Note*: These bridge loans to shareholders related to Restructuring was subsequently repaid before completion of the Restructuring in December 2023.
15.   TAXATION
(a)   Enterprise income tax (“EIT”)
Cayman Islands
Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Singapore
Under the current laws of Singapore, the subsidiaries incorporated in Singapore are subject to the prevailing Singapore Corporate Tax of 17%.
PRC
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provided a preferential corporate income tax rate of 20% and an exemption ranging from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.
According to the circular of “Continuing to Implement Preferential Corporate Income Tax Policies for Western Development” (Ministry of Finance announcement [2020] No. 23) issued by the Ministry of Finance,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
15.   TAXATION (continued)
the State Administration of Taxation and the National Development and Reform Commission and relevant PRC enterprise income tax regulations, entities that are qualified and located in certain western provinces of mainland China are entitled to a preferential income tax rate of 15%. Certain entities of the Group that are engaged in the “Encouraged Industries in the Western Region” stated in the Ministry of Finance announcement [2020] No. 23 are eligible for the preferential EIT rate at 15%.
Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.
The following table sets forth the component of income tax expenses of the Group for the year ended December 31, 2022 and for the nine months ended September 30, 2023.
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
Current income tax	44	12	173,411
Deferred income tax	(21,708)	(22,066)	(39,684)
Income tax (benefits)/expense	(21,664)	(22,054)	133,727
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2022 and nine months ended September 30, 2022 and 2023:
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
PRC statutory income tax rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatments	(0.31%)	(0.44%)	(6.25%)
Tax effect of permanent differences	(5.41%)	(4.44%)	2.61%
Effective income tax rate	19.28%	20.12%	21.36%
(b)   Value added Tax (“VAT”)
The Group’s majority of subsidiaries incorporated in China are subject to value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold mainly at a rate of 9%-13% depending on their categories in different periods. All entities in China are also subject to surcharges on value-added tax payments in accordance with PRC law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
15.   TAXATION (continued)
(c)   Deferred Taxes
The significant components of deferred taxes are as follows:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Deferred tax assets:
Contract liabilities	10,277	42,140
Net operating tax losses carried forward	18,274	13,814
Accrued expenses	1,145	10,004
Advertising expenses in excess of deduction limit	573	2,012
Allowances for doubtful losses	371	1,451
Unrealized profit from inter-company transactions	273	1,282
Lease liabilities	15,666	19,068
Subtotal	46,579	89,771
Less: valuation allowance	—	—
Less: Net-off of deferred tax liabilities in relation to right-of-use asset	(16,014)	(19,522)
Total deferred tax assets, net	30,565	70,249
The tax losses of the Group expire over different time intervals depending on the local jurisdiction. All the entity’s expiration periods for tax losses were five years. As of December 31, 2022, certain entities of the Group had net operating tax losses carried forward, which if not utilized, will expire as follows:
As of December 31, 2022
RMB
Loss expiring in the year ending December 31, 2025	172
Loss expiring in the year ending December 31, 2026	27,422
Loss expiring in the year ending December 31, 2027	49,295
76,889
The major jurisdiction in which the Group is subject to potential examination is the PRC. In general, the PRC tax authorities have up to five years and in certain cases up to ten years to conduct examinations of the tax filings of the Group. All these related tax years remain subject to a potential examination by the PRC tax authorities. As of December 31, 2022, the Group had accumulated tax losses of RMB76.9 million (US$10.5 million) derived from entities in the PRC, which can be carried forward per tax regulations to offset future taxable income. The PRC taxable losses will expire from 2025 to 2027 if not utilized.
(d)   Nine months ended September 30, 2022 (unaudited) and 2023 (unaudited)
For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
15.   TAXATION (continued)
as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. The effective tax rate for the nine months ended September 30, 2022 was negative 20.1% (unaudited), as compared to 21.4% (unaudited) for the nine months ended September 30, 2023.
16.   SHARE BASED COMPENSATION EXPENSES
On January 20, 2022, the shareholders and Board of Directors of Beijing Chagee approved the 2021 share option plan (the “2021 Plan”). Under the 2021 Plan, Beijing Chagee authorized shares of Beijing Chagee (equivalent to 13,999,000 shares of the Company upon the Restructuring), to be available to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2021 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.
Options granted to employees
The options granted under the 2021 Plan have a nominal exercise price and a contractual term of 8 years and were granted with the term that either (i) 100% vested on March 31 of the following year from the day of the grant; or (ii) 25% vested on March 31 of each of the following four years from the day of the grant.
The grantees can exercise vested options before the earlier of: 1) expiration of its contractual term (i.e. 8 years after its grant date); or 2) upon the grantee terminating their employment if the vested option has not been exercised.
Pursuant to the share-based award agreement, if the grantee voluntarily resigns, the Group is entitled to repurchase the shares obtained and held by the grantee from the exercise of options under the 2021 Plan, for which the repurchase price is calculated based on the most recent round of equity financing of the Group. The repurchase right shall become effectively lapsed should the Company complete an IPO. The Group considers such a repurchase term substantive, therefore the share-based awards are considered to have two components (i) a cash settled component that vests based on the continued service; and (ii) an equity settled component that vests based on the continued service and the Company completes the IPO. The portion of cash settled awards are accounted for as liability-classified awards and remeasured to an updated fair value at each reporting date until the awards are settled.
Share-based compensation expense recognized as a result of cash settled components was RMB3,944, RMB2,893 (unaudited) and RMB1,726 (unaudited) for the year ended December 31, 2022 and for the nine months ended September 30, 2022 and 2023, respectively. Share-based compensation expense recognized as a result of equity settled components was nil (unaudited) for all periods presented as the vest of equity settled component is not probable, if the equity settlement component becomes probable, it will be measured at the grant date fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
16.   SHARE BASED COMPENSATION EXPENSES (continued)
The following table summarizes the share options activity under the 2021 Plan for the year ended December 31, 2022 and nine months ended September 30, 2023:
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		RMB	Years	RMB
Outstanding, January 1, 2022	—	—	—	—
Granted	10,381,812	—
Exercised	—	—
Forfeited	(1,723,277)	—
Outstanding, December 31, 2022	8,658,535	—	7.07	61,216
Granted	2,732,540	—
Exercised	—	—
Forfeited	(55,296)	—
Outstanding, September 30, 2023 (unaudited)	11,335,779	—	7.00	87,507
Exercisable as of December 31, 2022	—	—	—	—
Exercisable as of September 30, 2023 (unaudited)	8,631,377	—	6.32	61,024
The following table summarizes the share options activity under the 2021 Plan for the nine months ended September 30, 2022:
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		RMB	Years	RMB
Outstanding, January 1, 2022	—	—	—	—
Granted	10,381,812	—
Exercised	—	—
Forfeited	(1,686,040)	—
Outstanding, September 30, 2022 (unaudited)	8,695,772	—	7.32	61,479
Exercisable as of September 30, 2022 (unaudited)	—	—	—	—
The weighted average fair value at measurement date of share options granted during the year ended December 31, 2022, nine months ended September 30, 2022 and 2023 were RMB7.07, RMB7.07 (unaudited) and RMB9.78 (unaudited), respectively.
The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2022 and September 30, 2023, was calculated based on the fair value of the Company’s ordinary shares on December 31, 2022 and September 30, 2023, respectively.
As of December 31, 2022 and September 30, 2023, there was RMB61.3 million and RMB87.5 million (unaudited) of unrecognized share-based compensation expense, respectively. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
16.   SHARE BASED COMPENSATION EXPENSES (continued)
There was no income tax benefit recognized in the consolidated statements of operations and comprehensive (loss)/income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the year ended December 31, 2022, and the nine months ended September 30, 2023.
Fair value of employee share options
The estimated fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.
The estimated fair value of each equity settled option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:
	As of
	December 31, 2022	September 30, 2023
	RMB	RMB (unaudited)
Risk-free interest rate (per annum)	2.75%	2.80%
Expected volatility	35.51%	36.82%
Expected dividend yield	0.00%	0.00%
Expected post-vesting forfeiture rate	0.00%	0.97%
Fair value of the underlying shares on the date of option grants	7.07	9.78
In July 2023, 745,266 Class A and 1,610,888 Class B ordinary shares held by certain shareholders, that are also employees, of the Company were exchanged at a premium for Series B preferred shares. The difference between the fair value of the newly issued preferred shares and the former ordinary shares was recorded as share-based compensation expenses in July 2023, amounted to RMB6.2 million.
17.   ORDINARY SHARES
The Company was incorporated on May 12, 2023. As part of the Restructuring the Company issued a total of 107,101,149 ordinary shares to the affiliates of certain then shareholders of Beijing Chagee. As of September 30, 2023, the Company had 104,744,995 of ordinary shares issued and outstanding, including 36,741,258 of Class A ordinary shares and 68,003,737 of Class B ordinary shares.
As a result of the Restructuring the Company retrospectively adjusted the number of ordinary shares as if the Restructuring occurred at the beginning of the period presented, for details of Restructuring, please refer to Note 1(b).
Super voting rights
On July 5, 2023, the Company changed its capital structure to re-designate its ordinary shares into Class A ordinary shares and Class B ordinary shares. Mr. Junjie Zhang, chairman of the board of directors, and Chief

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
17.   ORDINARY SHARES (continued)
Executive Officer (“CEO”) of the Company holds Class B ordinary shares through a British Virgin Islands (“BVI”) company and each Class B ordinary share carries ten (10) votes at meetings of shareholders while each Class A ordinary share is entitled to one vote. Upon further transfer of Class B ordinary shares by Mr. Junjie Zhang to anyone, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares. The Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Junjie Zhang ceases to be the CEO of the Company or the chairman of the board of directors of the Company.
The grant of the super voting rights was authorized by the board of directors on July 20, 2023. There are no additional vesting conditions attached to the grant. The incremental value of Class B ordinary shares is not significant.
In July 2023, 745,266 Class A and 1,610,888 Class B ordinary shares held by certain shareholders of the Company were sold to certain preferred shareholders at a premium, and such ordinary shares were re-designated to Series B preferred shares. For details, please refer to Note 16.
18.   CONVERTIBLE REDEEMABLE PREFERRED SHARES
Beijing Chagee obtained financing through Series A and Series B preferred shares from 2020, and the Company completed financing through Series B+ preferred shares in 2023. (Series A preferred shares, Series B preferred shares and Series B+ preferred shares are collectively referred to as “Preferred Shares”). The following table summarizes the issuances of Preferred Shares:
Series	Issuance Date	Issue Price per share	Shares Issued	Aggregated Issuance Price
A	December 25, 2020	RMB4.7	33,777,482	RMB160,000
A	February 22, 2021	RMB4.7	1,055,546	RMB5,000
B	May 14, 2021	RMB11.4	12,256,755	RMB140,000
B+	July 20, 2023	RMB16.2	12,780,417	RMB208,422

Note*: In the above table, the number of shares and the issue price per share have been adjusted as if the Restructuring has been completed.
(a)
Preferred Shares of Beijing Chagee

The key terms of Series A and Series B preferred shares of Beijing Chagee are as follows:
Conversion Rights
Automatic Conversion
The Series A and Series B preferred share of Beijing Chagee shall automatically be converted into the same number of ordinary shares of Beijing Chagee, upon the closing of a Qualified IPO of Beijing Chagee as defined in the Memorandum and Articles of Association.
Redemption Rights
The preferred shareholders shall have redemption rights upon the occurrence of any of the following events: (i) Beijing Chagee fails to complete a Qualified IPO on or before December 28, 2027; (ii) a material breach by the Group companies or Mr. Junjie Zhang (the “Founder”); (iii) any Group companies or the Founder is in violation of any applicable laws, or has been convicted of fraud, willful misconduct or other intentional inappropriate acts, resulting in a material adverse effect, or (iv) any other shareholder request to redeem its shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
18.   CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)
The redemption price for each outstanding preferred share shall be equal to the aggregate of (x) the applicable preferred share issue price, and (y) an amount at a simple interest of twelve percent (12%), plus (z) any declared but unpaid dividends.
Liquidation rights
In the event of any liquidation, dissolution or winding up of Beijing Chagee, whether voluntary or involuntary, the preferred shareholders shall be entitled to receive, prior and in preference to the ordinary shares, the higher of (i) the original issue price, plus any declared but unpaid dividends; and (ii) such amount per share as would have been payable on an if-converted basis (the “Preference Amount”).
If the assets and funds available for distribution shall be insufficient: (1) First, the distribution should be made to Series B preferred shareholders according to the relative proportion of their shares; (2) Secondly, distribution will be made to Series A preferred shareholders according to the relative proportion of their shares. (3) Any remaining assets and funds shall be distributed ratably among the shareholders based on the number of Ordinary Shares held by such shareholder (excluding preferred shares on as-converted basis).
Dividend Rights
First, each holder of Series B Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series B issue price, payable if and when declared by the board of directors.
Second, after full payment of dividends to the holders of the Series B Preferred Shares, each holder of the Series A Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series A issue price, payable if and when declared by the board of directors.
Lastly, if after the preferential dividends relating to the Preferred Shares as described above have been paid in full or declared and set apart for payment in any fiscal year of the Company, the holders of Preferred Shares shall be entitled to a proportionate share of any dividend or distribution on an if-converted basis.
Voting Rights
Each preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its.
(b)
Preferred Shares of the Company

Upon completion of the Restructuring, the Series A and Series B preferred shares of Beijing Chagee were exchanged into Series A and Series B preferred shares of the Company.
The key terms of Series A, Series B and Series B+ preferred shares of the Company are substantially the same as those of Series A and Series B preferred shares of Beijing Chagee, except that the following terms were added or amended:
Conversion Rights
Optional Conversion
Unless converted earlier pursuant to the Automatic Conversion, any Series A, Series B and Series B+ preferred shares may, at the option of the holder thereof, be converted at any time into fully-paid and non-assessable Class A Ordinary Shares of the Company, based on the then effective conversion price.
The initial conversion ratio of preferred shares to ordinary shares shall be 1:1 and shall be subject to adjustments in the event of issuance or deemed issuance of additional ordinary shares below the preferred

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
18.   CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)
share conversion price, or share dividends, subdivisions, combinations or consolidations of ordinary shares, other distributions, or reclassification, exchange and substitution.
Liquidation rights
If the assets and funds available for distribution shall be insufficient, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the preferred shareholders in proportion to the aggregate amount of the Preference Amount.
Deemed Liquidation Event includes: (i) any transaction or series of transactions, whether by merger, consolidation, amalgamation, sale or issuance of equity, scheme of arrangement or otherwise, which results in a change in control of the Company; (ii) a disposition of all or substantially all of the assets of the Group as a whole; or (iii) the exclusive licensing of all or substantially all of any Group’s Intellectual Property to a third party.
Dividend Rights
Each holder of Series B+ Preferred Shares is entitled to receive cumulative dividends at the simple rate per annum of 8% of the Series B+ issue price, payable if and when declared by the board of directors, in preference than Series B and Series A preferred shareholders.
Accounting for Preferred Shares
The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the option of the holders. Each issuance of preferred shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B and Series B+ Preferred Shares were RMB0.3 million, RMB3.1 million and nil. In addition, the Group records accretions on the Preferred Shares to the redemption values from the issuance dates to the earliest redemption dates. The accretions use the effective interest method and are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.
The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.
The exchange of Series A and Series B preferred shares of Beijing Chagee into Series A and Series B preferred shares of the Company and related changes in terms were accounted for as a modification with immaterial difference between the fair value of the preferred shares before and after the modification.
The Company’s preferred shares activity for the year ended December 31, 2022 and nine months ended September 30, 2023 (unaudited), respectively, is summarized below:
	Series A Preferred Shares		Series B Preferred Shares		Series B+ Preferred Shares		Total
	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Amount (RMB’000)
Balance as of January 1, 2022	34,833,028	178,253	12,256,755	143,919	—	—	322,172
Accretion on convertible redeemable preferred shares to redemption value	—	16,336	—	13,865	—	—	30,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
18.   CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)
	Series A Preferred Shares		Series B Preferred Shares		Series B+ Preferred Shares		Total
	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Amount (RMB’000)
Balance as of December 31, 2022	34,833,028	194,589	12,256,755	157,784	—	—	352,373
Issue of Series B+ Preferred Shares, net of issuance cost	—	—	—	—	12,780,417	208,422	208,422
Accretion on convertible redeemable preferred shares to redemption value	—	13,189	—	11,237	—	3,209	27,635
Issuance of Series B Preferred Shares*	—	—	2,356,154	34,729	—	—	34,729
Balance as of September 30, 2023 (unaudited)	34,833,028	207,778	14,612,909	203,750	12,780,417	211,631	623,159

The Company’s preferred shares activity for the nine months ended September 30, 2022 (unaudited) is summarized below:
	Series A Preferred Shares		Series B Preferred Shares		Series B+ Preferred Shares		Total
	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Amount (RMB’000)
Balance as of January 1, 2022	34,833,028	178,253	12,256,755	143,919	—	—	322,172
Accretion on convertible redeemable preferred shares to redemption value	—	12,082	—	10,249	—	—	22,331
Balance as of September 30, 2022 (unaudited)	34,833,028	190,335	12,256,755	154,168	—	—	344,503

Note *: In July 2023, 745,266 Class A and 1,610,888 Class B ordinary shares held by certain shareholders, that are also employees, of the Company were exchanged at a premium for Series B preferred shares. Such preferred shares were recognized at fair value. For details, please refer to Note 16.
19.   (LOSS)/EARNING PER SHARE
Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.
As a result of the Restructuring the Company retrospectively adjusted the number of ordinary shares as if the Restructuring occurred at the beginning of the period presented, for details of Resturctruing, please refer to Note 1(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
19.   (LOSS)/EARNING PER SHARE (continued)
Basic and diluted (loss)/earnings per share for the periods presented are calculated as follows:
	Year Ended	Nine Months Ended
	December 31, 2022	September 30, 2022	September 30, 2023
	RMB	RMB (unaudited)	RMB (unaudited)
Numerator:
Net (loss)/income	(90,716)	(87,571)	492,292
Less: Net income attributable to non-controlling interest shareholders	—	—	(360)
Less: accretion to redemption value of convertible redeemable preferred shares	(30,201)	(22,331)	(27,635)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	(24,400)	(18,300)	(21,060)
Net (loss)/earnings attributable to the Company’s ordinary shareholders	(145,317)	(128,202)	443,237
Denominator:
Weighted average number of Ordinary Shares outstanding used in calculating basic and diluted loss per share
— Basic	107,101,149	107,101,149	106,341,656
— Diluted	107,101,149	107,101,149	160,266,055
Basic (loss)/earning per share	(1.36)	(1.20)	4.17
Dilutive (loss)/earning per share	(1.36)	(1.20)	2.77
For the year ended December 31, 2022 and the nine months ended September 30, 2022, the Company had potential ordinary shares, including preferred shares and share options. On a weighted average basis, 49,747,432 and 49,747,432 preferred shares, and 8,182,334 and 10,940,656 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the year ended December 31, 2022 and the nine months ended 2022, respectively as those periods were in a loss position.
20.   Fair Value Measurement
(a)   Assets and liabilities measured at fair value on a recurring basis
The following table summarizes, for assets and liabilities measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2022 and September 30, 2023:
		As of
Financial instruments	Fair value hierarchy	December 31, 2022	September 30, 2023
			(unaudited)
Short-term investments	Level 2	—	136,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
20.   Fair Value Measurement (continued)
Short-term investments
The short-term investments are comprised of investments in wealth management products issued by financial institutions. The Group estimates the fair value of investments in short-term investments using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The short-term investments usually have short original maturities of less than 1 year, the carrying value approximates to fair value.
Other financial instruments
Other financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, other receivables, amounts due from related parties, certain other current assets and certain accruals and other liabilities. As of December 31, 2022 and September 30, 2023, the carrying values of these financial assets are approximated to the fair values due to their short-term maturity. They are not measured at fair value in the consolidated balance sheets, but the fair value is estimated for disclosure purposes.
(b)   Assets and liabilities measured at fair value on a non-recurring basis
The Group’s long-term equity investments are measured at fair value on a non-recurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement. Please refer to Note 2(m) for more details of valuation techniques.
The Group’s non-financial assets, such as property and equipment and right-of-use assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired. For the year ended December 31, 2022 and the nine months ended September 30, 2022 and 2023, the Group recognized nil, nil (unaudited) and nil (unaudited) of impairment loss for the assets above based on management’s assessment.
21.   COMMITMENTS AND CONTINGENCIES
Commitments
(a) Operating lease commitments
Future minimum lease payments for operating lease as of December 31, 2022 and September 30, 2023 are disclosed in Note 12.
(b) Other commitments
The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through to December 2027 and September 2028. Future minimum payments under non-cancelable agreements for property management fees consist of the following as of December 31, 2022 and September 30, 2023:
	Payment due by schedule as of December 31, 2022
	Less than 1 year	1 – 5 years	Total
	RMB	RMB	RMB
Property management commitments	1,675	1,565	3,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
21.   COMMITMENTS AND CONTINGENCIES (continued)
	Payment due by schedule as of September 30, 2023
	Less than 1 year	1 – 5 years	Total
	RMB	RMB	RMB
Property management commitments (unaudited)	4,475	4,836	9,310
Legal Proceedings
As of December 31, 2022, and September 30, 2023, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.
22.   RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the generically reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB 3.9 million as of December 31, 2022. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.
The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e) (3), “General Notes to Financial Statements” and concluded that it was not applicable for the Company to disclose the condensed financial information of the Company for the year ended December 31, 2022 because (i) the Company had not been incorporated as of December 31, 2022 and (ii) the Restructuring of the Group was yet to complete so the Company was not yet the parent company of the subsidiaries in China as of December 31, 2022.
23.   Subsequent Events
1)
Adoption of Public Company Share Incentive Plan

After the Restructuring, the Company adopted the Public Company Share Incentive Plan in February 2024 to replace the 2021 Plan; the Company will sign grant letters with grantees under this plan and management is still evaluating the accounting impact.
2)
Issuance of additional Series B+ preferred shares

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, per share data)
23.   Subsequent Events (continued)
The Group completed the issuance of the remaining Series B+ preferred shares in December 2023 and the total cash consideration of such Series B+ preferred shares was RMB123 million. The terms and rights of such Series B+ preferred shares are the same with the terms disclosed in Note 18.
3)
Acquisition of Chagee(M) Sdn. Bhd.

On February 1, 2024, Chagee Group (Sea) Pte. Ltd. (the “Buyer”), one of the Company’s subsidiaries, entered into share purchase agreements with Gourmet Genesis Sdn. Bhd, Chong Cai Liang, Tea Na Ventures Sdn. Bhd (the “Sellers”), to purchase 255,000 ordinary shares of Chagee(M) Sdn. Bhd. (“Chagee(M)”), a private company limited by shares incorporated in Malaysia, which represented 51% interests of Chagee(M), for total consideration of Ringgit Malaysia 13.5 million (USD2.9 million). The acquisition was completed on February 5, 2024, when the shares were transferred from the Sellers to the Buyer together, the total consideration was paid on the same date, Chagee Group (Sea) Pte. Ltd. appointed 2 directors and Chagee(M) adopted the new constitution. The acquisition is expected to have no material impact on the Company’s operations and financial position.
4)
Ordinary shares transaction

On December 25, 2023, the Company repurchased and redeemed an aggregate of 2,729,630 Class B ordinary shares from Partea Ltd. and subsequently issued an aggregate of 2,729,630 Class A ordinary shares to TeaTide Limited on the same date, this transaction is expected to have no material impact.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the form of indemnification agreements to be filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.
Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Class A ordinary shares
TasTea Ltd.	May 12, 2023	3,037,384	US$303.7384
TEALATTE Ltd.	May 12, 2023	2,842,196	US$284.2196
TeaBrew Limited	May 12, 2023	8,692,656	US$869.2656
TeaZen Limited	May 12, 2023	4,701,364	US$470.1364
SipSoul Limited	May 12, 2023	999,981	US$99.9981
TeaBloom Limited	May 12, 2023	999,981	US$99.9981
TeaNexus Limited	May 12, 2023	999,981	US$99.9981
TeaLuxe Limited	May 12, 2023	699,950	US$69.9950
Brewtopia Limited	May 12, 2023	3,544,486	US$354.4486
Tea Thyme Limited	May 12, 2023	999,981	US$99.9981
TeaFusion Limited	May 12, 2023	1,488,500	US$148.8500
SereniTea House Limited	May 12, 2023	1,796,500	US$179.6500
Tea Haven Limited	May 12, 2023	94,553	US$9.4553

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
The Tea Emporium Limited	May 12, 2023	692,377	US$69.2377
Brew Tea-ful Limited	May 12, 2023	1,272,960	US$127.296
TeaSoul Limited	May 12, 2023	1,558,669	US$155.8669
Tea Tropolis Limited	May 12, 2023	3,065,005	US$306.5005
TeaTide Limited	December 25, 2023	2,729,630	Nil
Class B ordinary shares
Partea Ltd.	May 12, 2023	69,614,624	US$6,961.4625
Series A Preferred shares
XVC FUND II LP	July 5, 2023	18,577,615	US$ equivalent of RMB88,000,000
Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership)	December 25, 2023	4,644,404	US$ equivalent of RMB22,000,000
Wuxi Forba Tea Enterprise Management Partnership (Limited Partnership)	December 25, 2023	10,027,750	US$ equivalent of RMB47,500,000
Gongqingcheng Bagee Tea Investment Partnership (Limited Partnership)	December 25, 2023	527,713	US$ equivalent of RMB2,500,000
Putian Aikesi Coordinate Investment Partnership (Limited Partnership)	December 25, 2023	1,055,546	US$ equivalent of RMB5,000,000
Series B Preferred shares
XVC FUND II LP	July 5, 2023	963,031	US$ equivalent of RMB11,000,000
XVC SSF II LP	July 5, 2023	963,031	US$ equivalent of RMB11,000,000
Putian Aikesi Coordinate Investment Partnership (Limited Partnership)	December 25, 2023	87,548	US$ equivalent of RMB1,000,000
Beijing Qiushichenxing Consulting Center (Limited Partnership)	December 25, 2023	10,243,145	US$ equivalent of RMB117,000,000
Series B+ Preferred shares
Rothsfortune Fund, LP	July 20, 2023	1,667,011	US$ equivalent of RMB27,000,303
Qanttea LP	July 20, 2023	4,939,291	US$ equivalent of RMB80,000,000
Coatue PE Asia 92 LLC	July 20, 2023	6,174,115	US$ equivalent of RMB100,000,000
Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership)	December 5, 2023	7,594,160	US$ equivalent of RMB122,999,697
Options
Certain employees	During the past three years	Options to purchase a total of [ ] Class A ordinary shares	Past and future services provided by these individuals to us

Item 8.   Exhibits and Financial Statement Schedules
(a)   Exhibits
See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.
(b)   Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.
Item 9.   Undertakings
The undersigned hereby undertakes:
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CHAGEE HOLDINGS LIMITED
EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
4.4*	Shareholders Agreement by and among Chagee Holdings Limited and certain other parties as listed therein
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	Public Company Share Incentive Plan
10.3*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.4*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
21.1	Principal Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of King & Wood Mallesons (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of King & Wood Mallesons regarding certain PRC law matters
99.3*	Consent of Shanghai iResearch Co., Ltd.
99.4	Representations Made Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F
107*	Filing fee table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on            , 2024.
Chagee Holdings Limited
By:

Name:
Mr.Junjie Zhang

Title:
Chairmnan of the Board, Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Junjie Zhang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2024 in the capacities indicated:
Signature	Title
Mr. Junjie Zhang	Chairman of the Board, Chief Executive Officer (principal executive officer, principal financial officer and principal accounting officer)
Mr. Dengfeng Yin	Director, Chief Operating Officer
Mr. Mian Lu	Director, General Manager of Operational Center, General Manager of Human Resources and Administrative Center
Mr. Peibang Gong	Director
Mr. Chao Zhu	Director
Mr. Boyu Hu	Director
Mr. Yonggang Cong	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Chagee Holdings Limited, has signed this registration statement or amendment thereto in New York on            , 2024.
Authorized U.S. Representative
By:

Name:
Title: